    As filed with the Securities and Exchange Commission on April 17, 2000
                                                           Registration No. 333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549
                              ____________________

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              ____________________

                                 CARESIDE, INC.
             (Exact name of registrant as specified in its charter)

          Delaware                              3841                23-2863507
(State or other jurisdiction of     (Primary Standard Industrial    (I.R.S. Employer
incorporation or organization)       Classification Code Number)   Identification No.)

                 6100 Bristol Parkway, Culver City, CA  90230
                                 (310)338-6767
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                              ___________________

                             W. Vickery Stoughton
                    Chairman of the Board of Directors and
                            Chief Executive Officer
                                Careside, Inc.
                             6100 Bristol Parkway
                            Culver City, CA  90230
                                (310) 338-6767
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)
                             ____________________

                                With copies to:

                            Barry M. Abelson, Esq.
                            Julia D. Corelli, Esq.
                              Pepper Hamilton LLP
                             3000 Two Logan Square
                            Philadelphia, PA  19103
                                (215) 981-4000
                             ____________________

  Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [x]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

  If this Form is a post-effective amendment filed pursuant to Rule 462(C) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                                 CALCULATION OF REGISTRATION FEE

                                                         Proposed           Proposed
                                                          Maximum            Maximum
 Title of Each Class of Securities   Amount to be     Offering Price        Aggregate          Amount of
         to be Registered             Registered         Per Share       Offering Price       Registration
----------------------------------   ------------     --------------     --------------       ------------
Common Stock, par value $.01          3,248,510  (1)   $ 9.625      (2)   $31,266,908.75 (2)   $8,254.46


(1) All of the shares of Common Stock offered hereby are being sold for the accounts of selling stockholders named herein. See "Selling Stockholders" herein.

(2) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(c) under the Securities Act based upon the average of the high and low sale prices for the Common Stock on April 14, 2000, as reported on the American Stock Exchange.

                              ____________________

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

                  Subject to Completion dated April 17, 2000


                       3,248,510 Shares Of Common Stock


                              [LOGO OF CARESIDE]


     The selling stockholders named in this prospectus are offering 3,248,510 shares of our common stock. The selling stockholders may sell these shares from time to time in brokers' transactions, negotiated transactions, or otherwise at prices current at the time of sales. We will not receive any proceeds from these sales.

     All expenses of the registration of these shares (other than brokerage commissions and transfer taxes, which will be paid by the selling stockholders) will be paid by us. We estimate that the expenses will be $ 75,000.00.

     Our common stock is listed on the American Stock Exchange under the symbol "CSA." On April 13, 2000, the closing sale price of our common stock as reported by the American Stock Exchange was $10 1/2 per share.

     Investing in our common stock involves significant risks. See "Risk Factors" beginning on page 6.


                                                              Underwriting         Proceeds to
                                             Price to         Discounts and          Selling
                                              Public           Commissions        Stockholders
                                              ------           -----------        ------------
Per share................................  See Text Above      See Text Above     See Text Above
Total....................................  See Text Above      See Text Above     See Text Above

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SECURITYHOLDERS IDENTIFIED IN THIS PROSPECTUS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                April __, 2000

================================================================================

                               _________________
                               TABLE OF CONTENTS
                               _________________

Prospectus Summary........................................................   1
Risk Factors..............................................................   6
Special Note Regarding Forward-Looking Statements.........................  12
Use of Proceeds...........................................................  13
Price Range of Common Stock and Dividends.................................  13
Dividend Policy...........................................................  13
Capitalization............................................................  14
Dilution..................................................................  15
Selected Financial Data...................................................  16
Management's Discussion and Analysis of Financial
Condition and Results of Operations.......................................  17
Business..................................................................  21
Management................................................................  43
Principal Stockholders....................................................  52
Certain Transactions......................................................  53
Description of Capital Stock..............................................  56
Shares Eligible for Future Sale...........................................  63
Selling Stockholders......................................................  65
Plan of Distribution......................................................  70
Legal Matters.............................................................  71
Experts...................................................................  71
Where You Can Get More Information........................................  72
Index to Financial Statements.............................................  F-1

================================================================================

                              PROSPECTUS SUMMARY

     The following summary highlights information from this prospectus. Because this is a summary, it does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the "Risk Factors" section, the financial statements and the notes to those financial statements.

                                   Careside

     Careside has developed and is selling a proprietary blood testing system called the Careside system. It is designed to decentralize laboratory operations. The system consists of a testing instrument called the Careside Analyzer and disposable test cartridges, and the Careside Connect, a computer link designed to facilitate data interchange. It also consists of a proprietary hematology testing device called the H-2000, which we recently acquired.

     The Careside system performs blood tests in the same location as the patient, or what is commonly called point-of-care testing. Blood testing is a significant part of routine and critical patient care. Today, almost all blood testing is done by sending the blood samples to hospital or commercial laboratories. Because of transportation time and several processing steps, these central laboratories generally take between 4 and 24 hours to provide test results to the doctor. We believe that the Careside system provides the platform for solving the limitations of central blood testing laboratories and redefines the market for point-of-care testing. Here are the reasons why:

     . Cost-Effective Results -- Our system is designed to provide test results that are cost competitive with both hospital and commercial laboratories.

     . Rapid Test Results -- Our system produces test results within 10 to 15 minutes from the time the blood is drawn from the patient.

     . Comprehensive Test Menu -- We believe that our planned menu of tests represents over 80% of all blood tests ordered on an out-patient basis, including all of the most commonly ordered blood tests.

     . Ease of Use -- Our system is designed for use by non-technical personnel, with only simple training.

     . Industry Standard Technology -- Our system uses the same test methods and technology as large testing devices in hospital and commercial laboratories.

     . Embedded Quality Assurance/Quality Control -- Our system captures all data required to comply with regulations governing laboratory operations, including those under the Clinical Laboratory Improvement Amendments of 1988.

     . Ability for Practice Enhancement -- By providing rapid test results for a broad menu of tests, our system will enable doctors to treat patients more quickly, see more patients, improve office productivity and improve patient satisfaction and quality of care. In addition, healthcare providers can increase their revenue by performing and billing for tests themselves.

     Our goal is to make decentralized testing with the Careside system the standard for routine and critical care blood testing

The Careside System Status

     The FDA has cleared or exempted the Careside Analyzer for 37 blood tests for professional laboratory use and the H-2000 is cleared or exempted for 16 blood tests. Thus, as of early April 2000, the FDA had cleared or exempted the Careside system for 53 different blood tests, which represents most of the routine blood tests ordered by physicians. In addition, the FDA has cleared the Careside Analyzer as a "point-of-care" device. This clearance means that properly trained non-technical personnel can operate the Careside Analyzer, eliminating the need for a lab specialist to oversee each test. We will seek the same designation for the H-2000 in 2000.

     In December 1999, we initiated the first of a number of product installations in pilot sites. These pilots involve assessing both the economic opportunity provided to the customer from the use of the Careside system and refining an instruction manual which is intended to provide customers with the information they need to operate a lab using the Careside system. By year end 1999, two of four planned pilots were initiated. The first was started at a small group practice that had never run a lab. The second was with a larger group currently operating a lab. We plan additional pilot site marketing studies in 2000. These studies will demonstrate our system's cost-effectiveness and how potential customers will use it. We launched the sale of the Careside system in December 1999 and as of April 2000 have begun installations in California, Kentucky, Arizona, Texas, with other states scheduled to follow.

Market Opportunity

     The lack of timely test results from central laboratories has given rise to a growing market for point-of-care tests. According to 1997 industry data and estimates, the worldwide product market for testing of blood and other bodily fluids and tissues was $18.3 billion in 1997 and was expected to grow to $20 billion in 2000. Based on their prior industry experience, our senior management believes that the Careside system's 53 test menu will address over 38% of this market. The rest of the market includes complex and specialized tests not performed by the Careside system. The U.S. and Canadian market is approximately 40% of the worldwide market. Our marketing efforts are targeted towards converting U.S. and Canadian blood testing to point-of-care testing.

     We define the potential market for our products as being virtually wherever blood is drawn from patients for standardized blood tests. Based on industry data and estimates, we believe the addressable worldwide market for our blood tests is expected to be $7.6 billion in 2000 and is expected to grow at 16% per year thereafter. The key U.S. markets we have targeted are as follows:

     . Hospitals: There are over 6,500 acute care and specialty hospitals in the United States that require laboratory-testing services. These services are usually provided by a central hospital laboratory that has to be maintained on a 24-hour basis and staffed by specially trained lab personnel.

     . Physician Groups: The American Medical Association states that there are 27,100 physician groups in the United States. We estimate that 21,000 of these groups have three or more doctors. We believe that for groups of three or more physicians the Careside system will offer cost-effective improvements in daily office routine, greater convenience, enhanced patient satisfaction and new revenue opportunities.

     . Nursing Homes: According to the American Healthcare Association, in 1999 there were 15,574 nursing homes in the United States comprised of more than 1.6 million licensed beds. The average occupancy rate was over 92%, with each nursing home averaging nearly 100 patients. Nursing homes currently pay a premium to laboratories to receive timely results. The Careside system would benefit nursing homes by helping them earn revenue from Medicare and other payers, and reduce costs by decreasing the Nursing Home's reliance on central laboratories.

     . Home Care: The number of home care visits increased from 70 million in 1990 to an estimated 306 million in 1997. On average, 30% of home care patients visited each week require laboratory testing. There are currently over 20,000 home care agencies in the United States, and 9,600 of them are Medicare certified. Currently, all home care agencies rely on commercial labs for blood testing. Home care agencies would benefit from increased revenue opportunities by using the Careside system to conduct blood testing in their base offices.

     . Other: Field military hospitals, ships, employee health clinics, drop-in clinics, surgi-centers, dialysis units and other alternate sites all represent potential customer opportunities for Careside.

Early History

     SmithKline Beecham Clinical Laboratories, Inc. conducted extensive surveys of the point-of-care market beginning in 1993. As a result, in 1994, SmithKline started our predecessor business to develop the technology we use. We acquired this business in November 1996. Several senior members of SmithKline's management team, including the President of SmithKline Beecham Clinical Laboratories, worked on this point-of-care project at SmithKline. They are now part of the executive management team of Careside. In June 1999, Careside completed its initial public offering. Our publicly-traded common stock is listed on the American Stock Exchange under the ticker symbol "CSA," and our publicly-traded warrants under the symbol "CSA.WS". In December 1999, we acquired Texas International Laboratories, Inc. ("TIL"). TIL owned and marketed a proprietary hematology testing device, renamed the H-2000, which is now part of the Careside system.

     Careside was incorporated in the State of Delaware in July 1996 under the name Exigent Diagnostics, Inc. In May 1998, we changed our name to Careside, Inc. Our principal executive offices are located at 6100 Bristol Parkway, Culver City, California 90230 and our telephone number is (310) 338-6767.

                                 The Offering

Shares offered by selling stockholders:     . . . . . . . . . . . . . . . . . . . . . .  3,248,510 (1)

Use of Proceeds:      . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  We will not receive any of the proceeds from the sale of shares of
                                                                                         common stock by the selling
                                                                                         stockholders

(1)  Of these shares, approximately
     .    1,706,984 are shares of common stock held by the selling stockholders,
     . 384,615 shares of common stock are issuable upon exercise of warrants exercisable at $5.20 per share,
     . 340,237 shares of common stock are issuable upon exercise of warrants exercisable at $6.76,
     . 101,305 shares of common stock issuable upon exercise of warrants exercisable at $8.77 per share,
     . 154,247 shares of common stock are issuable upon exercise of our contingent warrants, which are exercisable at $.01 per share if the closing price of our common stock falls below $7.50 per share for 15 consecutive days during the period from August 15, 2000 to November 15, 2000 and
     . 235,294 shares of common stock issuable upon exercise of a warrant in connection with a bridge loan and
     . 325,828 shares of common stock are issuable upon conversion of shares of our Series A Convertible Preferred Stock and exercise of warrants received on conversion.

                            Summary Financial Data

     The following table presents summary financial information for Careside and the predecessor business at SmithKline Beecham Chemical Laboratories, Inc. You should read this data together with the financial statements and related notes included in this prospectus (amounts in thousands except share data). The pro forma as adjusted balance sheet data reflects the effect of the sale of 1,184,091 shares of common stock at $8.77 per share in a private placement and the exercise of 1,154 options and the purchase of 2,839 shares under our Employee Stock Purchase Plan.

                             Predecessor Business                              Careside, Inc.
                             --------------------                              --------------
                                                      -------------------------------------------------------------------

                                                          Period from                                       Period from
                                          Ten months     Inception (July                                   Inception (July
                             Year Ended      Ended        10, 1996) to               Years ended            10, 1996) to
                             December 31,  October 31,    December 31,               December 31            December 31,
                                                      ---------------------------------------------------------------------
                                1995        1996           1996          1997         1998         1999          1999
                                ----        ----           ----          ----         ----         ----          ----
Statement of Operations Data:
Revenue                                               $       -      $        -    $        -     $       61   $       61
Cost of Sales                                                 -               -             -             31           31
                                                      ---------      ----------    ----------     ----------   ----------
Gross Profit                                                  -               -             -             30           30
Operating expenses

Research and development     $    2,110   $   3,055        1,562           5,896         8,298          8,252       24,008
Sales and marketing                                            -              85           249          1,205        1,539
General and administration          585         224           55             555           601          1,448        2,659
                             ----------   ---------   ----------      ----------    ----------     ----------   ----------
Operating loss               $   (2,695)  $  (3,279)      (1,617)         (6,536)       (9,148)       (10,875)     (28,176)
                             ===========  ==========
Goodwill Amortization                                          -               -             -            (37)         (37)
Net interest income/(expense)                                (21)            205           212           (679)        (283)
                                                      ----------      ----------    ----------     ----------   ----------
Net loss                                                  (1,638)         (6,331)       (8,936)       (11,591)     (28,496)

Dividend on Series A Preferred                                 -               -             -            (55)         (55)
                                                      ----------      ----------    ----------     ----------   ----------
Net loss to common shareholders                       $   (1,638)     $   (6,331)   $   (8,936)    $  (11,646)  $  (28,551)
                                                      ==========      ==========    ==========     ==========   ==========
Net loss per share                                    $    (2.25)     $    (2.04)   $    (1.93)    $    (1.88)
                                                      ==========      ==========    ==========     ==========
Shares used in computing
net loss per share                                       728,465       3,098,980     4,629,916      6,210,496


                                                                                               Careside, Inc.
                                                                                             December 31, 1999
                                                                                           ---------------------

Balance Sheet Data:                                                                                    Pro Forma
                                                                                                      As Adjusted
                                                                                           Actual     (unaudited)
                                                                                           ------     ----------
Cash and cash equivalents.............................................................       $4,905     $ 14,471
Total assets..........................................................................       14,389       23,955
Long-term liabilities.................................................................        1,096        1,096
Deficit accumulated during development stage..........................................      (28,496)     (28,496)
Total stockholders' equity............................................................        9,079       18,646

                                  RISK FACTORS

     An investment in our common stock involves many risks. These risks may be substantial and are inherent in the business of Careside. You should carefully consider the following information about these risks, together with the other information in this prospectus, before buying common stock.

     If any of the following risks actually occur, our business and prospects could be materially adversely affected, the trading price of our common stock or warrants could decline, and you might lose all or part of your investment.

We Have a Limited Operating History and Have only Recently Begun to Generate Revenues

     We have incurred net losses of approximately $28.5 million from inception through December 31, 1999. We have generated only a small amount of revenue from product sales and will continue to incur significant additional operating losses until we have sold a sufficient number of Careside systems.

Additional Funding May Not Be Available

     Additional funding for our activities may come from the exercise of our outstanding warrants. We also may seek additional financing to build inventory and to refinance our bridge loan. To support our current and any future funding requirements, we may need to issue additional equity securities, incur more debt, obtain added lease financing and/or seek third-party collaboration opportunities. Additional funding may have unacceptable terms or may not be available at all for reasons relating to lenders' or investors' views of medical device or small capitalization companies.

     If adequate funds are not available, we may be required to delay, reduce or eliminate product development programs, or reduce our planned marketing and sales activities, or to license to third parties rights to commercialize our products or technologies.

We May Never Be Profitable

     Even if we are able to generate revenue from sales of the Careside system, we may never be profitable. There are several reasons why this might happen:

     .    We may not be able to reduce our manufacturing costs to acceptable levels.
     .    We may have to lower our prices to remain competitive.
     . We may experience delays in developing additional tests or product upgrades.
     .    We may experience problems in production, distribution or marketing.

The Medical Community May Not Accept the Careside System

     The Careside Analyzer and our patented test cartridges, the H-2000 and the Careside Connect are our only products. We will not be able to operate profitably unless these products achieve a significant level of market acceptance. The following factors are the greatest risks to our market acceptance:

     We May Fail to Develop the Comprehensive Test Menu Needed to Sell Our
Product

     If we are not able to fully develop the remaining components of our proposed comprehensive test menu, customers may not buy our products. One of our major selling points to potential customers will be the breadth of our menu.

     We May Be Unable to Change How Tests are Ordered

     We may not be able to demonstrate the economic or clinical benefits of the Careside system sufficiently to convince members of the medical community to change the way they order tests. Currently, physicians and hospitals typically order blood tests from central laboratories.

     Managed Care Contracts May Limit Our Market Penetration

     Our ability to sell to healthcare providers may be limited by managed care relationships. Many health maintenance and managed care organizations have exclusive contracts with laboratories that require participating or employed physicians to send patient specimens only to contracted laboratories. Consequently, such physicians may be precluded from using the Careside system unless they obtain a waiver from the relevant health maintenance or managed care organization.

     We May Be Unable to Keep Pace With Changing Technology

     Blood testing technology is evolving. Other companies may develop products in response to technological changes that make our products noncompetitive.

     CLIA May Discourage Healthcare Providers from Using Point-of-Care Testing

     Careside system users will be required to be licensed under the Clinical Laboratory Improvement Amendments of 1988. While the Careside system is designed to make licensure easy, CLIA licensing requirements may make healthcare providers reluctant to initiate, continue or expand patient testing using the Careside system.

We May Not Be Able to Further Develop Our Products

     In order for us to expand our test menu, we must complete the development of one of the four types of disposable cartridges. Factors outside our control may delay our proposed development schedules. These factors include:

     .    delays in regulatory clearance,
     .    technological difficulties,
     .    restrictions on access to proprietary technology of strategic partners, and
     .    changes in the healthcare, regulatory or reimbursement environment.

Reductions in Third-Party Reimbursement For Tests May Hurt Our Business

     Current reimbursement amounts for diagnostic tests from government authorities, private health insurers and other third-party payers, such as health maintenance organizations, may not be maintained. Any decrease in test reimbursement amounts may reduce the demand for our products or force us to lower our sales prices. In addition, legislative proposals to reform healthcare and the trend toward managed healthcare in the United States may require lower prices for our products. See "Business--Third Party Reimbursement" on page 39.

We Have Limited Sales, Marketing and Distribution Experience

     We may not be able to recruit or retain direct sales and marketing personnel who will successfully implement our marketing strategy. We intend to distribute our products in the United States primarily through our own sales force, and internationally through a limited number of distributors. Establishing a sales and marketing capability will require substantial efforts and significant resources.

Third-Party Distributors May Not Be Effective

     We will depend on third party distributors to assist us in promoting market acceptance and creating demand for our products. We have an exclusive distribution arrangement with Quest Diagnostics Incorporated for the commercial laboratory market in the United States and certain foreign countries. We have also granted Fuji Photo Film Co. Ltd. a right of first refusal to distribute the Careside system exclusively in Japan and non-exclusively in some of the other Asian countries. We will need additional arrangements to distribute our products worldwide. We may not be able to maintain these arrangements or enter into additional distribution arrangements. In addition, we have little control over the resources that the distributors will devote to the marketing of the Careside system. See "Business--Marketing Strategy" on page 35 and "Certain Transactions--SmithKline Beecham" on page 53.

The Quest Diagnostics Relationship is Still in Formative Stages, Adding Uncertainty to Our Commercial Laboratory Market

     Quest Diagnostics acquired all of the stock of SmithKline Beecham Clinical Laboratories, Inc. in July 1999 and has thus succeeded to our distribution agreement with SBCL. We have had no prior business relationship with Quest Diagnostics and continue to discuss with Quest Diagnostics their intentions with respect to distribution of our products under this agreement. Just as SBCL could, Quest Diagnostics may choose to distribute our products, terminate the agreement or refrain from distributing our products in select areas.

Our Contract Manufacturers May Not Adequately Meet Our Future Product Demand

     We will depend upon outside vendors to manufacture most of the Careside system, including the Careside Analyzer and components of the disposable testing cartridges. We will have only limited control over third-party manufacturers as to quality control and timing of production and delivery. We cannot be certain that outside manufacturers will be able to provide us with a sufficient number of instruments and cartridge components on a timely basis.

Our Lack of Manufacturing Experience Could Reduce Our Ability to Assemble Cartridges

     We will be assembling the cartridges at Careside. We have never operated a manufacturing/assembly business. We will need to assemble significant and increasing quantities of test cartridges on a timely basis, while maintaining strict quality standards. We have converted from manual production of cartridge components and assembly to an automated system to produce cartridge components. We may not be able to achieve and maintain product accuracy and reliability when producing the cartridges in the quantities required, on a timely basis or at an acceptable cost.

Our Third-Party Suppliers Could Interrupt Our Supply

     Our contract manufacturers and suppliers may not be able to meet our demand. We will purchase the materials used in the test cartridges from outside suppliers. Each of our supply agreements has termination rights. Any interruption in supply would adversely affect our schedule. See "Business-- Manufacturing and Supply" on page 38.

Our CEO and Other Key Personnel Are Critical To Our Success

     The loss of key employees or unsuccessful recruiting efforts will harm us. Competition for qualified and talented individuals with experience in point-of-care testing is intense. Our success depends on our ability to retain the services of Mr. Stoughton, our Chairman of the Board of Directors and Chief Executive Officer, and Dr. Grove, Executive Vice President--Chief Technology Officer. Mr. Stoughton has over 20 years experience as a senior executive of several large hospitals and over four years experience as President of SmithKline Beecham Clinical Laboratories, Inc. Dr. Grove managed research and development activities at SmithKline Beecham Clinical Laboratories, Inc. for 12 years and has extensive experience in the development of diagnostic tests. We also need to attract additional sales and marketing, research and development, and experienced manufacturing personnel. See "Management--Employment Agreements" on page 49.

We May Not Be Able to Manage Our Expanding Operations

     We will need to expand our operations if we are successful in achieving market acceptance for the Careside system. This expansion will result in additional responsibilities for management and place significant demand upon our management, our operating and financial systems and our resources. To accommodate this growth and to compete effectively, we will need to implement and improve our internal operating systems and controls, and to hire and train additional personnel.

Our Competitors Have Advantages Over Us

     Our business may fail because our market is highly competitive. Our primary competitors are large diagnostic device manufacturers, commercial and hospital laboratories and other point-of-care device manufacturers. The large device manufacturers and commercial and hospital laboratories have significant marketing, manufacturing, financial and managerial resources, and have substantially greater research and development capabilities than we do. We expect that manufacturers of conventional blood testing products used in centralized laboratories will compete intensely with us to maintain their market share. Commercial and hospital laboratories may try to influence providers against the Careside system to protect their revenue. Other point-of-care companies have already sold their product in the marketplace. We anticipate competition from these manufacturers in discrete tests using areas such as critical care testing. Many of these companies offer tests that will cost less than the Careside system and so may be attractive to some of our customers. See "Business--Competition" on page 38.

Our Proprietary Technology is a Crucial Part of Our Business

     The success of our business will depend on our ability to protect our proprietary technology. Our business may fail if we are not able to do so.

     We currently have three U.S. patents granted on our cartridge technology. Six other patents have been filed to date and we expect to file additional patents in the future. International patents have also been filed. The six patents filed to date include one that was filed jointly with International Technidyne Inc. and covers a reagent that was co-discovered. The other five patents include one more cartridge patent and four device patents. We cannot be certain that these additional patents will be granted or that our patents will withstand any challenges by third parties.

     Our Technology May Infringe on the Proprietary Rights of Third Parties

     Universities and government laboratories, physicians and other corporations are conducting substantial research in point-of-care diagnostic blood testing technology. Given the nature of our industry, it is possible that patent applications have been filed by others, and patents may be issued to them, relating to specific diagnostic products and processes. Patent applications in the U.S. are secret until the patent is issued. We cannot know whether competing applications have been filed. A prior conflicting patent application would detract from the value of our patents. In addition, if we use technologies, products or processes covered by patent applications filed by others, or by patents issued to others, we may have to obtain licenses. We may not be able to obtain such licenses on reasonable terms, or at all.

     We May Be Unable to Build Brand Loyalty Because Our Trademarks and Trade Names May Not Be Protected

     Our registered or unregistered trademarks or trade names may be challenged, canceled, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build brand loyalty. Brand recognition is critical to our short term and long term marketing strategies, especially as we commercialize future enhancements to our products. See "Business--Patents and Proprietary Rights" on page 39.

     Our Trade Secrets May Be Disclosed

     We also rely on unpatented trade secrets to protect our proprietary technology. We attempt to protect our proprietary technology through an employee handbook and agreements with our executive officers. Our employees have not signed confidentiality agreements. The confidentiality provisions in the handbook and executives' agreements may not be enforceable under applicable law. Other companies may independently develop or otherwise acquire equivalent technology or gain access to our proprietary technology.

     Our Proprietary Rights May Fail to Protect Our Business

     We may have to resort to litigation to protect or defend our rights. This could result in substantial costs and the diversion of management's attention. If we lost any such litigation, we could lose our competitive position, be required to obtain licenses from third parties or be prevented from manufacturing, selling or using certain of our products.

     We Do Not Own all Necessary Intellectual Property

     Some of the intellectual property we use in developing our test cartridges is owned by others, and in certain cases licensed on a non-exclusive basis to us. We believe alternative technology does exist, but we cannot be sure that we would be able to achieve access to any such technology. If our access to our current technology terminated, our development efforts could be delayed until we achieved access to the alternative technology. In that circumstance, we cannot be sure that we would be able to achieve access to alternative sources of technology. If alternative technology is unavailable, we would have to change our testing methodologies. This would cause substantial delay and cost in the development of our product.

Extensive Government Regulation May Increase Our Expenses and Cause Delays in our Product Commercialization

     Our products are medical devices subject to extensive regulation by the FDA, similar agencies in other countries, and to a lesser extent, by state regulatory authorities. See "Business -- Government Regulation" page 40. The following are the greatest regulatory risks we face:

    We May Incur Substantial Expenses to Comply With GMP and Other Manufacturing Regulations

     Our manufacturing facilities and processes will be required to comply with strict federal regulations, including Good Manufacturing Practices, or GMP, and quality system requirements, regarding validation and quality of manufacturing. We have limited experience in complying with regulations governing our products and manufacturing facilities. We must devote substantial resources and management attention to monitoring and maintaining compliance with governmental regulations. If we, or our manufacturing partners, violate applicable regulations, we may be sanctioned and our production or distribution may be suspended. In addition, the FDA may withdraw the approval or clearance to market of any of our products.

     We Need Additional FDA Pre-Market Clearances if We Significantly Modify Our Products or Add to Our Test Menu

     FDA regulations require rigorous laboratory and clinical testing to establish product performance before commercial marketing. Significant modifications to the Careside Analyzer will require new applications for pre-market clearance. We cannot be certain that we will be able to obtain all necessary approvals on a timely basis, or at all. Moreover, it is possible that one or more of our products will be subjected to more extensive pre-market clinical testing and FDA pre-market approval.

Significant Number of Shares Eligible for Future Sale Could Lower Market Price

     As of the date of this prospectus, we have 8,797,665 shares of common stock outstanding. Of these shares, 2,006,341 shares of common stock have been registered and are freely tradable without restrictions or further registration under the Securities Act. 1,706,984 outstanding shares are being registered in this registration statement. Of the remaining 5,084,340 shares, 141,613 shares may, absent registration, be sold into the public market under Rule 144 currently and 4,942,727 shares may be so sold on or after June 16, 2000. We have also granted and have outstanding options to purchase 585,316 shares of common stock. In addition, our current stock option plans and employee stock purchase plan permit us to grant options for, or issue, an additional 741,397 shares of common stock in the future.

     The resale of our outstanding non-traded common shares or of common shares issuable upon exercise of our outstanding warrants and options into the public market, subject to compliance with the Securities Act, could have a depressive effect on the market price of our common stock.

Control of Careside By Our Management and Principal Stockholders Could Conflict With Other Shareholders' Interests

     The interests of our directors and executive officers, and our principal stockholders could conflict with the interests of other Careside stockholders. As of April 13, our directors and executive officers, together with the principal stockholders of Careside, will own or control approximately 18.3% of our outstanding common stock (excluding the effect of options and warrants). Accordingly, these stockholders may be able to influence the outcome of stockholder votes, including votes concerning the election of directors, certain amendments to our charter and bylaws, and the approval of significant corporate transactions such as a merger or a sale of our assets. This influence could have the effect of delaying, deferring or preventing a change in control of Careside. See "Principal Stockholders" on page 52.

Future Issuances of Preferred Stock May Dilute Rights of common stockholders

     Our Board of Directors has the authority to issue up to 4,837,086 shares of preferred stock and to determine the price, privileges and other terms of such shares. The Board may exercise this authority without the approval of the stockholders. The rights of the holders of common stock may be adversely affected by the rights of the holders of any preferred stock that may be issued in the future. In addition, the issuance of preferred stock may make it more difficult for a third party to acquire control of Careside. See "Description of Capital Stock--Undesignated Preferred Stock" on page 60.

Statute, Charter and By-laws May Delay or Prevent an Acquisition of Careside

     We will be subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Section 203 could delay or prevent a third party or a significant stockholder from acquiring control of Careside. In addition, our charter and by-laws may have the effect of discouraging, delaying or preventing a merger, tender offer or proxy contest involving Careside. Any of these anti-takeover provisions could lower the market price of the common stock. See "Description of Capital Stock--Takeover Protection and Certain Charter and By-Law Provisions" on page 60.

The Market Prices of Shares of common stock and Warrants May Be Volatile

     The market prices of shares of common stock and warrants may be highly volatile depending on many factors, including:

     . the success of our new products or new products introduced by our competitors,
     .    developments with respect to our patents andother proprietary rights,
     . our ability to meet sales and earnings expectations of securities analysts, and
     .    changes in general market conditions.

Warrants Can Be Redeemed on Short Notice

     We could redeem warrants issued in connection with our initial public offering (except for Representatives' Warrants) for $0.05 per warrant on 30 days' prior written notice, provided that the closing price of our common stock has been at least $14.00 for the ten consecutive trading days immediately preceding the date of notice of redemption. If we give notice of redemption, a holder would be forced to sell or exercise the warrants or accept the redemption price. This kind of redemption may occur immediately. See "Description of Capital Stock--Publicly Traded Warrants" on page 57.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Some of the statements contained in this prospectus discuss future events and developments, including our ability to generate revenue, income and cash flows, or state other "forward-looking" information. We generally identify these forward-looking statements by using the words "anticipate," "believe," "estimate," "expect," and similar expressions. These statements include, but are not limited to, information about our cash available to fund our future operations, future enhancements to our products, growth of the in vitro testing and point-of-care testing markets, completion of the immunochemistry tests cartridge, and the planned addition of further tests to our menu. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. Important factors that may cause actual results to differ include those set forth under "Risk Factors" beginning on page 6.

         We do not promise to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements.

                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of the shares by the selling stockholders pursuant to this prospectus.

                    PRICE RANGE OF COMMON STOCK AND DIVIDENDS

         Our common stock is traded on the American Stock Exchange under the symbol "CSA."

         Set forth below are the high and low closing sale prices of our common stock as reported on the American Stock Exchange for the periods indicated.

                                                                                               MARKET PRICE
                                                                                               ------------
1999                                                                                       HIGH           LOW
----                                                                                       ----           ---
3rd Quarter (from July 21, 1999) (1)..............................................        6 7/16         4 7/8
4th Quarter.......................................................................        10 1/4         4 3/4


2000

1st Quarter.......................................................................        13 7/8         8 5/8

(1) The date on which our common stock began to trade separately from the units offered in our initial public offering.

                                 DIVIDEND POLICY

         We have never paid any cash dividends on our shares of common stock and do not anticipate paying any cash dividends on our shares of common stock in the foreseeable future. Currently, we intend to retain any future earnings for reinvestment in our business. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements and other factors our Board of Directors deems relevant.

                                CAPITALIZATION

     The following table sets forth as of December 31, 1999 for Careside:

     .  the actual capitalization of Careside at December 31, 1999; and

     .  the pro forma as adjusted capitalization which shows the effect of:

        . the sale of 1,184,091 shares of common stock in the private placement in March 2000 at the offering price of $8.77 per share and the net proceeds of the offering,

        .  the exercise of 1,154 options in February 2000 at $.052 each, and

        . the purchase of 2,839 shares under our Employee Stock Purchase Plan in March 2000 for total proceeds of $22,000.

     This table should be read in conjunction with our Financial Statements included elsewhere in this prospectus.

                                                                                                  December 31, 1999
                                                                                                  -----------------
                                                                                                 (amounts in thousands
                                                                                                  except share data)
                                                                                                             Pro Forma
                                                                                                 Actual     As Adjusted
                                                                                                            (unaudited)
                                                                                                 ------     -----------
Current portion of long-term debt:
       Equipment loan due finance company                                                      $     316    $      316
       Note payable under bridge financing(1)                                                      2,000         2,000
       Capital lease                                                                                  11            11
                                                                                               ---------    ----------
                 Total current portion of long-term debt                                           2,327         2,327

Long-term debt:
       Equipment loan due finance company                                                          1,060         1,060
       Obligation under capital lease                                                                 36            36

Stockholders' equity:
       Preferred Stock, $.01 par value-- 5,000,000 shares                                              2             2
            authorized; 162,914 shares Series A Convertible Preferred
            Stock issued and outstanding (actual and pro forma as adjusted)
       common stock, $.01 par value-- 50,000,000 shares                                               76            88
            authorized; 7,609,581 shares issued and outstanding (actual) and
            8,797,665 shares issued and outstanding (pro forma as adjusted) (2)

       Additional paid-in capital                                                                 37,497        47,052 (3)
       Deficit accumulated during development stage                                              (28,496)      (28,496)
                                                                                               ---------    ----------
            Total stockholders' equity                                                             9,079        18,646
                                                                                               ---------    ----------
                 Total capitalization                                                          $  12,502    $   22,069
                                                                                               =========    ==========

______________
(1) For a discussion of the note payable, see the description of the 1998 bridge financing under "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Certain Transactions--Financing Activities".

(2) Excludes 4,168,417 shares of common stock issuable upon exercise of options and warrants. Also excludes an aggregate of 325,828 shares of common stock issuable upon conversion of the Series A Convertible Preferred Stock and exercise of warrants received on conversion. Also excludes 154,247 issuable upon exercise of contingent warrants issued in our March 2000, private placement.

(3) Gross proceeds of our March 2000 private placement closings were $10.4 million. Expenses were approximately $840,000.

                                    DILUTION


     As of December 31, 1999, our pro forma net tangible book value was $15,847,200, or $1.80 per pro forma share of common stock. Pro forma net tangible book value per share represents our total tangible assets less total liabilities, divided by the total number of shares of common stock outstanding, after giving effect to the sale of 1,184,091 shares of common stock at $8.77 per share in a private placement, the exercise of 1,154 stock options and the purchase of 2,839 shares under our Employee Stock Purchase Plan.

     After giving  effect to:

     . the exercise of contingent warrants to purchase 154,247 shares of common stock at $0.01 per share;

     . the exercise of the 162,914 warrants issued upon exercise of the Series A Preferred stock at $9.00 per share,

     . the exercise of the warrants issued to Wainwright in conjunction with our recent private placement to purchase 101,305 shares of common stock at $8.77 per share,

     . the exercise of the warrants issued in our 1997 private placement to purchase 384,615 shares of common stock at $5.20 per share,

     . the exercise of the warrants issued in our 1998 private placement to purchase 340,237 shares of common stock at $6.76 per share,

     . the exercise of the S.R. One bridge loan warrant to purchase 235,294 shares of common stock at $6.375 per share, and

     .    the application of the net proceeds therefrom,

     our as adjusted net tangible book value as of December 31, 1999 would have been $24,003,413 or $2.36 per share. This represents an immediate increase of $0.56 per share of common stock to existing stockholders and an immediate dilution in as adjusted net tangible book value of $3.55 per share of common stock to the warrantholders who exercised their warrants. The following table illustrates this per share dilution:


Warrant exercise price.........................................................           $5.92

Pro forma net tangible book value per share before exercise of warrants........  $1.80

Increase in net tangible book value per share attributable to exercise of
Warrants.......................................................................  $0.56

As adjusted net tangible book value per share after exercise
of warrants....................................................................           $2.36

Dilution in tangible book value per share to warrantholders who exercised
their warrants.................................................................           $3.56
                                                                                          =====

     The above computations assume the exercise of all warrants and contingent warrants to purchase the common stock offered under this prospectus. All of these outstanding warrants are described in "Description of Capital Stock" beginning on page 56. Of the remaining 1,869,898 shares of common stock being offered under this prospectus, 162,914 shares are issuable upon conversion of Series A Preferred Stock at an exercise price of $0.00 and 1,706,984 shares are held out right by the selling stockholders.

                            SELECTED FINANCIAL DATA

         The following selected financial data of Careside and the predecessor business at SmithKline Beecham Chemical Laboratories, Inc. should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and notes thereto (in thousands except share data).

----------------------------
Statement of Operations Data           Predecessor Business                              Careside, Inc.
----------------------------           --------------------  --------------------------------------------------------------------
                                                                    Period from                                  Period from
                                                                     Inception                                     Inception
                                         Year      Ten Months     (July 10, 1996)                               (July 10, 1996)
                                         Ended       Ended               to                Years ended                to
                                     December 31,  October 31,       December 31,          December 31,            December 31,
                                     ------------  -----------     --------------    -------------------------- -------------------
                                         1995          1996             1996         1997        1998      1999       1999
Revenue                                                            $         -  $         -  $       -  $      61     $     61
Cost of Sales
                                                                             -            -          -         31           31
                                                                   -----------  -----------  ---------  ---------     --------
Gross Profit                                                                 -            -          -         30           30
 Operating expenses
  Research and development                 2,110       3,055             1,562        5,896      8,298      8,252       24,008
  Sales and marketing                                                        -           85        249      1,205        1,539
  General and administration                 585         224                55          555        601      1,448        2,659
                                       ---------    --------       -----------  -----------  ---------  ---------     --------
    Operating loss                     $  (2,695)   $ (3,279)           (1,617)      (6,536)    (9,148)   (10,875)     (28,176)
                                       =========    ========
Goodwill Amortization                                                        -            -          -        (37)         (37)
Net interest income/(expense)                                              (21)         205        212       (679)        (283)
                                                                   -----------  -----------  ---------  ---------     --------
Net loss                                                                (1,638)      (6,331)    (8,936)   (11,591)     (28,496)
Dividend on Series A Preferred                                               -            -          -        (55)         (55)
                                                                   -----------  -----------  ---------  ---------     --------
Net loss to common shareholders                                    $    (1,638) $    (6,331) $  (8,936) $ (11,646)     (28,551)
                                                                   -----------  -----------  ---------  ---------     --------
Net loss per share                                                 $     (2.25) $     (2.04) $   (1.93) $   (1.88)
                                                                   ===========  ===========  =========  =========
Shares used in computing net loss per share                            728,465    3,098,980  4,629,916  6,210,496

------------------
Balance Sheet Data
------------------                                    Predecessor Business               Careside, Inc.
                                                      --------------------               --------------
                                                          December 31,                    December 31,
                                                          ------------            -------------------------------------------------
                                                              1995                1996          1997        1998         1999
                                                              ----                ----          ----        ----         ----

Cash and cash equivalents                                      $    -                 $   31     $ 1,237    $  3,927     $  4,905
Total assets                                                      307                  1,193       3,140       7,911       14,389
Long-term debt                                                      -                      -           -       2,045        1,096
Deficit accumulated during the development stage               (3,670)                (1,638)     (7,969)    (16,905)     (28,496)
Total stockholders' equity (deficit)                                -                 (1,067)      2,438       4,149        9,079

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

         Development of the point-of-care technology used in the Careside system began in 1994 at SmithKline Beecham Clinical Laboratories, Inc., a subsidiary of SmithKline Beecham Corporation. In November 1996, we acquired the intellectual property, equipment and other assets from SmithKline to continue the development of point-of-care diagnostic technology and to create a commercial product. As part of the consideration paid for the acquisition, SmithKline Beecham Corporation became an equity owner in Careside.

         Since November 1996, we have devoted substantially all of our resources to research and development activities. We have incurred losses since inception. As of December 31, 1999, the aggregate loss incurred was approximately $28.5 million. We expect to incur significant additional losses over at least the next 12 months as we continue product development activities, complete a pilot marketing program and expand marketing efforts.

Results of Operations

         Years Ended December 31, 1999 and 1998

         Research and Development Expenses. Research and development expenses remained basically unchanged for the year ended December 31, 1999 as compared to the year ended December 31, 1998. Total expense for 1999 remained at approximately $8.3 million. This reflects the Company's efforts to complete the production design of the Careside Analyzer and to support additional test submissions to the FDA.

         Selling and Marketing Expenses. Selling and marketing expenses increased to $1.2 million for 1999 compared to $249,000 in the same period in 1998. This increase reflects the preparations for the launch of the Careside system in 1999, including the partial year effect of hiring sales force staff.

         General and Administrative Expenses. General and administrative expenses increased to $1.4 million for 1999 compared to $601,000 in the same period in 1998. This increase reflects the increase in efforts related to computer systems and software consulting, salaries for additional administrative staff, and increased legal expense and investor relations efforts after the initial public offering in 1999.

         Net Interest Income (Expense). Interest income was $291,000 for the year ended December 31, 1999 as compared to $234,000 for the same period in 1998. This reflects comparable levels of cash and cash equivalents available for investment. Interest expense was $971,000 for 1999 compared to $22,000 in 1998. This increase reflects interest paid on the line-of-credit to purchase equipment initiated in late 1998, accrued interest on the S.R. One bridge loan, and the non-cash interest charges associated with the cost of warrants granted to S.R. One in connection with the bridge loan facility and its partial conversion to preferred stock in 1999.

         Goodwill. Goodwill amortization of $36,000 associated with the December 1999 acquisition of Texas International Laboratories was recorded for part of one month in 1999. No such expense occurred in prior periods.

         Net Loss. The net loss increased to approximately $11.6 million for the twelve months ended December 31, 1999 compared to $8.9 million in the same period in 1998. This increase reflects the increase in selling and marketing, administrative expenses and interest expense on the line-of-credit to purchase equipment and the S.R. One bridge loan.

         Years Ended December 31, 1998 and 1997

         Research and Development Expenses. Research and development expenses increased to approximately $8.3 million for the year ended December 31, 1998 compared to approximately $5.9 million in the same period in 1997, an increase of 41%. This increase reflects increased payments to third parties for the development of the Careside Analyzer and increased staffing for additional test development and submissions to the FDA.

         Selling and Marketing Expenses. Selling and marketing expenses increased to $249,000 for the year ended December 31, 1998 compared to $85,000 in the same period in 1997, an increase of 192%. This increase reflects the increase in the preliminary sales and marketing efforts and the full year effect of marketing staff salaries.

         General and Administrative Expenses. General and administrative expenses increased to $601,000 for the year ended December 31, 1998 compared to $555,000 in the same period in 1997, an increase of 8%.

         Net Interest Income (Expense). Net interest income was approximately the same for the year ended December 31, 1998 as compared to the same period in 1997 at $212,000 and $205,000, respectively. This reflects comparable levels of cash and cash equivalents available for investment.

         Net Loss. The net loss was approximately $8.9 million for the year ended December 31, 1998 compared to approximately $6.3 million in the same period in 1997, an increase of 41%. This increase reflects the increase in research and development expenses and preliminary sales and marketing efforts.

Liquidity and Capital Resources

         We have financed our operations since inception primarily through the net proceeds generated from the issuance of common stock and preferred stock, warrants, long-term debt and certain short-term borrowings that were subsequently converted into equity securities. As of December 31, 1999, we have received net proceeds aggregating approximately $36.8 million from these transactions.

         Net cash used in operating activities for the twelve months ended December 31, 1999 was approximately $9.4 million. For the twelve months ended December 31, 1999, cash used in operating activities represents the net loss for the period offset by an increase in depreciation, accrued expenses and the non-cash amortization of imputed interest in the S.R. One bridge loan and warrants. Net cash used in operating activities was approximately $7.7 million for the year ended December 31, 1998. This represents the net loss for the year partially offset by an increase in accounts payable to the manufacturer of the Careside Analyzer. Net cash used in operating activities was approximately $6.5 million for the year ended December 31, 1997. Cash used for operations was primarily related to funding expansion of research and development activities as well as the establishment of marketing, sales and administrative infrastructure.

         Cash used in investing activities for the purchase of property and equipment was approximately $3.8 million for the twelve months ended December 31, 1999 and $2.0 million and $0.9 million for the years ended December 31, 1998 and 1997, respectively. The cash was used primarily for the acquisition of manufacturing equipment and laboratory equipment used in research and development.

         At December 31, 1999, our principal source of liquidity was approximately $4.9 million in cash and cash equivalents.

         In December 1998, we entered into an agreement with an equipment lease financing company regarding a $2.5 million facility secured by specific equipment. Each draw will be a separate loan under the facility. Approximately $1.4 million of this facility was drawn by December 1999 and was secured by our existing equipment. We anticipate drawing the remaining amount by mid-2000 which will be secured by manufacturing equipment for cartridge assembly which we have purchased previously. Each equipment loan has a 48-month term and bears an interest rate of approximately 14% per annum adjusted for an index rate based on four-year U.S. Treasury Notes at the time of borrowing.

         In addition, we entered into an agreement for bridge financing with S.R. One, Limited in December 1998. Under this agreement, $1.5 million was funded in December 1998 and $1.5 million was funded in January 1999. In June 1999, S.R. One, Limited agreed to convert $1 million of the $3 million loan, together with accrued interest at the rate of 8% on $1 million, into shares of Series A Convertible Preferred Stock. The conversion price was $6.375, which was 85% of the initial public offering price per unit. S.R. One received 162,914 shares of Series A Convertible Preferred Stock. Each share of Series A Convertible Preferred Stock may in turn be converted, at the option of the holder, into one share of our common stock and one warrant to purchase an additional share of our common stock. All accrued and unpaid dividends with respect to shares of Series A Convertible Preferred Stock that are converted by S.R. One will also be converted into share and warrant units at $7.50 per unit. The exercise price and other terms of the warrant received on the conversion will be the same as the warrants included in units sold in the offering. The remaining $2 million of the loan matures in April 2000. At that time, we expect either to repay the $2 million balance on the bridge financing with the proceeds of a new loan or to negotiate to convert the balance of it into preferred or common equity. The annual interest rate on the remaining $2 million increased to 10% on July 1, 1999. S. R. One has the option to convert all or any portion of the remaining loan, plus accrued interest thereon, into shares of Series A Convertible Preferred Stock on the same basis as the previous $1 million conversion discussed above.

         We issued a bridge warrant to S.R. One, Limited in connection with the bridge financing. The bridge warrant was initially exercisable for the number of shares of common stock equal to $750,000 divided by 85% of our initial public offering price of the common stock. The number of warrants doubled if the loan was not repaid by June 30, 1999. As part of the conversion of a portion of the bridge financing into shares of Series A Convertible Preferred Stock, the bridge warrant was modified such that it will be exercisable in all events for the number of shares of common stock which is equal to $1,500,000 divided by $6.375. Upon completion of our initial public offering, the bridge warrant became exercisable for 235,294 shares of common stock. The bridge warrant also has an exercise price of 6.375 and became exercisable on December 31, 1999. It will expire on June 16, 2003.

         In March 2000, the Company completed the sale of an additional 1,184,091 shares of common stock in a private placement to 9 institutional investors at a price of $8.77 per share, raising a gross amount of $10.4 million. Expenses of the transaction were approximately $840,000. Based on the net proceeds from this transaction, plus existing sources of liquidity, which contemplate that $2 million of bridge financing will be converted to equity, we project adequate cash to fund planned operations into 2001. However, until the $2 million of bridge financing has been converted and the Company has successfully entered its targeted markets, there are uncertainties that may impact the Company's ability to fund its planned operations and meet its operational objectives.

         To the extent that we need additional funds in connection with our commercial product launch, we expect to borrow funds to complete our automated cartridge assembly line and build sufficient cartridge inventory for launch and subsequent sales. We also expect that the development of additional tests will require research expenditures at a level lower than past spending for test development. Sales and marketing activities will require hiring and training of additional staff in 2000. This estimate of the period for which we expect our available sources of cash to be sufficient to meet our funding needs is a forward looking statement that involves risks and uncertainties. There can be no assurance that we will be able to meet our capital requirements for this period. In the event our capital requirements are greater than estimated, we may need to raise additional capital to fund our research and development activities, to scale-up manufacturing activities and to expand our sales and marketing efforts. Our future liquidity and capital funding requirements will depend on numerous factors, including the extent to which our products under development gain market acceptance, the exercise of outstanding warrants to purchase common stock, the timing of regulatory actions regarding our products, the costs and timing of expansions of sales, marketing and manufacturing activities, procurement and enforcement of patents important to our business, and the impact of competitors' products. There can be no assurance that such additional capital will be available on terms acceptable to us, if at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may include restrictive covenants. If adequate funds are not available, we may be forced to curtail our operations significantly or to obtain funds through entering into collaborative agreements or other arrangements on unfavorable terms. Our failure to raise capital on acceptable terms could have a material adverse effect on our business, financial condition or results of operations.

Income Taxes

         As of December 31, 1999, we had approximately $17.8 million and $759,000 of net operating loss and research and development credit carryforwards, respectively, for federal income tax purposes, which expire on various dates between 2011 and 2014. These amounts reflect different treatment of expenses for tax reporting than are used for financial reporting. The Tax Reform Act of 1986 contains certain provisions that may limit our ability to utilize net operating loss and tax credit carryforwards in any given year. We experienced a change in ownership interest in excess of 50% as defined under the Tax Reform Act upon the first closing of our 1997 equity financing. We do not believe that this change in ownership will impact our ability to utilize our net operating loss and tax credit carryforwards. There can be no assurance that ownership changes in future periods will not significantly limit our use of existing or future net operating loss and tax credit carryforwards.

Year 2000 Compliance

         We previously identified our Year 2000 risks in three major categories: internal business operations software; software utilized within the Careside Analyzer; and software used by our external suppliers and distributor. We did not experience Year 2000 issues in any of the three categories. As a result no additional costs were realized.

                                    BUSINESS

General

         We have developed and sell a proprietary blood testing system. It is designed to decentralize laboratory operations. The system provides cost-effective, accurate test results within 10 to 15 minutes at the point-of-care, for a comprehensive menu of routine blood tests. Because it provides rapid test results, the Careside system can also perform blood tests required for critical care testing. The Careside system performs chemistry, electrochemistry, coagulation and hematology tests. We plan to offer immunochemistry tests for the Careside system later in 2000. Tests in these five different test categories comprise the vast majority of blood tests ordered. No other point-of-care product currently in the market offers as broad a menu of tests or combines these five test categories. Our goal is to make the Careside system the standard for routine and critical care blood testing. If we are successful, diagnostic information will travel more rapidly and healthcare costs for physicians, providers and payers will be reduced.

         The Careside system consists of the Careside Analyzer and disposable test cartridges, the H-2000 and the Careside Connect. The H-2000 is a separate hematology testing device. The Careside Connect, which is currently under development, is a data interface which will link the testing devices and facilitate electronic data interchange to customer information systems. It will enable the electronic transmission of blood test results. We expect to release the Careside Connect for sale in the summer 2000. We are currently developing the software that will allow data interchange from the hematology testing device to the Careside Analyzer.

         The Careside system is easy to use and can be operated by a non-technical person with appropriate training in connection with use of the device. Its software will enable the user to capture all data required to comply with the Clinical Laboratory Improvement Amendments of 1988. This law, commonly called CLIA, governs quality assurance and quality control processes and reporting for healthcare providers.

         The FDA has granted pre-market clearance for the Careside Analyzer and the H-2000, and pre-market clearance or exemption for 37 blood tests performed by the Analyzer and a 16-parameter hematology test for the H-2000, as well as tests for professional laboratory use. As part of our market strategy, we have received FDA approval for point-of-care testing for the Careside Analyzer, thereby enabling its use by non-technical personnel with appropriate training. Similar approvals will be sought for the H-2000 this year.

         We have utilized strategic partners with specific design expertise and state-of-the-art technology in order to develop the Careside system rapidly, and on a cost-effective basis. Much of our partners' expertise is in the area of test reagents. Reagents are the materials within the test cartridges that react with a patient's blood. The Careside system then performs the test by analyzing the reaction between the reagent and the patient's blood. Currently, we have agreements with:

         . Fuji Photo Film Co., Ltd. for the supply of its dry film based chemistry reagents (exclusive);

         . International Technidyne Corporation for the joint development of coagulation reagents;

         .  UMM Electronics, Inc. to design and manufacture the Careside
            Analyzer;

In addition, we have design and manufacturing agreements for the H-2000, clearing and reagent solutions with:

         .  Ysebaert to design and manufacture the H- 2000; and

         .  Aqua Solutions to manufacture certain hematology solutions.

         Currently, we are negotiating a long-term agreement with Diagnostic Reagents, Inc. to supply reagents for the test cartridges. We previously contracted with Hauser, Inc. for the design of the Careside system and with Battelle Memorial Institute for the design of the system's disposable test cartridges and their automated assembly manufacturing system. Hauser designed the outer appearance of the Careside Analyzer and has been contracted to modify the outside appearance of the H-2000 with the goal of achieving an appearance similar to the Careside Analyzer.

         In 1993, SmithKline Beecham Clinical Laboratories, Inc. ("SBCL") conducted extensive surveys of the point-of-care market. As a result, in 1994, SBCL started our predecessor business to develop the technology we use today. In November 1996, we acquired the assets and contracts used in the predecessor business, including intellectual property, equipment and other assets from SmithKline to continue the development of point-of-care diagnostic technology and to create a commercial product. This acquisition has resulted in the development and commercial launch of the Careside Analyzer.

         Several senior members of our management team worked on this point-of-care project at SBCL, including Vickery Stoughton, our Chief Executive Officer, and Thomas Grove, Executive Vice President--Chief Technology Officer. SBCL has since been acquired by Quest Diagnostics Inc. We continue to have a business relationship with Quest Diagnostics through a distribution and supply agreement described in greater detail below. This agreement gives Quest Diagnostics distribution rights in the United States and certain foreign countries, including the right to use the Careside system in its commercial laboratory business. Discussions with Quest Diagnostics concerning the implementation of the contract were put aside because of consolidation priorities within Quest Diagnostics and SBCL. Contract discussions between Quest Diagnostics and Careside have recently been resumed; however, it is too early to make any comments on the possible outcome of these ongoing discussions.

         In June 1999, we completed our initial public offering. Our publicly traded common stock is listed on the American Stock Exchange under the ticker symbol CSA, and our publicly traded warrants under the symbol CSA.WS. In December 1999, we acquired Texas International Laboratories, Inc. (TIL). TIL owned and marketed a proprietary hematology-testing device that we have renamed the Careside H-2000. Additional information on the TIL acquisition is included below.

The Laboratory Testing Market

General

         According to 1997 industry data and estimates, the worldwide market for in vitro testing was $18.3 billion in 1997 and was expected to grow to $20 billion in 2000. In vitro testing is the testing of all bodily tissues and fluids, including blood. Based on their experiences while at SmithKline, our senior management believes that the Careside system's 53 test menu will address over 38% of this market. The rest of the market includes complex and specialized tests not performed by the Careside system. The United States and Canadian market for in vitro testing is approximately 40% of the worldwide market. We will seek to convert a reasonable portion of the United States and Canadian blood testing market to point-of-care testing and then expand into the worldwide market.

         Hewlett Packard has calculated that the total U.S. market for point-of-care testing was $1 billion in 1998 and is projected to grow at 16% per year. These projections are based on the type of products that have been introduced into the diagnostic blood testing market through the end of 1998. We believe that the Careside system further expands the market opportunity because, for the first time, it creates the ability to decentralize approximately 60% of all tests performed in central labs by moving these tests and the lab operations to decentralized settings. Furthermore, we believe that our product more than doubles the U.S. market opportunity defined by Hewlett Packard, and that the Careside system has an approximately three year head start on any competing product. Therefore, we define the market opportunity to be virtually wherever blood is drawn from patients for standardized blood tests. Based on industry data and estimates, we believe the worldwide market for our blood tests is expected to be $7.6 billion in 2000. The key targeted markets in the United States that we identified are as follows:

         . Hospitals: There are over 6,500 acute care and specialty hospitals in the United States that require laboratory-testing services. These services are usually provided by a central hospital laboratory that has to be maintained on a 24-hour basis and staffed by specially trained lab personnel.

         . Physician Groups: The American Medical Association states that there are 27,100 physician groups in the United States. We estimate that 21,000 of these groups have three or more doctors. We believe that for groups of three or more physicians the Careside system will offer cost-effective improvements in daily office routine, greater convenience, enhanced patient satisfaction and new revenue opportunities.

         . Nursing Homes: According to the American Healthcare Association, in 1999 there were 15,574 nursing homes in the United States comprising more than 1.6 million licensed beds. The average occupancy rate was over 92%, with each nursing home averaging nearly 100 patients. Nursing homes currently pay a premium to laboratories to receive timely results. The Careside system would benefit nursing homes by helping them earn revenue from Medicare and other payers, and reduce costs by decreasing the Nursing Home's reliance on central laboratories.

         . Home Care: The number of home care visits increased from 70 million in 1990 to an estimated 306 million in 1997. On average, 30% of home care patients visited each week require laboratory testing. There are currently over 20,000 home care agencies in the United States, and 9,600 of them are Medicare certified. Currently, all home care agencies rely on commercial labs for blood testing. Home care agencies would benefit from increased revenue opportunities by using the Careside system to conduct blood testing in their base offices.

         . Other: Field military hospitals, ships, employee health clinics, drop-in clinics, surgi-centers, dialysis units and other alternate sites all represent potential customer opportunities for Careside.

Central Laboratory Processing

         Most routine blood tests are sent to a central location, either a commercial or hospital laboratory, for processing. In these central laboratories, large blood analyzers reduce individual test costs by producing high volumes of test results. Commercial laboratories provide approximately 27% of all in vitro diagnostic testing services, hospital laboratories provide approximately 63%, and the balance is provided in physicians' offices.

         Commercial laboratories have been the low cost provider of blood testing services due primarily to economies of scale in testing multiple samples in large analyzers. Commercial laboratories' testing expenditures relate predominantly to labor intensive functions such as distribution, customer service, general administration, communication technology and preparation of the blood sample. There are numerous steps involved in obtaining test results from commercial laboratories. Blood samples are collected throughout the day from a variety of sources including hospitals, physicians' offices, nursing homes and home care agencies. The samples are transported to the laboratory, usually with special care in packaging to preserve sample integrity. After the samples arrive at the laboratory, several administrative tasks are necessary as thousands of samples are processed daily. Each sample is split into tubes that are then sorted for testing in multiple large analyzers. The high throughput analyzers require the attention of highly skilled technicians to prepare reagents, prime multiple pumps, calibrate, prepare and load blood samples, conduct centrifuge operations, process measurement data and report results. This complex process must be tightly controlled at each step to ensure both administrative and analytical accuracy. Tests are generally run overnight and results are sent back to the healthcare provider the following day. This factory-like process limits the ability to provide test results in less than 24 hours. If results are required sooner, certain laboratory operations must be interrupted, resulting in significantly increased costs.

         The process in hospital laboratories is very similar. Blood samples are typically collected in the early morning with tests performed late morning and early afternoon. Results are generally returned within four to five hours. However, in many instances, hospitals must respond to critical patient conditions and conduct tests on an immediate basis in order to support the healthcare provider when a patient's condition is life threatening. A hospital must be able to process these critical care tests 24 hours a day. This requires the hospital laboratory to remain open whether or not any tests are being conducted. With insufficient testing volume to absorb laboratory operating expenses and capital costs, tests performed in hospital laboratories are more expensive.

         Many physicians' offices currently outsource their testing to commercial or hospital laboratories. This practice is largely the result of the enactment of the Clinical Laboratory Improvement Amendments in 1988. CLIA was an attempt to ensure the quality and reliability of laboratory test results by placing more stringent administrative and regulatory burdens on testing conducted in the physician's office. Under CLIA, technicians conducting complex tests must meet detailed proficiency requirements and must have established well-defined quality assurance and quality control programs. As a result, for most individual physicians, diagnostic testing became too burdensome and costly to justify being done in the office.

         Medicare and other third party insurance reimbursement for diagnostic tests flow directly to the laboratories performing the testing, not the healthcare professional ordering the test. Skilled lab technicians maintain nearly all centralized laboratories, and run large batches of tests simultaneously. There are considerable costs associated with performing diagnostic analysis in such a centralized manner including:

         . High labor costs associated with:
           . the skilled laboratory technicians required to operate large batch testing machines;
           . other central lab employees engaged in sample identification, bar-coding and labeling, sample splitting, centrifuging and pipetting, and racking and sorting of patient specimens;
           .  daily Quality Assurance and Quality Control processes on each large analyzer and on the reagents used in the analyzers.
         . Transportation costs attributed to transporting blood samples from the point-of-care to the centralized laboratory location.
         . Substantially higher equipment and other capital costs for large batch testers.

Managed Care's Impact on Blood Testing

         Managed care has put substantial pressure on healthcare providers to reduce costs and to treat patients using clinical treatment protocols that have been developed for many chronic and acute illnesses. These protocols frequently contain diagnostic tests that are used to help avoid the occurrence of acute episodes of illness. Diagnostic blood and urine testing are two of the major tools used in these protocols for early detection and ongoing evaluation of treatment efficacy. Although these pressures should increase testing volume, managed care providers and other payers are becoming more stringent by only reimbursing tests for which there is a clear medical need. We expect these pressures to continue to cause healthcare providers to order individual diagnostic tests instead of "panels," or pre-determined groups, of tests performed at one time. Managed care providers and payers will reimburse all tests in a panel only if there is a clear medical need for each. As managed care pressures mount to perform only medically necessary tests, reimbursement rates for individual tests will decrease, requiring the healthcare provider and the testing laboratory to be even more cost-effective. Therefore, we believe that, because the Careside system performs single reagent testing and offers packages of tests that are based on third-party payer approved panels, it will be well received by managed care organizations and other payers.

         The lack of timely test results from central laboratories has given rise to a growing market for point-of-care tests. The initial products in the market have targeted point-of-care tests for use in emergency rooms or critical care units. While immediate test results benefit the patient and the healthcare provider, current point-of-care testing devices have added costs to the system as the hospitals must continue to operate a central laboratory using equipment that conducts the same critical care tests as well as a much broader menu of tests required for routine care. Furthermore, current point-of-care devices have not attempted to provide customers with the quality assurance and quality control data storage and retrieval capabilities necessary for CLIA requirements.

         We believe that an easy-to-use diagnostic blood testing system offering a broad menu of accurate point-of-care tests with built-in quality assurance and quality control features can respond to the substantial unmet needs in the diagnostic testing marketplace. The Careside system is able to perform all of the most commonly ordered out-patient blood tests. Consequently, it will enable healthcare providers to decentralize laboratory services to the point-of-care and outsource the less common tests as necessary.

         Further, even with the focus on managed care, 70% of all testing is reimbursed on a fee for service basis. A significant number of managed care contracts with commercial labs that capitated testing services were signed years ago. We believe that many commercial labs have lost money on these contracts, and as they have come up for renewal they are being converted to fee for service contracts, or the commercial labs are seeking significant increases in the capitation commitments or not renewing the contract. It is our belief that these factors will contribute significantly to making the Careside system a desired alternative to central lab testing.

Careside's Solution

         We believe that the Careside system provides the platform for solving the limitations of central blood testing laboratories and redefines the market for point-of-care testing. In addition, we believe the features of the Careside system will enable healthcare providers not currently conducting blood tests to start providing this service. The following are the reasons why:

         . Cost-Effective Results-- The Careside system is designed to provide test results that are cost competitive with commercial laboratories, the lowest cost alternative currently available in the market. This is true even taking into consideration the initial purchase of the Careside Analyzer and H-2000, laboratory set-up and training, and ongoing costs associated with maintenance, cartridge and blood drawing supplies.

         . Rapid Test Results--The Careside system furnishes test results within 10 to 15 minutes from the time blood is drawn from the patient. The Careside system can test from one to six cartridges in this time period. By comparison, 24 hours or more may elapse before a healthcare provider has in hand the results of blood tests performed at commercial laboratories, and four to five hours may elapse before results are in the provider's hands for a blood test performed at a hospital laboratory.

         . Comprehensive Test Menu--The Careside system will offer a broad menu of the most commonly ordered blood tests, including critical care tests. The Careside system is designed to perform hematology, chemistry, electrochemistry, coagulation and immunochemistry tests. At the time of product launch, 53 tests, including sixteen hematology tests, were launched into the market. This, we believe, substantially exceeds the capabilities of any point-of-care system currently on the market.

         . Ease of Use--The Careside system can be easily operated and maintained by non-technical personnel with appropriate training in connection with use of the device. The test process does not require separate centrifuging or sample splitting, and automatically doses and mixes the patient's blood sample with reagents within the cartridges or with the reagents in the H-2000. Data transfer is easily acccomplished using the Careside Connect product to connect data into local area networks or through the Internet.

         . Industry Standard Technology--The Careside system uses many test methods that are the same as those used in hospital and commercial laboratories. The Careside system's technology is a miniaturization of the technology in the largest testing devices utilized by centralized laboratories, which is considered the best testing technology.

         . Embedded Quality Assurance and Quality Control--The Careside Analyzer has operating software designed to assist in meeting the quality assurance and quality control documentation requirements of the Clinical Laboratory Improvement Amendments of 1988.

         . Ability for Practice Enhancement-- The Careside system's rapid test results enable a provider to make clinical decisions more quickly, see more patients, eliminate time spent reviewing records and making follow-up calls, and improve patient satisfaction and quality of care. Healthcare providers can also increase their revenue by performing and billing for tests themselves.

         Currently it is the laboratory, not the physician, that gets paid for performing blood tests. The Careside Analyzer, with 37 tests, and the H-2000, with a 16-parameter test, are cleared for marketing in the United States. Our commercial product launch occurred in the fourth quarter of 1999, at which time 53 tests were placed in the market as part of the Careside system. In addition to the product launch, we have started or are starting pilot marketing studies in physician offices, nursing homes, and a large health care system. These pilot studies are intended to determine utilization patterns, demonstrate cost-effectiveness and develop a "how-to" book. The how-to book will be a tool for customers to follow in order to take the appropriate steps in establishing diagnostic testing services using the Careside system. The outcome of these studies will be used to improve the market strategy and tools used in the sales process. The Careside system is being sold in the United States through our own sales force. This effort will be enhanced with the conclusion of the pilot studies expected in the second quarter of 2000. In addition to the testing devices, the Careside system includes the Careside Connect, which takes data from each of the testing devices, transforms the data into a standard format and then enables it to be connected to a local area network or into the web. Having this data connection capability greatly enhances the opportunity to sell the Careside system to customers that are large enough to have electronic record systems that support patient records and or lab operations. We believe that this systematic commercial rollout improves the chances of having more rapid market acceptance.

Careside's Strategy

         Our goal is to make point-of-care testing with the Careside system the standard of care for routine and critical care blood testing. If we are successful, diagnostic information will travel more rapidly and reduce healthcare costs for physicians, providers and payers. The following are the key elements of our strategy to achieve our objective:

         Provide the Unique Point-of-Care Solution. Most point-of-care companies have focused solely on the critical care testing market with a limited number of tests. In contrast, we have developed the Careside system to replace large analyzers and decentralize testing to the point-of-care. As an illustrative analogy, we believe that centralized laboratory testing is like using a mainframe computer, whereas point-of-care testing is like using a desktop personal computer. Unlike the "mainframe computer-based" approach of large hospital and commercial testing laboratories, the Careside system creates a "personal computer-based" solution for blood testing. We believe this will enable hospitals and other healthcare provider-sponsored laboratories to substantially reduce their reliance on centralized testing services. Instead, they could use decentralized point-of-care technology on a cost-effective basis with test results available in minutes.

         More complex tests that are not supportable by our decentralized testing system, such as microbiology, genetic and other less common tests, could then be referred outside the hospital to commercial laboratories or to a core laboratory supporting multiple hospitals. Centralized laboratories that continue to provide such complex testing would be able to streamline procedures. We expect that this would lower the cost of complex testing. With lower costs of centralized testing and the Careside system for decentralized testing, we expect that the entire testing process will become more efficient and cost effective. We intend to continue to build its test menu so as to have the broadest test menu of any point-of-care system on the market. The Careside system and its broad menu of tests is designed to combine the four different test categories of chemistry, electrochemistry, coagulation and immunochemistry into a single testing instrument and allow point-of-care testing for hematology tests with the H-2000.

         Satisfy Healthcare System Needs. The Careside system is designed to meet the various needs of each of our targeted customer markets. Important factors for hospitals will include quality of test result, ease of use, impact on personnel, benefits to patients and whether it provides a better cost alternative than the central hospital laboratory. For physician group practices, the Careside system will offer improvements in daily office routine, greater convenience, enhanced patient satisfaction, and new revenue opportunities. For the nursing home and home care markets, which traditionally outsource testing services, the Careside system will offer improved turnaround time on test results, individualized testing, cost savings or revenue opportunities, and improved patient services. We believe that the Careside system will enable each of these types of healthcare providers to replace their centralized testing services with decentralized point-of-care technology on a cost-effective basis. In pursuing this strategy, we will continue to benefit from the over 20 years experience of our Chief Executive Officer as a senior executive of several large hospitals where hospital laboratory costs were a significant issue, as well as his more than four years experience as President of SmithKline Beecham Clinical Laboratories, Inc. See "Management."

         Leverage Expertise of Strategic Partners. We expect to continue to work with our strategic partners, such as Fuji Photo Film Co., Ltd., UMM Electronics, Inc. who have already developed specific expertise and state-of-the-art technology. Fuji supplies chemistry and electrochemistry test reagents for the Careside system's proprietary test cartridges. UMM develops the software and manufactures the device for our Careside Analyzer, and Ysebaert develops and manufactures the H-2000. With these and other strategic partners, we expect to be able to develop new tests on a rapid, cost-effective basis.

         Systematic Commercial Rollout. The Careside Analyzer, with 37 tests, and the H-2000, with a 16 parameter test, are cleared for marketing in the United States. Our commercial project launch occurred in the fourth quarter of 1999, at which time 53 tests were placed in the market as part of the Careside system. In addition to the product launch, we have started or are starting pilot marketing studies in physician offices, nursing homes, and a large health care system. These pilot studies are intended to determine utilization patterns, demonstrate cost-effectiveness and develop a "how-to" book. The how-to book will be a tool for customers to follow in order to take the appropriate steps in establishing diagnostic testing services using the Careside system. The outcome of these studies will be used to improve the market strategy and tools in the sales process. The Careside system is being sold in the United States through our own sales force. This effort will be enhanced with the conclusion of the pilot studies expected in March 2000. In addition to the testing devices, the Careside system includes the Careside Connect, which takes data from each of the testing devices, transforms the data into a standard format and then enables it to be connected to a local area network or to the web. Having this data connection capability greatly enhances the opportunity to sell the Careside system to customers that are large enough to have electronic record systems that support patient records and or lab operations. We believe that this systematic commercial rollout improves the chances of having more rapid market acceptance.

     Status of CARESIDE Product Development

====================================================================================================================================
                                                          REGULATORY                                             TECHNOLOGY
        PRODUCT                                             STATUS                                                 PARTNER
------------------------------------------------------------------------------------------------------------------------------------
CARESIDE ANALYZER             Cleared under Section 510(k) of the Food, Drug and Cosmetic Act for use in    UMM Electronics, Inc.
                              licensed laboratories and for point-of care use (POC).                            Hauser, Inc.
------------------------------------------------------------------------------------------------------------------------------------
 DISPOSABLE TEST              Test cartridges are integral to approval of the tests listed below. Chemistry,
   CARTRIDGES                 electrochemistry and coagulation cartridges have been developed. The                 Battelle
                              immunochemistry test cartridge is in development.
------------------------------------------------------------------------------------------------------------------------------------
  Test Category                   Cleared/Exempt for          Submitted Pending           Planned 2000
  -------------                   ------------------          -----------------           ------------
                                 Laboratory and POC Use       Marketing Clearance          Submissions
                                 ----------------------       -------------------          -----------
------------------------------------------------------------------------------------------------------------------------------------
   Chemistry                     Glucose                                                   Hemoglobin      Fuji Photo Film Co., Ltd.
                                 BUN (Urea Nitrogen)                                       Lactate
                                 Creatinine                                                Cholinesterase
                                 BUN/Creatinine Ratio                                      Direct LDL-cholest.
                                 Albumin                                                   Direct HDL-cholest.
                                 A/G Ratio (calc.)
                                 Creatine Kinase
                                 Creatine Kinase MB
                                 % CKMB (calc.)
                                 Total Cholesterol
                                 HDL-Cholesterol*
                                 LDL-Cholesterol (calc.)
                                 Cholesterol/HDL Chol Ratio
                                 GGT
                                 ALT
                                 Total Bilirubin
                                 Phosphorus
                                 Total Protein
                                 Total Calcium
                                 Uric Acid
                                 Triglycerides
                                 LDH
                                 Bilirubin, Direct
                                 Ammonia*
                                 Carbon Dioxide, Total
                                 Anion Gap (CO2+Echem)
                                 Magnesium
                                 Osmolality
                                 Alkaline Phosphatase
                                 AST
                                 ALT/AST Ratio
                                 Amylase
------------------------------------------------------------------------------------------------------------------------------------
      Electrochemistry           Chloride                                                 Ionized Calcium  Fuji Photo Film Co., Ltd.
                                 Potassium
                                 Sodium
------------------------------------------------------------------------------------------------------------------------------------
       Coagulation               PT*                                                      APTT          International Technidyne
                                                                                          Fibrinogen           Corporation
                                                                                          Thrombin Time
------------------------------------------------------------------------------------------------------------------------------------
       Immunochemistry                                                                    Theophylline     Diagnostic Reagents, Inc.
                                                                                          Phenytoin
                                                                                          Digoxin
                                                                                          Phenobarbital
                                                                                          T4
                                                                                          T3 Uptake
                                                                                          Carbamazepine
====================================================================================================================================

* Requires separate clearance or exemption for point-of-care.

                                       Status of CARESIDE Product Development

====================================================================================================================================

          PRODUCT                                 STATUS OF DEVELOPMENT                             TECHNOLOGY PARTNER
------------------------------------------------------------------------------------------------------------------------------------
CARESIDE H-2000                                   FDA Cleared                                            Ysebaert
  16 parameter, 3 part differential
------------------------------------------------------------------------------------------------------------------------------------
16 parameter, 3 part differential
 Hematology Tests                                 All hematology tests have been FDA                Aqua Solutions
WBC                                               cleared under Section 510(k)
RBC
Platelet count
Lymphocyte
% Lymphocyte
Monocyte
% Monocyte
Granulocytes
% Granulocytes
Hematocrit
Hemoglobin
MCV
MCH
MCHC
RDW
MPV
PCT**
PDW**
====================================================================================================================================

**  For diagnostic use outside U.S., for quality control use within U.S.

====================================================================================================================================

          COMMUNICATION
            PRODUCT                                   STATUS OF DEVELOPMENT                       TECHNOLOGY PARTNER
------------------------------------------------------------------------------------------------------------------------------------
CARESIDE CONNECT  provides an electronic link       To be available Q3, 2000                    Advanced Medical Information
between the Careside Analyzer and the Careside                                                      Technologies, Inc.
H-2000.
====================================================================================================================================

The Careside System

         The Careside system is comprised of an instrument, the Careside Analyzer, and a series of disposable, diagnostic test cartridges designed for the accurate determination of a wide variety of commonly ordered chemistry, electrochemistry, immunochemistry and coagulation tests. In addition, the Careside system includes an optional separate hematology testing device manufactured by a third party. The chart on page 28 summarizes the status of tests that the Careside Analyzer is intended to perform.

         The Careside Analyzer

         The Careside Analyzer is approximately 14 inches tall by 12 inches wide and 11 inches deep and weighs about 24 pounds. The exterior is made of high impact resin plastic. The top of the Careside Analyzer consists primarily of a touch screen, on an ergonometric angle, on which the user inputs patient, physician and billing information, the tests to be conducted and any desired commentary. Alternatively, a separate keyboard is available for use if the operator so chooses. We believe that the Careside Analyzer's user interface software is a significant strategic advantage. For example, its quality assurance and quality control capabilities are equal to those required of central laboratories. The quality assurance and quality control software stores and interprets the quality control data generated using the embedded electronic quality control system in the Careside Analyzer as well as the traditional wet testing quality control approach for test cartridges. After testing, quality control data is flagged when out of limits and plotted on graphs for easy review. A set of five re-usable and proprietary quality control test cartridges will be provided with each instrument which allow the user to perform automated, electronic quality control for all electrochemistry, chemistry, coagulation and immunochemistry tests. These reusable quality control test cartridges will replace traditional quality control which involved running multiple levels of commercial plasma specimens for all the tests on the system. The software utilized by the Careside Analyzer is designed to govern testing of one patient at a time, perform quality assurance and quality control documentation and conduct the test ordering processes. It also contains a security system that is compliant with the Clinical Laboratory Improvement Amendments of 1988. The user interface system can be customized for each particular customer.

         The process for using the Careside Analyzer is streamlined and partially automated compared to conducting tests in large commercial blood diagnostic testing laboratories. The Careside system can be operated by non-technical personnel with appropriate training in connection with the use of the device. The operator will first select one or more test cartridges from inventory depending on the tests ordered by the attending healthcare provider. Most cartridges will contain one test, but some cartridges will contain two or three tests. Up to six cartridges of a single patient's blood can be tested at the same time. See "--Disposable Test Cartridges." The Careside system is currently capable of conducting a maximum of eight tests per patient in a single 10 to 15 minute test cycle. When the development of additional multi-test cartridges is completed, the Careside system will be able to handle 13 tests in a single 10 to 15 minute test cycle. To prepare a cartridge, the operator will place a small amount of the patient's drawn blood into the test cartridge with a pipette or other standard transfer device. The operator will then simply load the test cartridges into the instrument. Any combination of cartridges can be loaded in any order, thus enabling the operator flexibility to perform individual tests or customized panels. This flexibility is designed to minimize waste by allowing the operator to run only the tests ordered by the provider rather than traditional pre-set panels that may contain unnecessary tests. This feature is particularly responsive to the current and expected future requirements of third-party payers. See "--Third-Party Reimbursement."

        [PHOTO 1]                   [PHOTO 2]                  [PHOTO 3]

         After the operator inputs patient information and test orders, the instrument will automatically perform the tests and record and display or print the results. To perform the tests, the Careside Analyzer undertakes cycles for heating, centrifuging and several types of reading. The cycle time from the moment the cartridge is dosed with whole blood and placed into the Careside Analyzer to final test result is approximately 10 to 15 minutes for chemistry, electrochemistry, immunochemistry or coagulation tests, or any combination of these tests. A standard Chem 7 panel, comprised of sodium, potassium, chloride, carbon dioxide, glucose, creatinine and urea nitrogen tests, can be performed in approximately ten minutes and will utilize five cartridges. Sodium, potassium and chloride tests are on one cartridge as they are always ordered in combination. At the conclusion of the test, the Careside Analyzer ejects the cartridges into a waste container for later disposal in appropriate biohazard vessels.

         The Careside Analyzer provides test results to the healthcare professional in several ways. A self-adhesive label can be printed with test results for direct transfer to the patient's chart. Each Careside Analyzer also incorporates a floppy disk drive so that information can be downloaded from the instrument for analysis. An additional electronic output method is through use of the rs-232 port on the rear of the machine. We are currently developing a data interface, called the Careside Connect, which allows the electronic transmission of blood test results in a standard data format. We expect to release the Careside Connect for sale in the summer of 2000.

         Disposable Test Cartridges

         Each test cartridge is designed to facilitate the flow of the blood, serum or plasma specimen onto chemicals packaged in the cartridge. These chemicals, which are called reagents, react with the specimen and change. The changes are then read by the Careside Analyzer to yield the test result. Each test cartridge is designed for a single use. Its various channels and pools assure proper reagent and specimen temperature equilibration, sample separation, sample metering, sample dispensing, test incubation and facilitate result detection. Each cartridge contains all reagents necessary to perform a reagent measurement on a serum, plasma or whole blood sample for a particular test. The proprietary cartridges are each approximately 2.5 inches long and 1.5 inches wide and are comprised of layers of molded plastic with channels for application of the sample to the reagent. When stored in refrigerators, the cartridges are expected to have a maximum of an 18 month shelf life. The cartridges are placed in the Careside Analyzer directly from the refrigerator after sample dosing. The first four minutes of the test cycle warms the test cartridges to the appropriate test temperature. If necessary, the Careside Analyzer then spins the cartridges using centrifugal force to push the sample through small channels, separating it into serum or plasma. Excess sample is deposited in an overflow well. A measured amount of sample remains in the metering passage and is dispensed onto the reagent film or mixed with wet reagent pushed from an interior pouch. Each test cartridge is designed to be airtight to prevent ventilation spoilage of the specimen sample.

         The three basic types of measurements that will be made are spectral transmittance, reflectance and electrochemical. In the case of the chemistry cartridge, the Careside Analyzer's platter spins the cartridge containing the dry film, which will turn color from reaction with the blood element, over LED/photodiode pairs. The LED lights reflect through the colors of the reagent. Multiple reflectance tests are performed to yield a result. In the case of coagulation and immunochemistry tests, the cartridge is spun over the same LED/photodiode pairs which shine through a small rectangular hollowed prism, called a prismatic cuvette, built into the cartridge. The light transmission is then read by the Careside Analyzer. In the case of electrochemistry, the test is done on whole blood, before the other cartridges are centrifuged. For these tests, the Careside Analyzer contains ion specific electrodes which interact with the proprietary electrochemistry cartridges to yield the test result.

         The disposable test cartridges have a number of key features that we believe contribute to the Careside system's reliability, speed, low cost and accuracy of analysis. These include:

         . Unique Cartridge Design. Specimen preparation, calibration and test performance are incorporated in an inexpensive plastic cartridge. Where necessary, the cartridge design incorporates storage and measured delivery of reagents and electrolytes for mixing with the patient's sample prior to analysis. Cartridges are loaded into the instrument manually and are designed so that they can be inserted in only one direction to avoid error.

         . Ease of Sampling. Sampling is automatic and requires small volumes using approximately 75 to 150 microliters (ul) of whole blood, as compared to current approaches requiring much larger amounts. The dosing process requires the tester to fill the cartridge well to a point indicated on the cartridge. No precise measurement of the blood sample is required by the tester, as the cartridges' channels measure how much sample is applied to the reagent.

         . Built-in Centrifuge. Separation of plasma from whole blood, as required for many tests, is accomplished in the cartridge after placement in the Careside Analyzer, so that a separate centrifugation step is unnecessary.

         . Flexibility in Testing. One, two or three tests may be contained in each cartridge. Single test cartridges and a three test cartridge have been designed, manufactured and used in testing. Two test cartridges have been designed, but have not yet been manufactured and used in testing. The added cost and complications of using test panels containing unnecessary tests is avoided.

         . Quality Assurance and Quality Control Features. All test cartridges are bar-coded for test identification. The bar codes contain the type of test cartridge, as well as a lot number, expiration date and self-calibration information, which are all CLIA requirements. The data from the cartridge's bar code will be read and stored in the Careside Analyzer. As each test is completed, it becomes part of the CLIA documentation. Because each cartridge contains an identifying bar code which is read by the instrument, the order in which the cartridges are loaded is immaterial. The Careside system will check that the ordered tests and the cartridges entered in the device match.

         Test Menu

         The Careside Analyzer combines chemistry, electrochemistry, coagulation and immunochemistry testing in a single testing instrument. In addition, the Careside system offers the H-2000, a hematology testing device. We are not aware of any point-of-care blood testing system on the market that has this combined capability.

         Chemistry Tests. Chemistry tests are used to assess general health status as well as to diagnose and monitor diseases of the major organ systems such as the heart, liver, kidney, blood, pancreas, endocrine and bone. The film chemistry cartridges contain dry chemistry reagents which are stacked as required for the test. Within a few minutes after the sample has been applied, a colored dye is produced. The color intensity of the dye is measured by reflectance and, through calibration information coded in the instrument and on the test cartridge, a quantitative test result is generated.

         We have recently executed a long-term supply agreement with Fuji Photo Film Co., Ltd. for the use of its dry film chemistry reagent technology. Although in dry form, the film uses the same technology as the wet reagent technology used in high volume commercial analyzers. The agreement replaces an earlier agreement with Fuji that was applicable only during the development stage of the Careside system. The new agreement continues to provide us with an exclusive supply of Fuji's dry film chemistry reagents for use in our point-of-care system for more than 25 chemistry tests. We have agreed to purchase our dry chemistry reagents exclusively from Fuji. See "--Sales--International." Fuji is also developing four additional chemistry tests at its expense. Any additional tests that Fuji develops may be available to us over the period of the existing agreement, which runs through 2003 and thereafter is automatically renewed on an annual basis.

         Electrochemistry Tests. Like chemistry tests, electrochemistry tests produced by Fuji pursuant to its agreement with us, are used to assess general health status and to diagnose and monitor diseases of the major organ systems such as the heart, liver, kidney, blood, pancreas, endocrine and bone. The electrochemistry cartridge contains an ion specific electrode slide. When the slide reacts with the sample, it generates values that correlate to the concentration of sodium, potassium and chloride in the sample. The test compares an electrochemical signal generated from a reference solution to a similar signal generated from the patient's blood. The reference solution is a liquid contained in a pre-filled pouch embedded in the cartridge. One side of the ion specific electrode slide is exposed to a reference solution during the testing sequence and the other side is exposed to the patient's whole blood. The Careside Analyzer reads the difference between the two, thereby generating the test result.

         Coagulation Tests. Coagulation testing assesses the ability of a patient's blood to coagulate. Coagulation is the series of events that leads to the formation of a blood clot. Tests of prothrombin time, or PT, and activated partial thromboplastin time, or aPTT, are the primary coagulation tests used by both physicians and hospitals.

         Reagents from the coagulation test cartridge are contained inside a small hollowed prism, called a prismatic cuvette, and in a pouch. Plasma is delivered to the cuvette by pressurization of the membrane on the cartridge. A second reagent, such as a buffer or calcium chloride, is added via the pouch. Light is then transmitted through the cuvette. The coagulation reaction causes a change in the cloudiness, or turbidity, of the plasma that is detected optically by the Careside Analyzer. The time it takes for this optical change to occur is reported out as the coagulation time.

         We have co-developed coagulation reagent technology for the PT test and we are co-developing coagulation reagent technology for the aPTT test with International Technidyne Corporation. International Technidyne has agreed to provide such reagent technology to Careside on an exclusive basis for use in multiple test category blood testing devices such as the Careside Analyzer. However, International Technidyne will retain the exclusive right to use the technology in the field of point-of-care devices that perform only coagulation testing. International Technidyne will also manufacture the coagulation reagent and load it in the cuvette for us.

         Immunochemistry Tests. Immunochemistry tests are used for the diagnosis of drug effectiveness for heart, thyroid analysis and for other purposes. To date, immunochemistry systems have had limited penetration in the point-of-care market, because they are difficult to use, related instrumentation is expensive, reagents are costly and assay times are long. We are in the process of developing our immunochemistry test cartridge and are in the process of performing our first validation studies using it.

         The immunochemistry test cartridge is identical in form and function to the coagulation test cartridge except that a much smaller sample size is delivered to the prismatic cuvette. The reagents in the cuvette and pouch are different for each immunochemistry test. The Careside Analyzer measures a rate of change or endpoint in cloudiness depending on the test. The rate of change or endpoint is converted from calibration information coded in the instrument and on the test cartridge, generating a test result. We currently purchase immunochemistry reagents from Diagnostic Reagents, Inc. and are currently negotiating a long-term supply agreement with Diagnostic Reagents.

         The H-2000. Hematology testing determines various attributes of a patient's blood, such as how many platelets, monocytes or lymphocytes it has. In December 1999, we acquired Texas International Laboratories (TIL) in an all-stock acquisition. TIL was a privately held corporation owned by two shareholders: Yves and Jean LeBihan. TIL was founded in 1983. Over the last three years, it developed a new hematology analyzer, the Hematil-2000, which we have renamed the Careside H-2000. This device was introduced to the market in April 1999 as a high quality, low cost hematology analyzer that was designed for both human and animal testing. We have signed a three year employment contract with Jean LeBihan and a consulting agreement with Yves LeBihan for a similar term. Jean has responsibility for veterinary market sales of our products and will assist the sales force with the sale of the H-2000 into the human market. Yves LeBihan, the original founder of TIL will continue work in developing international sales and assist us in the development of future generations of hematology products. The H-2000 is currently being sold into China, Mexico, Brazil, Turkey, Egypt, Algeria, Korea and various South American countries through specific distribution agreements.

         The H-2000 weighs 37 lbs. and measures only slightly larger than a cubic foot. It can provide 16 hematology diagnostic tests in approximately 2 minutes from the time whole blood is drawn from a patient. The H-2000 is self-cleaning and automatic and can provide flagging of suspected abnormalities in various cell populations. The architecture is an open system that allows the H-2000 to operate with a number of different reagent brands, giving it a high level of flexibility. Closed systems typically add costs to the process. Our strategy is to provide the low cost alternative in hematology testing. Although the H-2000 is an open system that allows the use of reagents manufactured by others, we plan to sell reagents at attractive prices for H-2000 customers.

     [PHOTO 1]                   [PHOTO 2]                     [PHOTO 3]

The H-2000 is easy to operate. A few drops of blood are drawn into the H-2000 through an aperture from either a normal test tube or a capillary tube used in a finger prick. The blood is automatically distributed into counting chambers. Reagents are mixed or used in counting chambers in combination with both optical and electronic counting methods which perform up to four cross-referenced measurements per sample, thereby ensuring accurate counts. The reagents and cleaning fluids are flushed into a disposal bottle for standard blood sample disposal.

         The Careside Connect

         We have partnered with Advanced Medical Information Technologies, Inc., also known as AdMIT, to develop a link between the Careside Analyzer and the H-2000 and between the Careside system and other medical devices and information systems. This cabled interface will enable users of the Careside Analyzer to connect hematology devices (including the H-2000) and other diagnostic test devices into the Careside Analyzer, thereby allowing the users to further avail themselves of the Careside Analyzer's extensive ordering, data storage, clinical records and quality assurance and quality control capabilities. AdMIT is controlled by our recently hired Chief Information Officer, Dennis Reiger. We will have exclusive rights to use the Careside Connect in the point-of-care market for laboratory tests.

         In addition to linking the Careside Analyzer and the H-2000 or other diagnostic testing devices, the AdMIT product is being designed to be connected directly into laboratory or clinical information systems, physician practice management systems or other information systems, either directly through a local area network or via the Internet.

         Future Developments

         We intend to have the broadest menu of any point-of-care blood testing device and plan to continue to develop tests for the Careside system. At product launch, the Careside system's menu included 53 tests, representing about 80% of all blood tests ordered on an out-patient basis, including all of the most commonly ordered out-patient blood tests. Even though our point-of-care technology will not be capable of conducting every test potentially ordered by a healthcare provider, we believe that, within five years, our planned menu will provide over 90% of all out-patient tests in many clinical settings, and up to 60% of tests commonly ordered in in-patient settings. For tests not performed by the Careside system, healthcare providers could order tests from either a hospital laboratory or a commercial laboratory.

         We plan to add enhancements to the Careside system within the next five years, including the ability for the blood sample to be loaded from a test tube into a test cartridge automatically. This will eliminate the need for a person to handle an open tube containing the patient's blood. In addition, we are evaluating alternative methods of immunochemistry testing, such as the use of high precision latex beads for the development, within five years, of large molecule immunochemistry tests. Also designed and under development is a multi-test cartridge that will be able to perform two or more film tests simultaneously on one cartridge. The Careside Analyzer's detection technology is capable of extensive menu expansion. This gives us the ability to add traditional chemistry, coagulation and small molecule immunochemistry tests such as screening tests for drugs of abuse. We expect to develop additional tests in the large molecule immunochemistry field such as prostate specific antigen for prostate cancer and Troponin for heart attacks, as well as tests for infectious diseases such as Strep A and Chlamydia.

Marketing Strategy

         Our marketing strategy is to position the Careside system as the blood testing system of choice by demonstrating to hospitals the benefits of decentralized blood testing, and by providing other healthcare providers with a profitable and cost-effective alternative to central laboratory testing.

         Our key targeted market segments are as follows:

         Hospitals. There are over 5,000 acute care hospitals in the United States. Laboratory testing services required by hospitals are usually provided by a central hospital laboratory, which services all of the hospital's testing needs as well as the testing service needs of hospital physician groups. Hospital laboratories are expensive to maintain because they have to be maintained on a 24 hour basis, they require specially trained personnel to be present at all times to operate high volume analyzers and they demand significant amounts of capital to equip and maintain. Furthermore, hospitals are often reimbursed by institutional payers for patient admissions based on specific diagnoses reflecting the complexity of the care needed and a predetermined payment for such care. While laboratory testing services are an essential part of diagnosis and monitoring the beneficial results of treatment, they also represent a cost to the hospital as it seeks to generate a profit by completing the care and treatment of patients before their costs exceed the level of reimbursement. The Careside system provides hospitals with the opportunity to decentralize laboratory testing to the patient floors and bedside, as routine and stat tests can be conducted at the time the patient is being evaluated by providers. Consequently, the Careside system is expected to enable some hospitals to eliminate their central laboratories or replace certain costly analyzers and outsource non-routine testing not done on the Careside Analyzer to a centralized laboratory.

         Physician Groups. There are over 3,500 physician groups in the United States with practices in excess of 35 doctors. Excluding radiology groups, the target market for the Careside system is over 2,200 groups. Physicians usually obtain their laboratory testing services from the hospital laboratories with which the physicians are affiliated or from a commercial laboratory. In either case, patient samples are collected from the physician's office and sent via courier to the applicable laboratory, with results delivered to the physician, either electronically, by fax or by telephone. For physician group practices, the Careside system will offer improvements in daily office routine, greater convenience, enhanced patient satisfaction and new revenue opportunities.

         Nursing Homes. In 1994, the most recent year for which industry data has been compiled, there were over 15,000 nursing homes in the United States comprising more than 1.6 million licensed beds. The average occupancy rate was over 92% with each nursing home averaging nearly 100 patients. Common diagnostic tests ordered for nursing home patients are complete blood counts, Chem 7 panels, electrolytes, blood glucose, prostate specific antigen, therapeutic drug monitoring and urinalysis. Nursing homes generally obtain their testing services from commercial laboratories and encounter the same delays and reimbursement issues as physicians. The Careside system provides a profit opportunity to the nursing home by allowing it to conduct and bill for laboratory services, while simultaneously enhancing the nursing home's ability to provide better care.

         Home Care. Industry data shows that the number of home care agencies and patients receiving home care services has grown significantly in recent years. We believe significant growth in this market segment will continue. Industry data reported that the total number of Medicare certified home care agencies rose from 11,000 in 1989 to over 20,000 by the end of 1996. In 1996, the Health Care Financing Administration estimated that 3.9 million Medicare enrollees would receive home care services during 1997. This is twice the number that received such services in 1990. The number of home care visits increased from 70 million in 1990 to an estimated 306 million in 1997. On average, 30% of home care patients visited each week require laboratory testing. Common laboratory tests include, among others, Chem 7 panels, iron, blood glucose, magnesium, prothrombin time and immunochemistry tests for monitoring phenobarbital, phenytoin and digoxin. Patient samples are drawn from the patient, gathered from the home care providers and delivered via courier to a commercial laboratory for testing. Test results are made available the next day or on a premium price basis by fax, telephone or written report delivered four or five hours later. The Careside Analyzer is expected to enable the home healthcare provider to draw the patient's sample, run the test and deliver the results without having the sample delivered via courier to a commercial laboratory.

Pilot Program

         In December 1999, we initiated the first of a number of product installations in pilot sites. These pilots involve assessing both the economic opportunity provided to the customer from the use of the Careside system and refining an instruction manual which is intended to provide customers with the information they need to operate a lab using the Careside system. By year end 1999, two of four planned pilots were initiated. The first was started at a small group practice that had never run a lab. The second was with a larger group currently operating a lab.

         We have worked with an outside consultant/programmer to develop a software system for modeling the economic opportunity of specific point of care operations. This system is designed to develop a customer-specific economic model based on historical test volumes and all lab cost that would be incurred by using the Careside system. This software product has been made available to the Careside sales force.

         We will be launching further pilots in nursing homes and in a large health care system in 2000. In all the pilots we will be looking at the most cost effective start up process, the impact on customer productivity, patient reactions to immediate test results, and any other benefits that might result. In addition to the pilots, we launched the sale of the Careside system to the market in December 1999 and have begun installing the system in California, Kentucky, Arizona and Texas, with other states scheduled to follow.

         At our commercial product launch we had the Careside Analyzer, the H-2000 and 53 tests, including 16 hematology tests cleared by the FDA or exempt from FDA approval. We expect to use the outcome of the pilot market studies to further develop our marketing strategy. We believe that the Careside system's planned menu represents virtually all routine blood tests ordered most of the time on an outpatient basis. We are distributing the Careside system in the United States through our own sales force.

Sales

Domestic

         Careside has hired four regional sales directors in the United States. These regions are divided into the Northeast, South, Midwest and West. As contracts are signed, we will add to the sales force. We decided that the U.S. market opportunity could be better addressed through our own sales force rather than through distributors because the Careside system changes the routine blood testing process by decentralizing lab operations. Selling decentralized lab operations is substantially different than selling testing devices. The Clinical Laboratory Improvement Amendments (CLIA) require all providers who provide testing services to demonstrate quality control (QC) and quality assurance (QA) processes that are standard to the industry. Prior to CLIA, only commercial and hospital labs had demonstrated these standards. CLIA added both cost and administrative difficulty to those labs that did not meet these operating requirements. Our products are easy to use. They also address the regulatory issues required by CLIA and greatly lower the cost of QA/QC processes by automatically providing documentation required by CLIA. We are selling a lab that can be operated at the point of care and our sales force has been trained to prepare our customers to operate a lab using our products. This means calibration of each test at the customer site, initial documentation for QA/QC data files, and other preparation work that is related to lab operations. These functions are not ones that distribution companies readily know how to perform. Members of our senior management team originated with SmithKline Beecham, where over 100 million tests a year, in over 150 testing sites were conducted. We are familiar with lab operations, and based on this knowledge, developed a product that currently has no equivalent. We have trained our sales force with the knowledge needed to sell and install cost-effective lab systems in our customer sites. These sites include hospitals, large physician group practices, managed care organizations, home care agencies and nursing homes, either directly or through institutional pharmaceutical service organizations which serve them. Because we intend to target customers who order large volumes of tests, we anticipate building a direct sales force of approximately 40 people over time.

         We entered into a distribution agreement with SBCL which gave SBCL an exclusive right, as a commercial laboratory, to use and domestically distribute the Careside system within the commercial laboratory industry and the non-exclusive rights to sell the Careside system to hospitals and healthcare systems, other health care providers, managed care organizations and insurers. The agreement also obligated SBCL, upon FDA clearance or exemption of 25 specified tests, to purchase a minimum number of Careside Analyzers and test cartridges from us for the first five years following such FDA action. This contract went through an amendment in early 1999 and we were in discussions about contract initiation at the time SBCL was sold to Quest Diagnostics. During the remainder of 1999, discussions with Quest Diagnostics were deferred as the Quest/SBCL merger and consolidation planning took precedence over our contract negotiations. Furthermore, Quest Diagnostics had not put into place the organization and authority to deal with our contract until late December 1999. In January 2000, we reopened contract discussions with Quest Diagnostics management. The discussions are continuing. It is too early to determine whether Quest Diagnostics will see the same opportunity that SBCL envisioned, and we expect these discussions to continue for a number of months before a final decision is made.

         International

         International markets are not affected by the same regulatory requirements as in the U.S. market. Because we have received FDA clearance and UL certification for the Careside Analyzer, the Careside system is ready to be sold in almost all international markets once the appropriate documentation has been made available to country authorities. In these territories, we will be selling the product as opposed to a decentralized lab concept. Therefore we are in discussions with potential distributors for a number of foreign territories. Our strategy is to pick distributors that are selling products into the health care market, but not competitive products. Further, we are in discussions with country specific distributors as opposed to distributors that are more international. Our distribution and supply agreement with SBCL gives SBCL the same exclusive and non-exclusive distribution rights as it has in the United States in any ten of the following countries where SBCL owns, operates or manages a commercial laboratory on or before December 31, 2000: Great Britain, Mexico, Spain, South Africa, Singapore, Malaysia, Indonesia, Australia, Chile, Argentina, France and Germany. In addition, Fuji Photo Film Co., Ltd. has a right of first refusal to be our distributor on an exclusive basis in Japan and a non-exclusive basis in other Asian countries. The current agreement with Fuji expires in 2003 and permits automatic annual renewals thereafter subject to cancellation by either party. Discussions are currently underway for distribution agreements in certain European countries and in the Middle East and South Africa. In addition, the acquisition of TIL has brought distribution opportunities with companies in China, Mexico, Turkey, and certain South America countries. We are analyzing the possibility of adding the entire Careside system to these distribution agreements.

Research and Development

         After extensive review of available test technologies, we chose Fuji Photo Film Co., Ltd. as our partner for chemistry and electrochemistry tests. Fuji makes dry film based chemistry tests and uses them in large analyzers that it produces and sells in Japan and Taiwan. In addition, Fuji has agreed to supply this reagent technology during the Careside system's development stage for more than 25 chemistry tests. Fuji has agreed to develop four additional tests at its expense for the Careside system. See "--The Careside System--Test Menu."

         The utilization of third parties to develop our tests has allowed us to focus on creating a platform for delivery of a highly efficient test system. For hospital environments, the Careside Analyzer's software has a configuration capability that facilitates a test order entry menu and security processes as determined by laboratory management. Fields exist for extensive data capture including patient, physician and billing information. All of these systems are optional to the user other than the data requirements for compliance with the Clinical Laboratory Improvement Amendments of 1988. In addition, the Careside system easily accommodates test menu additions by downloading new test algorithms into the device via a floppy disk. This eliminates the need to remove the instrument from the field as new test capabilities receive FDA clearance/approval.

         We have entered into a series of research and development agreements for our system. As is customary in the industry, these agreements are short term and provide for termination for any reason by either party on relatively short notice. Battelle Memorial Institute, a leader in developing industrial technology, has designed the disposable testing cartridge according to specifications which we provided. All applicable patent rights under this contract have been assigned to us. To date, we have issued three U.S. patents. See "--Patents and Proprietary Rights." Pursuant to our relationship with Battelle, Battelle is also designing a cost-effective manufacturing process and quality assurance methods, based on federal Good Manufacturing Practices protocols, for the disposable cartridges.

         UMM Electronics, Inc., a contract engineering and manufacturing firm, performed the design and development work of the Careside Analyzer and continues to provide development services for us to further enhance our product. Other products developed by UMM include point-of-care blood glucose monitors, point-of-care coagulation instruments, intravenous infusion pumps, dialysis machines and infant care warmers. UMM is an FDA-registered manufacturer of sophisticated medical products required to comply with federal GMP regulations.

         Hauser, Inc., an industrial design consultant, provided services for the design and development of the entire Careside system. Hauser conducted focus groups from each target market segment in order to obtain customer input on the design features and to assist in the development of an instrument and software systems involving user interaction. Currently, Hauser is providing packaging design services.

         We continue to pursue development work with other contract partners. We are further developing coagulation reagent technology with International Technidyne Corporation. We filed a joint patent application with ITC for a coagulation reagent. In addition, we are utilizing the services of AdMIT to develop the cabled interfaces between the Careside Analyzer and other medical devices and information systems.

Manufacturing and Supply

         We designed and outfitted a building in Culver City, California, of approximately 16,000 square feet in December 1996 as our development facility and offices. The building contains space for our automated assembly system which Battelle Memorial Institute is designing. The assembly system will mount the reagents in the test cartridges, and package and label the cartridges. This facility has been set up to comply with all applicable state and federal regulatory requirements, including registration with the state and federal governments in accordance with applicable laws governing medical devices prior to commercial distribution. The facility will be subject to periodic FDA inspection to determine whether our manufacturing processes comply with federal GMP regulations for medical devices.

         We assemble and package at our Culver City facility all cartridges used by the instrument. The cartridges are assembled in two main stages. Initially, those components which are not sensitive to humidity, such as plastic parts, are assembled in a normal humidity environment. The second stage of the cartridge assembly process involves the mounting of dry film chemistry strips or pouched reagents in the cartridges, which must be done in a low humidity environment to preserve the film. This step will be performed in an automated assembly line at our facility. We have purchased the equipment necessary for this process. In addition, during the cartridge manufacturing process, our equipment must test the pressure of the ultrasonic seal between the base plate and the upper plates of the test cartridges. Our equipment allows for several inspection steps during the assembly process. Battelle has assisted us in developing the fully automated assembly line for the cartridges with these steps built in. The production capacity of the pilot cartridge production line for chemistry and immunochemistry is approximately 1,800 units per hour or 13,000 units per shift. Depending on the specific tests ordered, our current facility, with additional equipment, will support between $40 and $60 million of test cartridge sales annually. The automated production line utilizes proprietary process technology, designed by Battelle and owned by us, that is scalable to meet increasing demand.

         We outsource the manufacturing of the plastic components of our cartridges. We use a third party to manufacture these components using injection molding processes.

         We have entered into an agreement with UMM Electronics, Inc. for the manufacture of the Careside Analyzer at UMM Electronics' facility in Indianapolis.

         We source our chemistry, electrochemistry, coagulation and immunochemistry reagents from Fuji, International Technidyne Corporation and Diagnostic Reagents, Inc. See "--The Careside System--Test Menu."

         Our hematology testing device, the H-2000, is manufactured by Ysebaert.

Competition

         We principally compete with manufacturers of traditional diagnostic testing equipment used by centralized laboratories and current point-of-care diagnostic companies whose products perform testing for patients in critical condition. Historically, most clinical testing has been performed in a centralized laboratory setting. These laboratories provide analyses similar to those to be conducted by our system and have traditionally been effective at processing large panels of tests using skilled technicians and complex equipment. While the Careside Analyzer is not designed to provide the same range of tests, we believe that our products offer several advantages over centralized laboratories, including lower costs, mobility, faster results, simplified specimen preparation, reduced opportunity for error through decreased specimen handling, ease of regulatory compliance and increased patient satisfaction.

         We are also aware of other companies with point-of-care analysis devices. These companies have focused on the testing for critical care patients or tests that are disease specific. Examples of disease specific tests are glucose and digoxin which measure blood sugar levels in diabetic patients or heart complications. In all cases, these companies perform a limited number of tests and their systems are not designed to have their test menus increase. Consequently, these devices add costs as the large analyzers in hospital or commercial laboratories conduct these tests and many more. We believe that our system offers distinct competitive advantages over these products, including the ability to conduct tests in multiple test categories in a single device, internal centrifugation, convenience and ease of use. Several companies, including i-STAT Corporation, Abaxis, Inc., Diametrics Medical, Inc. and PharmaNetics, Inc., are currently making or developing products that will compete with our tests although not with our system. Some of these companies also provide disease specific tests which we expect will be added later.

         Some large pharmaceutical companies also have point-of-care blood testing devices and could, given their resources, develop systems which compete with the Careside system. Abbott Laboratories, Inc., Clinical Diagnostic Systems (a division of Johnson & Johnson) and Roche Diagnostic Systems, Inc. all have products which perform point-of-care testing. To date, we believe that none has developed a point-of-care testing system comparable to our system.

Patents and Proprietary Rights

         Our policy is to seek patent protection, both in the United States and abroad, for each of the areas of invention embodied in our products. To date, we have filed nine patent applications on various components of our technology with the U.S. Patent and Trademark Office. We have also sought international patent protection with respect to certain of these U.S. patents and patent applications. One patent was filed with International Technidyne Corp. and covers a coagulation reagent that was discovered jointly. The other eight patents cover the technology that is built into the Careside Analyzer and the test cartridges. To date we have been issued three U.S. patents. These patents as well as those still pending form a very strong portfolio that protects our development investment. One patent issued covers our invention of the spectrophotometric analytical cartridge, which allows our product to perform light transmission based tests, such as coagulation and immunochemistry in the Careside Analyzer. Another patent covers the fundamental analytical reagent cartridge invention that underlies all of our cartridge technology. A third patent covers our electrochemistry cartridge. Four of the patent applications cover inventions that are components of the Careside Analyzer, and one covers an additional discovery in another type of cartridge.

         Our agreements with Fuji Photo Film Co., Ltd., Battelle Memorial Institute and International Technidyne Corporation, assign to us certain proprietary rights that result from the research conducted under the agreements. The Fuji agreement gives us non-exclusive rights to use Fuji's proprietary technology in the Careside system outside of Japan. Only Fuji will sell our system in Japan. The other agreements provide that the technology used in the Careside system is owned either by us or jointly by us and our partner. These agreements do not restrict us, if we choose, from seeking other suppliers of competitive technologies. We will seek to protect any such proprietary rights assigned to us by our technology partners. Battelle and International Technidyne have agreed to share expenses or otherwise assist us in prosecuting patent applications.

         In addition to patent protection, if any, we will rely upon trade secrets, know-how and continuing technological innovation. All of our employees have signed confidentiality/non-disclosure agreements. Careside has also protected its name by trademarking "Careside" and the name Analyzer.

Third-Party Reimbursement

         In April 1998, the federal government instituted a policy that, in connection with Medicare reimbursement for large panel testing, will only reimburse four different panels of chemistry tests, the largest of which has 13 tests. The consequence of this policy has been that more single tests are ordered as compared to large panels. The Careside system is currently capable of conducting eight tests in a single 10 to 15 minute test cycle. The Careside system is able to handle a 13-test panel in a single 10 to 15 minute test cycle. The Careside system is also configured to easily test any combination of single test cartridges with similar cycle times for up to six single tests per cycle. Payers have stated that they will only reimburse for panels that are disease specific. With this change in policy and reimbursement practice, the number of tests reimbursed as part of panels has begun to drop. The Careside system, which places primary focus on single and disease specific testing, is very competitive in light of these changes in payer practice related to test panels. See "Risk Factors--Uncertainty Relating to Third-Party Reimbursement May Impact Our Business."

         Managed care provides physicians with incentives to treat patients using clinical treatment protocols that have been developed for many chronic and acute illnesses. These protocols frequently contain preventative diagnostic interventions that are used to help avoid the occurrence of acute episodes of illness. Diagnostic blood testing is one of the major tools used in these protocols for early detection and for ongoing evaluation of treatment efficacy. We believe that a diagnostic blood testing system that is cost effective and adds convenience and rapid information will be well received by managed care organizations and their physicians.

         Even with the growth of managed care, more than 70% of all blood tests continue to be reimbursed on a fee for service basis. This number has remained steady in the commercial laboratory industry for the past three years. We believe that in both the managed care and fee-for-service markets, our point-of-care system will be responsive to incentives that drive the respective markets. Many managed care entities dictate to their member physicians which laboratories they must use for blood testing. Physicians have the opportunity to utilize exceptions to these mandates to conduct in-office testing. The Careside system enables physicians to offer laboratory testing services and take advantage of these exceptions to the managed care organizations' policies. We expect to facilitate this by working closely with the physicians and the managed care organizations to demonstrate cost effectiveness and cost reduction from use of our system. This is a critical component of the pilot site testing strategy and is intended to position the Careside system as the new testing standard and the blood testing system of choice over traditional laboratory testing methods.

Government Regulation

         The FDA regulates the development, manufacture, and marketing of medical devices including diagnostic tests. The FDA requires testing of the Careside system in accordance with regulatory requirements in the laboratory and, as appropriate, in clinical settings to establish product performance before marketing. FDA clearance must be obtained before making certain types of product changes. The Careside Analyzer and tests have received marketing clearance for point-of-care and physician office laboratory use.

         The FDA has regulations that set varying requirements for medical devices according to potential risk class. Class I devices represent the lowest potential risk devices and are therefore subject only to the general controls that include establishment registration, product listing, the prohibition of mislabeling or adulteration, and a requirement to comply with federal Good Manufacturing Practices regulations. Pre-market notification is required for some Class I clinical diagnostic devices. Class II devices present greater risk than Class I devices and are subject to special controls, such as guidelines or performance standards, as well as the same general controls that are applicable to Class I devices. Class II devices require pre-market clearance to demonstrate that the FDA accepts the manufacturer's claims that the device is substantially equivalent to other legally marketed devices, and meets generally accepted performance criteria that may be required to demonstrate that the device is safe and effective. Class III devices present a higher level of risk and are additionally subject to rigorous demonstration of safety and effectiveness through the pre-market approval process.

         For some Class I and most Class II devices, a pre-market notification must be submitted to the FDA. Usually within 90 days of the receipt of this notification, the FDA makes the determination whether the device submitted is substantially equivalent to a legally marketed device. A legally marketed device is one which was marketed prior to the passage of the Medical Device Amendments of 1976, or a post-1976 device that has been determined by the FDA to be substantially equivalent to previously cleared devices. A determination of substantial equivalence requires several FDA findings: first, that the device has the same intended use as the legally marketed device; and second, either that the device has the same technological characteristics as the legally marketed device or, if it does not, that the device is as safe and effective as the legally marketed device and does not present different questions about safety and effectiveness. Class III devices require extensive clinical testing to prove safety and effectiveness, and submission of the resulting data to the FDA as a pre-market approval application. The FDA ordinarily will refer a new device pre-market approval application to an advisory panel of outside experts for a recommendation on whether to approve the application or to request additional testing. The Careside Analyzer and all 37 tests, along with the 16-parameter hematology test performed by the Careside H-2000, already cleared or exempt by the FDA have been classified in Class II. Certain future tests, such as prostate specific antigen, are expected to require pre-market approval.

         Where a pre-market approval application is required, FDA regulations require the demonstration of safety and effectiveness, typically based upon extensive clinical trials. Fulfilling the requirements of the pre-market approval application are costly and both the preparation and review are time consuming, commonly taking from one to several years. Before granting pre-market approval, the FDA must inspect and find acceptable the proposed manufacturing procedures and facilities. The pre-market approval regulations also require FDA approval of most changes made after the tests have been approved.

         Manufacturing Regulation

         For products either cleared through the pre-market notification process or approved through the pre-market approval process, our manufacturing facility must also be and is registered with the FDA. The manufacture of products subject to Section 510(k) of the Federal Food, Drug, and Cosmetic Act or to Section 515 pre-market approval requirements must be in accordance with quality system regulations and current federal Good Manufacturing Practices regulations. We are also subject to various post-marketing requirements, such as complaint handling and reporting of adverse events. Pre-market approval products are also subject to annual reports. The FDA typically inspects manufacturing facilities every two years. We intend to seek and maintain ISO 9001 certification. As a result, inspections by notified bodies may be more frequent.

         The Careside Analyzer is being manufactured by UMM Electronics, Inc. UMM is an FDA registered and inspected facility. UMM is also ISO 9001 certified. In adherence to FDA and ISO 9001 requirements, UMM follows a structured design control process. The H-2000 is being manufactured for Careside by Ysebaert in France though Careside is the designated manufacturer under FDA regulations. The Ysebaert facility is ISO 9002 certified.

         Third-Party Safety

         Third-party safety certification is not required for FDA marketing permission, but will be required by our customers and to enter markets in other countries. In this regard, we have obtained an Underwriters Laboratories, or UL, listing for the instrument Careside Analyzer. UL has reviewed the Careside Analyzer according to UL 3101-1 that is equivalent to the international standard IEC 1010. The Careside Analyzer is also being designed to comply with requirements that ultimately will facilitate marketing of the product in Europe and Japan. These requirements include the Low Voltage Directive (73/23/EEC), the Electromagnetic Compatibility Directive (89/336/EEC), and the In Vitro Diagnostic Medical Device Directive (98/79/EC). The H-2000 is in the process of UL review. We expect to receive UL certification for the H-2000 during 2000.

         Clinical Laboratory Improvement Amendments of 1988

         All medical testing in the United States is regulated by the Health Care Financing Administration according to the complexity of the testing as specified under the Clinical Laboratory Improvement Amendments of 1988. CLIA regulations establish three categories of laboratory tests, for which regulatory requirements become increasingly stringent as the complexity of the test rises:
(1) tests that require little or no operator skill, which allows for a certificated waiver of the regulations; (2) tests of moderate complexity; and
(3) high complexity tests which require significant operator skill or training. CLIA regulatory requirements apply to facilities such as clinical laboratories, hospitals, and physician offices which perform laboratory tests. All laboratories are subject to periodic inspection. In addition, all laboratories performing tests of moderate or high complexity must register with HCFA or an organization to whom HCFA has delegated such authority. They also must meet requirements relating to personnel qualifications, proficiency testing, quality assurance, and quality control. All of the tests for the Careside Analyzer were categorized as moderate or less complexity. In practical terms, performing a test of moderate complexity means that the individual supervising the test, i.e., the physician, pathologist or laboratory director, must be appropriately educated and trained, whereas the individual who operates the Careside Analyzer requires either formal laboratory education or a high-school education and training in the skills required to perform testing with the Careside Analyzer, such as specimen collection and quality control.

         State Regulation

         We and our products are subject to a variety of state laws and regulations in those states where our products are marketed, sold or used. Thirteen states currently restrict or control, to varying degrees, the use of medical devices such as the Careside system outside the clinical laboratory by persons other than doctors or licensed technicians. For example, California, New York and Florida all have unique requirements that define which steps in the testing process can be performed by physicians, nursing or other personnel who are not licensed technicians. We have designed our testing system to comply with these requirements, while minimizing the need for higher cost labor to run the test process. However, these restrictions may add labor costs to the customer, and such costs may hinder our ability to market our products in these locations. Although we plan to seek interpretations, rulings or changes in relevant laws and regulations to remove or ameliorate these restrictions, there can be no assurance that we will be successful.

         International Regulation

         In addition to the United States market, we intend to pursue markets in Asia and Europe through select strategic alliances. The recently published European Community In Vitro Diagnostic Directive places our products within a category that has a low regulatory burden. Manufacturers are allowed entry into the market based upon self-certification that they complied with published directives, similar to existing United States requirements, containing performance, labeling, and other quality requirements. Japan has its own requirements for in vitro diagnostics.

Product Liability and Property Insurance

         Sale of our products entails risk of product liability claims. The medical testing industry has historically been litigious, and we face financial exposure to product liability claims in the event that use of our products results in personal injury. We also face the possibility that defects in the design or manufacture of our products might necessitate a product recall. There can be no assurance that we will not experience losses due to product liability claims or recalls in the future. We have purchased product liability insurance in reasonable and customary amounts. Such insurance can be expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. No assurance can be given that product liability insurance can be maintained in the future at a reasonable cost or in sufficient amounts to protect us against losses due to liability. An inability to maintain insurance at an acceptable cost or to otherwise protect against potential product liability could prevent or inhibit the commercialization of our products. We believe that our insurance coverage is adequate for the risks we face. However, a product liability claim in excess of relevant insurance coverage or product recall could have a material adverse effect on our business, financial condition and results of operations.

         We have liability insurance covering our property and operations with coverage and deductible amounts and exclusions that we believe are customary for companies of our size and adequate for our industry. There can be no assurance that our current insurance coverage is adequate or that we will be able to maintain insurance at an acceptable cost or otherwise to protect against liability.

Employees

         Since our initial public offering in June 1999, we doubled the number of employees to 74 as of March 31, 2000. A number of senior managers have been added with expertise in marketing and sales, information resources, materials management and product development. In addition, the acquisition of TIL has enabled us to move into the veterinary market with experienced management. With our current employee base we are positioned to move from a research and development company into a company that is engaged in sales, marketing, and manufacturing.

Properties

         We lease approximately 16,000 square feet of space in Culver City, California as our executive offices, for the research and development, validation, manufacture and assembly of test cartridges and for product development. We believe that the Culver City facility is suitable to expand to $50 million in cartridge revenues and will adequately serve our needs for the immediate future.

Legal Proceedings

         We are not a party to any material legal proceedings.

                                   MANAGEMENT

Directors, Executive Officers and Key Employees

         The following table sets forth certain information concerning the individuals who serve as our directors, executive officers and key employees:

 Name                                    Age                              Position
 ----                                    ---                              --------
Directors and Executive Officers:

W. Vickery Stoughton ................    54    Chairman of the Board of Directors and Chief Executive Officer
Thomas H. Grove......................    50    Executive Vice President--Chief Technology Officer, Secretary and Director
James R. Koch........................    45    Chief Financial Officer, Treasurer, Executive Vice President and Director
Anthony P. Brenner (1)...............    42    Director
William F. Flatley (2)(3)............    58    Director
Kenneth N. Kermes (2)................    64    Director
C. Alan MacDonald (2)(3).............    66    Director
Diana Mackie (1).....................    52    Director
Philip B. Smith (1)(3)...............    64    Director

Key Employees:

Kenneth Asarch.......................    41    Vice President--Quality Systems and Regulatory Affairs
Grant Frazier........................    38    Vice President--Marketing
Dennis E. Rieger.....................    54    Senior Vice President, Information Technology and Chief Information Officer
Sandra P. Twyon......................    61    Vice President Operations
Marija N. Valentekovich..............    68    Vice President--Manufacturing

_____________

(1)  Member of Compensation Committee
(2)  Member of Audit Committee
(3)  Member of Nominating Committee

         Directors and Executive Officers

         W. Vickery Stoughton, Chairman of the Board of Directors and Chief Executive Officer. Mr. Stoughton has served as our Chairman of the Board of Directors and the Chief Executive Officer since our formation in July 1996. Prior to that, he served as President of SmithKline Beecham Diagnostics Systems Co. (SBDS), a diagnostic services and product company, from October 1995 to July 1996, and was President of SmithKline Beecham Clinical Laboratories, Inc.
(SBCL), a provider of diagnostic laboratory services, from August 1992 to September 1995. As President of SBDS, Mr. Stoughton had responsibility for SBCL, SmithKline Beecham Clinical Laboratories International and SBDS's genetic testing and point-of-care testing projects. In addition, Mr. Stoughton served as Chief Executive Officer and Vice Chancellor for Health Affairs of Duke University Hospital from 1991 to 1992, Chief Executive Officer of Toronto Hospital in Toronto, Canada from 1981 to 1991, Chief Operating Officer of Brigham and Women's Hospital in Boston from 1980 to 1981 and Chief Executive Officer of Peter Bent Brigham Hospital in Boston from 1978 to 1980. Mr. Stoughton holds a B.S. in Chemistry from St. Louis University and a M.B.A. from the University of Chicago. He is currently a director of Sun Life Assurance Company of Canada, a financial services company, and Biomira, Inc., a pharmaceutical company.

         Thomas H. Grove, Executive Vice President--Chief Technology Officer, Secretary and Director. Dr. Grove has served as our Executive Vice President-- Chief Technology Officer, Secretary and as one of our directors since our formation in July 1996. From April 1984 to July 1996, he served in a number of management positions at SmithKline Beecham Clinical Laboratories, Inc. involving research and development activities, including the position of Vice President of Scientific Affairs from January 1991 to July 1996, where, among other things, he was in charge of National Quality Control and Quality Assurance for SBCL. Dr. Grove has received a number of awards, including a NATO Science Fellowship to attend Oxford University from 1978 to 1979. He was also named Young Investigator of the Year in 1980 by the American

Association for Clinical Chemistry and was elected to the National Academy of Clinical Biochemistry in 1977. Dr. Grove holds a B.S. in Biology from SUNY-Albany and a Ph.D. in Biochemistry from Syracuse University.

         James R. Koch, Chief Financial Officer, Treasurer, Executive Vice President and Director. Mr. Koch has served as our Chief Financial Officer, Treasurer, Executive Vice President and as one of our directors since July 1998. Prior to joining us, Mr. Koch served as Vice President and Chief Financial Officer of ILEX Oncology, Inc., a company which develops oncology drugs, from August 1996 to July 1998. In addition, Mr. Koch served as Vice President, Finance and Chief Financial Officer for two start-up specialty pharmaceutical companies, Symphony Pharmaceuticals, Inc., from September 1993 to August 1996, and Neose Pharmaceuticals, Inc., currently Neose Technologies, Inc., from September 1991 to September 1993. His prior experience also includes ten years in senior financial management positions with G.D. Searle Pharmaceutical, a manufacturer of pharmaceutical products. Mr. Koch holds a B.S. in Mechanical Engineering from General Motors Institute and a M.S. from the Krannert School of Management at Purdue University.

         Anthony P. Brenner, Director. Mr. Brenner has served as one of our directors since November 1996. Since January 1998, he has served as a Managing Director with Crosslink Capital, a venture capital firm, where he oversees investment activities in the information and business services industries. Prior to that, Mr. Brenner served as Senior Managing Director of Advanta Partners LP, a private equity investment partnership, and as a member of the Board of Directors of Advanta Corporation, a financial services company, from 1992 to 1996. In addition, since 1989 Mr. Brenner has served as President of Cedar Point Partners, a private equity investment partnership. Mr. Brenner earned a B.A. from Yale University and an M.B.A. from Stanford University.

         William F. Flatley, Director. Mr. Flatley has served as one of our directors since November 1996. Since July 1997, he has served as the President and Chief Executive Officer of Executive Health Group, a provider of preventive healthcare services to corporations. From 1980 to December 1994, he held a number of senior management positions with Bristol-Myers Squibb Corporation, a pharmaceutical company, including President of a multi-division medical device business, the Health Care Group, and President of the Drackett Company, a household products manufacturer. Mr. Flatley retired from Bristol-Myers Squibb at the end of 1994 but continued to provide the company with certain consulting services after his retirement. Mr. Flatley obtained a B.S. from Villanova University and a M.B.A. from the Wharton School of the University of Pennsylvania.

         Kenneth N. Kermes, Director. Mr. Kermes has served as one of our directors since February 1997. Since June 1998, he has served as a principal of Riparian Partners Limited and of Bay View Equity Partners, two related investment banking and private equity investment partnerships. Prior to that, he served as Vice President of Business and Finance for the University of Rhode Island from December 1994 to June 1998 and as Chief Financial Officer for SmithKline Beecham Corporation from October 1986 to July 1989 and as Senior Vice President and Group Directoe of Corporate Development from July 1989 to 1991. From 1991 to 1994, Mr. Kermes was a consultant and an investor in the venture capital industry. Mr. Kermes obtained a B.A. from Amherst College and attended the New York University Graduate School of Business and the Harvard Business School Advanced Management Program. In addition to Careside, Mr. Kermes serves as director of four private, closely held manufacturing companies in the Northeast.

         C. Alan MacDonald, Director. Since 1999, Mr. MacDonald has served as President of the Club Management Co., LLC. Prior to that he has served as one of our directors since November 1996. Since October 1997, Mr. MacDonald has served as a Managing Director of Directorship, Inc., a consulting firm specializing in corporate governance issues. Prior to that, he served as General Partner of the Marketing Partnership, Inc., a full service marketing consulting firm, from January 1995 to July 1997 and as an acquisitions consultant with the Noel Group, a venture capital firm, from July 1994 to December 1994.
In addition, he served as Chairman and Chief Executive Officer of Lincoln Snacks Co., a caramelized popcorn snack company, from September 1992 to July 1994.
Mr. MacDonald holds a B.S. in Hotel Administration from Cornell University and is a member of the Cornell Society of Hotelmen and the Dean's Advisory Committee at Cornell. Mr. MacDonald is also a director of Lincoln Snacks Co., Lord Abbot, J.B. Williams and Fountainhead Water Co.

         Diana Mackie, Director. Ms. Mackie has served as one of our directors since February 1997. As of January 24, 2000, Ms. Mackie has accepted the position to co-lead the merger integration process for Glaxo SmithKline. From June 1999 to January 21, 2000, she held the position of Vice President and Director, Category Management, Dermatologicals, Phytomedicines and Vitamins, SmithKline Beecham Consumer Healthcare (SBCH). From October 1997 to May 1999, she held the position of Vice President for Strategy and Business Development at SmithKline Beecham Healthcare Services, the business development division of SmithKline Beecham Corporation, a position she has held since October 1997, where her responsibilities include developing business plans, long-range strategy and negotiating external alliances and investments. Prior to that, Ms. Mackie served as Vice President, Group Business Initiatives for SBHS from November 1996 to October 1997. From March 1996 to November 1996, she was General Manager of Diversified Prescription Delivery, a pharmaceutical mail services company and a wholly-owned subsidiary of Diversified Pharmaceutical Services, a pharmaceutical benefit management group. From March 1993 to March 1996, she served as Vice President, Strategy Development, SmithKline Beecham Pharmaceuticals, a pharmaceutical company. Ms. Mackie holds a B.S. in Chemistry from the University of Illinois, a M.B.A. from The Massachusetts Institute of Technology Sloan School of Management and a M.S. in Polymer and Fiber Engineering from The Massachusetts Institute of Technology.

         Philip B. Smith, Director. Mr. Smith has served as one of our directors since November 1996. Since June 1998, Mr. Smith has served as a Vice Chairman of Laird & Co., LLC, a merchant bank. In addition, from 1991 until August 1998, Mr. Smith served as a Vice Chairman with Spencer Trask Securities Incorporated, an investment banking firm. Mr. Smith served in a number of other senior management positions. From June 1986 to June 1988, Mr. Smith served as Managing Director of Prudential Securities, an investment firm, in its merchant bank division. From December 1967 to December 1972, Mr. Smith served as President and Chief Executive Officer of Citicorp Venture Capital, a venture capital company which he founded. Mr. Smith currently serves on the board of directors of Movie Gallery, Inc., Digital Video Systems, Inc., and KLS Enviro Resources, Inc. Mr. Smith has a B.S.E. from Princeton University and a M.B.A. from the Harvard Business School.

         Key Employees

         Kenneth Asarch, Vice President--Quality Systems and Regulatory Affairs. Dr. Asarch has served as our Vice President--Quality Systems and Regulatory Affairs since November 1996. From June 1995 to October 1996, Dr. Asarch served as Director of Regulatory Affairs for SmithKline Beecham Clinical Laboratories, Inc. and SmithKline Beecham Diagnostics Systems Co. Prior to that, he served as Director of Regulatory Affairs, Quality Assurance and Clinical Affairs with Diagnostic Products Corporation, an immuno-diagnostic testing company, from 1987 to 1995, where his duties included overseeing the FDA regulatory clearance and approval process for approximately 150 blood testing products. Dr. Asarch holds a B.S. in Biochemistry from the University of California at Los Angeles and doctoral degrees in both Clinical Pharmacy (Pharm.D.) and Pharmaceutical Sciences (Ph.D.) from the University of Southern California.

         Grant Frazier, Vice President--Marketing. Mr. Frazier has served as our Vice President-Marketing since November 1999. Prior to joining us, Mr. Frazier served as Vice President-Marketing & Business Development at Mobile Technology Inc., a provider of magnetic resonance imaging, lithotripsy and cancer therapy services. Mr. Frazier joined MTI in December 1991 and was responsible for developing the first mobile radiation therapy cancer care service deployed within the United States. He led this strategic business unit until August 1998 before assuming his corporate marketing and business development responsibilities. Mr. Frazier holds a B.S. in Industrial Engineering from Stanford University and an M.B.A. from UCLA's Anderson School of Management.

         Dennis E. Rieger, Senior Vice President--Information Technology and Chief Information Officer. Mr. Rieger joined us in December 1999. Mr. Rieger's professional experience includes over 28 years in the high technology products industry. Mr. Rieger is also serving as President and CEO of Advanced Medical Information Technologies (AdMIT), a company he founded in 1992 that developed a mobile, bedside clinical information system, and a new universal medical and laboratory device data acquisition system. Prior to AdMIT, Mr. Rieger served as President and Chief Operating Officer of Compare Data Systems, an insurance and telecommunications software company, from 1987 to 1992; President of TRG, Inc., a technology based consulting and venture funding firm, from 1981 to 1987; and held several management positions in research and development, strategic planning and marketing at Apple Computer, Hewlett Packard and Procter and Gamble from 1971 to 1981. Mr. Rieger has a B.Sc. in Computer Information Science, with honors, from California State University at Sacramento, and served with the U.S. NAVY. Mr. Rieger is also serving on the board of directors of two companies, an embedded software products company and a publishing company, and is one of the Industry Advisory Board members for the new Biomedical Engineering Interdepartmental program at the UCLA School of Engineering and Applied Science.

         Sandra P. Twyon, Vice President--Operations. Ms. Twyon joined us in January 2000. Prior to that she held positions as Vice President for Patient Services with the Mercy Health System in Pittsburgh, PA (1994-1999); Vice President for Nursing at the Toronto Hospital in Toronto, Canada (1989-1993) and Chairman of Nursing at Tufts New England Medical Center in Boston, MA (1977-1989). In addition she was President and founder of the Center for Case Management (1989-1992), an original developer of critical pathways which consulted widely throughout the U.S. and Canada. Ms. Twyon received a B.S. Degree from the College of Saint Rose and holds an M.S. from Boston College.

         Marija N. Valentekovich, Vice President--Manufacturing. Dr. Valentekovich has served as our Vice President--Manufacturing since January 1998 when she came out of retirement to join us. Before that, Dr. Valentekovich served as a Production Manager with Diagnostic Products Corporation from January 1989 to July 1997. Dr. Valentekovich received a M.S. in Chemical Engineering and a Ph.D. in Physical Organic Chemistry, using radioisotope techniques, from the University of Zagreb, Croatia.

Agreement Relating to Election of Directors

         Each of our directors was nominated and elected pursuant to the terms and conditions of a stockholders' agreement we entered into with our stockholders and warrantholders in connection with two private placements of our common stock in 1997 and 1998. Pursuant to this stockholders' agreement, SmithKline Beecham Corporation was granted the right to nominate an individual to our Board of Directors to serve as its representative. Spencer Trask Securities Incorporated was also granted the right in the stockholders' agreement to nominate one individual to our Board of Directors to serve as its representative. Ms. Mackie was nominated as SmithKline's representative and Mr. Smith as Spencer Trask's representative. Mr. Stoughton and Dr. Grove were also nominated and elected to our Board of Directors pursuant to this stockholders' agreement. In addition, the stockholders' agreement required that three individuals who are independent of us and hold no more than five percent of our common stock serve on our Board of Directors. The number of directors permitted by the stockholders' agreement was increased from seven to nine with the consent of Spencer Trask as called for in the stockholders' agreement. This stockholders' agreement expired by its terms June 16, 1999.

Classified Board of Directors

         The Board of Directors is divided into three classes. Each class contains three directors. Directors within each class are elected to serve three-year terms and one-third of the directors sit for election at each annual meeting of our stockholders. Mr. Koch, Mr. Kermes and Mr. Smith serve in the class whose term expires in 2000. Dr. Grove, Mr. Flatley and Ms. Mackie serve in the class whose term expires in 2001. Mr. Stoughton, Mr. Brenner and Mr. MacDonald serve in the class whose term expires in 2002. A classified board of directors may have the effect of deterring or delaying any attempt by any group to obtain control of us by a proxy contest since such third party would be required to have its nominees elected at two separate annual meetings of our Board of Directors in order to elect a majority of the members of our Board of Directors. See "Description of Capital Stock--Takeover Protection and Certain Charter and By-Law Provisions."

Director Compensation

         Our non-employee directors receive an annual fee of $5,000 payable semi-annually, plus $1,000 for each Board of Directors or committee meeting they attend in person and $500 for those meetings they attend telephonically. Ms. Mackie is precluded by SmithKline policy from receiving any fees or stock options for her service as a director. We reimburse all reasonable expenses incurred by the directors in attending Board of Directors or committee meetings. In addition, the non-employee directors, other than the SmithKline representative, Ms. Mackie, participate in our 1996 Incentive and Non-Qualified Stock Option Plan. For each year prior to our initial public offering that Mr. Brenner, Mr. Flatley, Mr. Kermes, Mr. MacDonald and Mr. Smith served as directors, we granted each an annual option to purchase 2,163 shares of common stock at the then applicable market price. The options granted after the end of 1996 were issued at $5.20 per share. The options granted after the end of 1997 were issued at $6.76 per share. The options granted after the end of 1998 were issued at $7.50 per share. Options granted to non-employee directors for 1999 and beyond will be made under our 1998 Director Stock Option Plan. Under our 1998 Director Stock Option Plan, we will grant each non-employee director an annual option to purchase 2,000 shares of common stock at the then applicable market price. See " --Stock Option Plans" and "Certain Transactions."

Committees of the Board of Directors

         The Compensation Committee of the Board of Directors presently consists of Mr. Brenner, Ms. Mackie and Mr. Smith. The Compensation Committee makes recommendations to the Board of Directors concerning salaries and incentive compensation for our officers and employees other than our Chief Executive Officer, whose compensation is determined by the Board of Directors after consultation with the Compensation Committee. The Audit Committee of the Board of Directors presently consists of Mr. Flatley, Mr. Kermes and Mr. MacDonald. The Audit Committee reviews our financial statements and accounting practices, makes recommendations to the Board of Directors regarding the selection of independent auditors and reviews the results and scope of all audits and other services provided by our independent auditors. The Nominating

Committee of the Board of Directors presently consists of Mr. Flatley, Mr. MacDonald and Mr. Smith.

Compensation Committee Interlocks and Insider Participation

         Mr. Brenner, Ms. Mackie and Mr. Smith, the members of our Compensation Committee, have not been, at any time since our formation, an officer or employee of ours. In addition, none of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee. Cedar Capital Investors, an entity owned and controlled by Mr. Brenner, provided certain financial consulting services to us immediately following our formation and up to the completion of our private placement of common stock in 1997. As consideration for such services, we reimbursed Cedar Capital's out-of-pocket expenses and granted Cedar Capital an option to purchase 1,154 shares of common stock at an exercise price of $.052 per share. Ms. Mackie, who is currently co-leading the merger integration process for Glaxo SmithKline, was originally nominated to serve on the Board of Directors by SmithKline Beecham Corporation pursuant to the terms of a stockholders' agreement by and among us and our stockholders and warrantholders prior to the offering. Mr. Smith, who served as a Vice Chairman of Spencer Trask Securities Incorporated until August 1998, was nominated to serve on the Board of Directors by Spencer Trask Securities and was formerly a partner in Exigent Partners L.P. See "--Agreement Relating to Election of Directors" and "Certain Transactions."

Executive Compensation

         The following table sets forth information regarding compensation awarded to, earned by, or paid to our Chief Executive Officer and executive officers whose salary and bonus exceeded $100,000 for all services rendered to us during the years ended December 31, 1997, 1998 and 1999. No executive officer who would otherwise have been includable in such table on the basis of salary and bonus earned during the years ended December 31, 1997, 1998 and 1999 has resigned or otherwise terminated employment during such years.

                          Summary Compensation Table

                                                                                                   Long-Term
                                                                                 Annual           Compensation
                                                                              Compensation           Awards;
                                                                              ------------
                                                                                                   Securities
                                                                                                   Underlying      All Other
                Name and Principal Position                     Year        Salary     Bonus(1)      Options     Compensation(2)
                ---------------------------                     ----        ------     --------      -------     ---------------
W. Vickery Stoughton                                            1999       $ 211,788         --           --         $20,797
         Chairman of the Board of Directors and Chief           1998       $ 203,481         --        9,135         $20,797
         Executive Officer                                      1997       $ 195,281   $ 27,000      158,655         $20,547

Thomas H. Grove.                                                1999       $ 168,345         --           --         $ 8,603
         Executive Vice President--Research                     1998       $ 163,880         --        5,529         $ 8,603
         and Development                                        1997       $ 154,013   $ 25,000       79,327         $ 8,353

James R.Koch                                                    1999       $ 162,000         --        1,202         $ 5,000
         Chief Financial Officer, Treasurer                     1998       $  64,242         --       40,384         $15,000
         Executive Vice President

______________
(1)  Bonus earned in 1997 and paid in 1998.
(2) Includes $4,750 contributed under our 401(k) Plan for the benefit of each of Mr. Stoughton and Dr. Grove in 1997 and $5,000 for the benefit of each of Mr. Stoughton and Dr. Grove in 1998 and 1999. Also includes $15,797 and $3,603 of premiums paid for life insurance for Mr. Stoughton and Dr. Grove, in each year, respectively.

Stock Options Granted to Executive Officers During 1999

         The following table sets forth information regarding options for the purchase of common stock that were granted to certain executive officers during the year ended December 31, 1999:

                             Option Grants in 1999

                                        Number of     Percent of                                       Potential Realizable
                                         Shares         Total                                            Value at Assumed
                                       Underlying      Options       Exercise or                        Annual Rates of Stock
                                         Options       Granted       Base Price                       Price Appreciation for
                                         Granted     to Employees    Per Share       Expiration           Option Term (4)
                                                                                                          ---------------
                Name                       (1)       in 1999 (2)        (3)             Date             5%            10%
                ----                       ---       -----------        ---             ----             --            ---
James R. Koch.....................        1,202          1.4%          $ 8.01         01/10/09         $ 6,055      $ 15,345

___________
(1) All options were granted before our initial public offering and were under our 1996 Incentive and Non-Qualified Stock Option Plan. The listed grant vested or will vest 20% on December 31, 1999, 2000, 2001, 2002 and 2003.

(2) Based on an aggregate of 84,202 shares of common stock underlying options granted to employees in 1999.

(3) Options were granted at fair market value, as determined by our Board of Directors, based on all factors available to them on the date of grant. These factors included our history and prospects, as well as the history and prospects of our industry, an assessment of our past and present operations and financial performance, the prospects for our future earnings, the present state of our development, the possibility at the time of an initial public offering by us and market prices of publicly traded common stocks of comparable companies in recent periods.

(4) Assumes stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date, as mandated by the rules of the Securities and Exchange Commission, and does not represent our estimate or projection of the future appreciation of our stock price. Actual gains, if any, on stock option exercises and common stock holdings, are dependent upon the timing of such exercise and the future performance of the common stock and may be greater or less than the potential realizable value set forth in the table.

         The following table sets forth certain information regarding options held as of December 31, 1999 by certain executive officers. None of such executive officers exercised options during the year ended December 31, 1999.

                         Fiscal Year-End Option Values

                                                                       Number of Shares               Value of Unexercised
                                                                    Underlying Unexercised          In-The-Money Options at
                                                                  Options at Fiscal Year-End          Fiscal Year-End (1)
                                                                  --------------------------          -------------------
                             Name                               Exercisable      Unexercisable    Exercisable    Unexercisable
                             -----                              ------------     -------------    -----------    -------------
W. Vickery Stoughton........................................       157,403          10,387          $678,692        $30,596
Dr. Thomas H. Grove.........................................        79,085           5,771          $353,463        $18,382
James R. Koch...............................................        36,265           5,321          $108,133        $14,709

__________
(1) The value of the underlying securities is based on the $9.75 per share closing price of the Company's common stock on December 31,1999 (the last trading day in 1999), minus the applicable per share exercise price.

Employment Agreements

         We are party to employment agreements with each of Mr. Stoughton, Dr. Grove and Mr. Koch. On the anniversary date of each employment agreement, the agreement is automatically extended for three-year rolling terms unless either party, at least 60 days prior to the annual extension date, gives notice that the employment agreement shall not be extended or otherwise terminates the agreement. Mr. Stoughton, Dr. Grove and Mr. Koch may resign upon 90 days notice to us. Under the employment agreements, each of Mr. Stoughton, Dr. Grove or Mr. Koch will be entitled to have his base salary, bonus and stock options continue to accrue through the end of the then current term if he is terminated without cause, or becomes disabled. "Cause" includes disloyalty, dishonesty, fraud, conviction of a felony or the disclosure of confidential information. He will also be entitled to such amounts if he terminates his employment agreement as a result of a reduction in his duties, our breach of the employment agreement or a transaction resulting in our sale. The employment agreements prohibit Mr. Stoughton, Dr. Grove and Mr. Koch from engaging in the point-of-care diagnostics business during the term of such employment agreements. However, if we terminate employment without cause or if the employee terminates his employment following our breach of the agreement or because of a change of control, the non-compete clause terminates.

         Under their respective employment agreements, Mr. Stoughton serves as our Chairman of the Board of Directors and Chief Executive Officer, and currently earns an annual base salary of $260,000, Dr. Grove serves as Executive Vice President--Research and Development, and currently earns an annual base salary of $200,000, and Mr. Koch serves as our Chief Financial Officer, Treasurer and Executive Vice President, and currently earns an annual base salary of $200,000. In addition, Mr. Koch received a $15,000 relocation allowance in connection with entering into his employment agreement. At the discretion of our Board of Directors, an annual bonus may be paid to Mr. Stoughton, Dr. Grove and Mr. Koch. In each case, we may agree to future raises and other compensation for each of Mr. Stoughton, Dr. Grove and Mr. Koch. In addition, Mr. Stoughton, Dr. Grove and Mr. Koch are eligible to receive stock options pursuant to the 1996 Incentive and Non-Qualified Stock Option Plan, the 1996 Key Executive Stock Option Plan and the 1998 Incentive and Non-Qualified Stock Option Plan. Such executive officers are also entitled to reimbursement for certain travel and entertainment expenses incurred in connection with the performance of their duties.

Stock Option Plans

         We currently have four stock option plans in place: the 1996 Incentive and Non-Qualified Stock Option Plan, the 1996 Key Executive Stock Option Plan, the 1998 Incentive and Non-Qualified Stock Option Plan and the 1998 Director Stock Option Plan. These plans provide for the grant of stock options to purchase up to 1,201,923 shares of common stock. As of April 13, 2000, we have granted options to purchase 604,185 shares of common stock under these plans. Of these, options to purchase 585,316 shares are outstanding. The weighted average exercise price of options outstanding under the plans is $6.46. As of April 13, 2000, we have granted Mr. Stoughton, Dr. Grove, Mr. Koch, Dr. Asarch, and Dr. Valentekovich options to purchase 187,790, 94,856, 51,586, 26,875 and 13,269 shares of common stock, respectively, at a weighted average exercise price of $5.69. We have also granted options to purchase an aggregate of 30,282 shares of common stock to non-employee directors for their service as directors. We may grant options to purchase 597,738 shares of common stock in the future under the Plans.

         The purpose of our stock option plans is to promote our long-term growth and profitability by providing key personnel with incentives to improve stockholder value and to contribute to our growth and financial success. The 1996 Key Executive and Incentive and Non-Qualified Stock Option Plans have been exhausted. All future grants will be under the 1998 Incentive and Non-Qualified Stock Option Plan and 1998 Director Plan. Options may be awarded under the 1998 Incentive and Non-Qualified Stock Opton Plan to our executive officers, employees and consultants. Only non-employee directors are eligible for awards under the 1998 Director Stock Option Plan.

         Our option plans are administered by our Board of Directors or a committee of the Board. They decide the types of options to be granted, the number of shares to be covered, the exercise price of each stock option, the expiration date of each stock option, the vesting schedule and any other material provisions.

         Non-employee directors have received automatic, fully-vested option grants under the 1996 Incentive and Non-Qualified Stock Option Plan. Each year, we automatically grant each non-employee director an option to purchase 2,000 shares of common stock under the 1998 Director Stock Option Plan. Director options always have a fair market value exercise price. Such options vest at the end of the year of service as a director to which the option relates. All director options under the 1998 Director Stock Option Plan generally will be exercisable for a period of five years.

         Option grants to our employees may take the form of either incentive stock options, which are intended to qualify for preferential tax treatment under Section 422 of the Internal Revenue Code, or non-qualified stock options, which do not qualify for such treatment. Directors may receive only non-qualified stock options. The exercise price of an incentive stock option generally must not be less than the fair market value of the common stock on the date the option is granted. The exercise price of a non-qualified stock option will be stated in the option agreement governing the non-qualified stock option and is not required by the option plans to be the fair market value of the common stock on the date the option is granted.

         In the event of any stock dividend, stock split, reverse stock split, recapitalization or reclassification, involving us, appropriate proportional adjustments will be made in the number of shares reserved for issuance under the option plans, and the number, kind and price of shares covered by outstanding grants. The option plans also provide for the ability of the Board of Directors or a committee to accelerate the exercise date of any options granted thereunder. Options may not be exercised more than 10 years after the date of grant. In some cases, shorter periods apply. Shares underlying options that lapse or expire are returned to the pool of shares available under the plans. Grants under any option plan may only be made during the 10 year period after the plan's adoption.

         Our stock option plans may be amended by the Board of Directors so long as such amendment does not change the terms of any outstanding option without the affected optionee's consent or increase the number of shares that are the subject of the plans.

Employee Stock Purchase Plan

         Our Board of Directors adopted an Employee Stock Purchase Plan in November 1998. This plan qualifies as an employee stock purchase plan under Internal Revenue Code Section 423 and became effective upon completion of our initial public offering. It allows employees to purchase, in the aggregate, up to 150,000 shares of our common stock at a discount through payroll deductions. To date, 6,341 of such shares have been purchased. The purchase price per share offered under the Employee Stock Purchase Plan became 85% of the lesser of the fair market value per share of common stock on the first or last trading day of the quarter. Stock purchased will not be subject to taxes until sold. The plan is designed to encourage and facilitate the purchase of common stock by our employees and thereby to provide our employees with both a personal stake in our business and a long range inducement to remain our employee. Each of our full-time employees is eligible to participate in the Employee Stock Purchase Plan.

         The number and price of shares of common stock available for purchase under the plan is subject to adjustment in the event the outstanding shares of common stock are increased or decreased through stock dividends, recapitalizations, reorganizations or similar changes. The plan is to be administered by our Board of Directors or a committee of the Board of Directors.

         All funds we hold or receive under the Employee Stock Purchase Plan may be used for any corporate purpose until applied to the purchase of shares of common stock or refunded to employees and will not be segregated from our general assets. We will pay all fees and expenses incurred (excluding individual federal, state, local or other taxes) in connection with the Employee Stock Purchase Plan.

         Unless stockholder approval is required by law, the Board of Directors or a committee of the Board of Directors has the right to amend, modify or terminate the Employee Stock Purchase Plan at any time without notice, provided that no employee's then existing rights are adversely affected without his or her consent.

401(k) Plan

         We have a 401(k) Salary Reduction Plan and Trust for eligible employees. Eligible employees may contribute up to 15% of their current compensation, up to a statutorily prescribed annual limit, to the 401(k) plan. Each participant is fully-vested in his or her deferred salary contributions. A participant's contributions are held in trust and invested pursuant to his or her directions from among 20 or more investment funds made available under the 401(k) plan. We may make matching contributions of 50% of each participant's deferred salary contributions, up to a maximum of 4% of such participant's compensation. Our matching contributions vest after a participant has completed three years of service with us, or earlier upon attainment of age 55, death while in service, retirement for disability or termination of the 401(k) plan. Payment of 401(k) plan benefits are made in a single lump-sum payment. Distribution of a participant's vested interest in his or her account generally occurs after a participant's termination of employment for any reason, including retirement, death or disability.

                            PRINCIPAL STOCKHOLDERS

         The following table sets forth certain information regarding the beneficial ownership of common stock as of April 13, 2000, by (1) each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our outstanding common stock, (2) each of our directors, (3) each of our executive officers and (4) all of our executive officers and directors as a group.

         The number of shares of common stock actually owned by each principal stockholder is listed in Column A, entitled "Shares of common stock." In addition, each principal stockholder is deemed to be the beneficial owner of common stock that such stockholder can acquire upon the exercise of warrants or options on or within 60 days after April 13, 2000. These option and warrant shares are listed separately in Column B, entitled "Shares Underlying Options/Warrants." The total of these two columns is then set forth in Column C. Each principal stockholder's maximum potential percentage ownership is in Column
D. Unless otherwise noted, we believe that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them.

                                                                                              (C)
                                                         (A)              (B)                Total               (D)
                                                      Shares of         Shares       Beneficial Ownership       Total
                                                       Common         Underlying        (Column A plus        Percentage
             Name of Beneficial Owner                  Stock       Options/Warrants        Column B)            Owned
             -------------------------                 ------      -----------------       ---------            -----
Kevin Kimberlin..................................    765,891(1)       336,349(2)           1,102,240            12.1%
   c/o Spencer Trask Securities Incorporated
   535 Madison Avenue, 18th Floor

   New York, New York 10022
SmithKline Beecham Corporation...................    229,808          561,122(3)             790,930             8.5%
   One Franklin Plaza
   Philadelphia, Pennsylvania 19101
W. Vickery Stoughton.............................    285,005          161,405                446,410             5.0%
   c/o Careside, Inc.
   6100 Bristol Parkway
   Culver City, California 90230
Dr. Thomas H. Grove..............................    205,294           81,087                286,381             3.2%
   c/o Careside, Inc.
   6100 Bristol Parkway
   Culver City, California 90230
Philip B. Smith..................................     94,314(4)       115,260(5)             209,574             2.4%
James R. Koch....................................        338           38,506                 38,844              *
William F. Flatley...............................     15,470            6,490                 21,962              *
Anthony P. Brenner...............................     10,769            6,490                 17,260              *
Kenneth Kermes...................................      2,959            4,326                  7,285              *
Diana Mackie.....................................      4,438             --                    4,438              *
C. Alan MacDonald................................       --              6,490                  6,490              *
All executive officers and directors as a group      617,434          421,204              1,038,638            11.3%
(9 persons)......................................

________________
  *    Represents less than 1% of our outstanding shares of common stock.
 (1) Includes 371,090 shares of common stock held by Oshkim Limited Partners, L.P., and 339,041 shares of common stock held by Kevin Kimberlin Partners, L.P., both of which are limited partnerships of which Mr. Kimberlin is the general partner, and 55,760 shares of common stock held by Spencer Trask Securities Incorporated of which Mr. Kimberlin is Chairman and exercises voting control.
 (2) Includes 20,517 shares of common stock issuable upon the exercise of warrants held by Oshkim Limited Partners, L.P., and 38,095 shares of common stock issuable upon the exercise of warrants held by Kevin Kimberlin Partners, L.P. Also includes 277,737 shares of common stock issuable upon the exercise of warrants owned by Spencer Trask Securities Incorporated of which Mr. Kimberlin is Chairman and exercises voting control. See "Certain Transactions--Financing Activities."
 (3) Includes 325,828 shares of common stock underlying shares of Series A Convertible Preferred Stock, and underlying warrants which will be received if the Series A Convertible Preferred Stock is converted, owned by S.R. One, Limited, an affiliate of SmithKline Beecham Corporation. Also includes 235,294 shares of common stock issuable upon exercise of bridge loan warrants owned by S.R. One, Limited.
 (4) Includes 50,952 shares of common stock owned by Private Equity Partnership, of which Mr. Smith is the general partner.
 (5) Includes 108,771 shares of common stock issuable upon exercise of warrants held by Private Equity Partnership.

                             CERTAIN TRANSACTIONS

         SmithKline Beecham

         In July 1996, we entered into a letter of intent with SmithKline Beecham Corporation and SmithKline Beecham Diagnostics Systems Co., an affiliate of SmithKline Beecham Corporation, with respect to their point-of-care development program. Pursuant to that letter of intent, SmithKline Beecham Corporation supported the point-of-care development program by funding $1.8 million of the program's operating expenses for the transition period from July 1, 1996 through October 31, 1996. This funding has been reflected in the Statement of Operations of the predecessor business for the ten months ended October 31, 1996. Pursuant to an asset purchase agreement, SmithKline Beecham Diagnostics Systems Co. and SmithKline Beecham Clinical Laboratories, Inc., sold us certain fixed and intangible assets used in connection with the point-of-care development program. As consideration for the purchase of the assets, we issued to SmithKline Beecham Diagnostics Systems Co. 5% of our total common stock outstanding at that time. This stock was later transferred to SmithKline Beecham Corporation. Ms. Mackie, currently co-leader of the merger integration process for Glaxo SmithKline, has served as one of our directors since February 1997 as a representative of SmithKline Beecham Corporation. SmithKline Beecham Corporation is one of our significant stockholders.

         In addition to the operating funding provided during the transition period, SmithKline Beecham Corporation made available to us a $1.0 million credit facility at an interest rate of 8% per annum. We used the $1.0 million to fund research and development and to establish our production facility by funding capital purchases, rental payments for our facilities in Culver City, California and operating expenses. In January 1997, the SmithKline Beecham Corporation credit facility was converted into an additional 2% of our outstanding common stock simultaneously with the initial closing of our 1997 private placement of common stock.

         Simultaneously with the closing of the asset purchase, we entered into a distribution and supply agreement with SmithKline Beecham Clinical Laboratories, Inc. which gave SBCL, an exclusive right, as a commercial laboratory, to use and domestically distribute the Careside system within the commercial laboratory industry and the non-exclusive rights to sell the Careside system to hospitals and healthcare systems, other health care providers, managed care organizations and insurers. The agreement also obligated SBCL, upon FDA clearance or exemption of 25 specified tests, to purchase a minimum number of Careside Analyzers and test cartridges from us for the first five years following such FDA action. This contract went through an amendment in early 1999 and we were in discussions about contract initiation at the time SBCL was sold to Quest Diagnostics. During the summer of 1999, discussions with Quest Diagnostics were deferred as the Quest/SBCL merger and consolidation planning took precedence over our contract negotiations. Furthermore, Quest Diagnostics had not put into place the organization and authority to deal with our contract until late December 1999. In January 2000, we reopened contract discussions with Quest Diagnostics management. Those discussions are continuing. It is too early to determine whether Quest Diagnostics will see the same opportunity that SBCL envisioned, and we expect these discussions to continue for a number of months before a final decision is made.

         Under the distribution and supply agreement, SBCL, until December 31, 2000 or any earlier termination of the agreement, is to supply us with clinical samples to enable us to validate tests for our research and development of point-of-care products. We are to bear the cost of retrieving and transporting the samples and conducting our comparative validation tests.

         Under our distribution and supply agreement with SBCL, all intellectual property rights to patents, trademarks or otherwise which are associated with the marketing and development of point-of-care products remain with us although we are to share rights and responsibilities with SBCL in the protection of these rights.

         Financing Activities

         On December 2, 1996, in connection with the establishment of a $1 million working capital facility, we issued 557,601 shares of common stock to Exigent Partners, L.P. for an aggregate purchase price of $98,995. The working capital facility was arranged by Exigent Partners, L.P. to be provided to us in the form of a $1.0 million irrevocable letter of credit from Citibank, N.A., secured by pledges of cash or cash equivalents by Exigent Partners, L.P. The general partner of Exigent Partners, L.P. was Kevin Kimberlin, an affiliate of Spencer Trask Securities Incorporated and one of our principal stockholders, and the limited partners were Mr. Stoughton and Dr. Grove, two of our executive officers and directors, and Mr. Smith, one of our directors. Of the 557,601 shares of common stock issued to Exigent Partners, L.P., Mr. Kimberlin took beneficial ownership of 426,850 shares of common stock, and Mr. Stoughton and Dr. Grove took beneficial ownership of 36,802 and 18,958 shares of common stock, respectively. We repaid all funds drawn under the facility and the letter of credit, both of which have since terminated. Exigent Partners, L.P. was dissolved and each of its partners received a pro rata distribution of shares of common stock. See "Principal Stockholders."

         In 1997 and 1998, we undertook two private placements of our common stock, both of which were completed through Spencer Trask Securities Incorporated. Spencer Trask received approximately $2.5 million in commissions and expenses from the private placements, which generated aggregate net proceeds to us of $19.0 million. Affiliates of Spencer Trask, including its employees, received warrants to purchase 384,615 shares of common stock at $5.20 per share in the 1997 private placement and warrants to purchase 340,237 shares of common stock at $6.76 per share in the 1998 private placement. Warrants issued in connection with both private placements will expire in June of 2002.

         As partial consideration for its services in the 1997 private placement, Spencer Trask was granted a right of first refusal to act as underwriter or agent for any proposed public offering or any private placement of our securities. Spencer Trask was also granted the right to purchase securities in any such offering in which purchasers in the 1997 private placement are entitled to preemptive rights under the stockholders' agreement or in any sale of common stock by the former partners of Exigent Partners.

         At the first closing of the 1997 private placement, we entered into an investment banking agreement with Spencer Trask pursuant to which Spencer Trask will receive a percentage, ranging from seven percent to two and one-half percent, depending upon the size of the transaction involved, of the consideration involved in any transaction we undertake with a person introduced to us by Spencer Trask in the five years ending March 2002. The agreement also provides for Spencer Trask, subject to certain terms and conditions, to act as our exclusive representative in advising us with respect to executive compensation benefits, insurance and retirement planning, providing us with certain investment banking services and addressing our cash management needs. Spencer Trask has waived all such rights relating to investment banking services.

         In connection with the 1997 and 1998 private placements, we entered into a stockholders' agreement with each of our stockholders and warrantholders. The stockholders' agreement included preemptive rights and provided for the nomination and election of each of our current directors including Ms. Diana Mackie. The stockholders' agreement terminated by its terms upon completion of our initial public offering. See "Management-Agreement Relating to Election of Directors."

         In December 1997, Cedar Capital Investors, an entity owned and controlled by Anthony P. Brenner, one of our directors, provided certain financial consulting services to us in connection with the 1998 private placement. In consideration for providing such services, Cedar Capital Investors was reimbursed $6,651 for out-of-pocket expenses and received options to purchase 1,154 shares of common stock at an exercise price of $.052 per share. These options were exercised in the first quarter of 2000.

         In July 1998, in connection with the relocation of James R. Koch, our Chief Financial Officer, Treasurer and Executive Vice President, as well as one of our directors, from Texas to the Los Angeles area in August 1998, we provided a bridge loan to Mr. Koch, pursuant to a promissory note executed in our favor by Mr. Koch, in the aggregate principal amount of $125,000. The bridge loan, which was subject to an interest rate of 7.5% per annum, was paid in full by Mr. Koch on September 21, 1998. As of that date, an aggregate of $125,911 in principal and interest was owing under the promissory note.

         In December 1998, we entered into a bridge financing with S.R. One, Limited, a business trust controlled by SmithKline Beecham Corporation. For consideration of $3.0 million cash, we issued S.R. One a $3.0 million note payable bearing interest at 8%. In April 1999, S.R. One agreed to convert $1 million of the $3 million loan, together with accrued interest on the $1 million, upon consummation of our initial public offering, into shares of Series A Convertible Preferred Stock. 162,914 shares of Series A Convertible Preferred Stock were issued to S.R. One upon the conversion of the loan on June 16, 1999. The conversion price was $6.375, which is 85% of the initial public offering price per unit. Each share of Series A Convertible Preferred Stock is in turn immediately convertible, at the option of the holder, into one share of our common stock and one warrant to purchase an additional share of our common stock. All accrued and unpaid dividends with respect to shares of Series A Convertible Preferred Stock that are converted by S.R. One will be converted into shares of common stock and warrants at $7.50 per share. The exercise price and other terms of the warrant received on the conversion of the the Series A Convertible Preferred Stock will be the same as the warrants sold in our initial public offering. The remaining $2 million of the loan will mature in April 2000. The annual interest rate on the remaining $2 million increased to

10% on July 1, 1999. Since the remainder of the bridge loan was not repaid by December 1, 1999, S.R. One has the option to convert all or any portion of the remaining loan, plus accrued interest thereon, into shares of Series A Convertible Preferred Stock. This Series A Convertible Preferred Stock will be issued to S.R. One on the same basis as the Series A Convertible Preferred Stock that was issued to S.R. One as part of the $1 million conversion. As of March 31, 2000, principal and interest owed to S.R. One, Limited was $2,226,520. Conversion of that amount would result in additional Series A Preferred shares representing 349,258 shares of common stock, assuming exercise of all warrants issuable on conversion of such Series A Preferred Stock.

         In connection with the bridge financing, we issued a warrant to S.R., One. The bridge warrant is exercisable for 235,294 shares of common stock. The warrant has an exercise price of $6.375. The warrant is currently exercisable and will expire June 16, 2003.

         In June 1999, we completed our initial public offering of 2,000,000 units, comprised of one share of our common stock and one warrant to purchase an additional share of our common stock. Our publicly traded common stock is listed on the American Stock Exchange under the tiSker symbol "CSA", and our publicly traded warrants under the symbol "CSA. WS".

         In December 1999, we acquired Texas International Laboratories, Inc.
(TIL). TIL owned and marketed a proprietary hematology - testing device that we have renamed the Careside H-2000. In connection with this acquisition, we issued 521,739 shares of our common stock. For additional information on the TIL acqusition, see "Business - General."

         In March 2000, we completed a private placement of 1,184,091 shares of our common stock at $8.77 per share, raising a gross amount of $10.4 million. Expenses of this transaction were approximately $840,000. Purchasers of those privately placed shares also received contingent warrants to purchase 142,091 shares of our common stock if the closing price of our common stock on the American Stock Exchange falls below $7.50 per share for 15 consecutive days during the period from August 15, 2000 to November 15, 2000. Such warrants will expire on December 15, 2000. The Company intends to use the proceeds of the private placement to further support its sales and marketing programs, to build inventory and provide working capital, and to support further product development. The Company may also use a portion of the proceeds to repay the remaining $2 million balance on the convertible loan from S.R. One, Limited, if the loan is not converted to equity.

         We consider the terms of all of the above-referenced transactions to be at arm's length and reasonably equivalent to terms we could have obtained through negotiations with unaffiliated third parties under similar economic conditions. Any transactions undertaken in the future, including loans, we enter into with any of our officers, directors and principal stockholders or their affiliates, will be approved by a majority of the entire Board of Directors, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties. See "Description of Capital Stock--Takeover Protection and Certain Charter and By-Law Provisions."

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of (1) 50,000,000 shares of common stock, $.01 par value per share, and (2) 5,000,000 shares of preferred stock, $.01 par value per share, of which there are 8,797,665 shares of common stock and 162,914 shares of Series A Convertible Preferred Stock outstanding. The following description of our capital stock is a summary and is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation and Amended (including the Certificate of Designations for our Series A Convertible Preferred Stock) and Restated By-Laws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Units

     Each unit sold in our initial public offering consisted of one share of common stock and one warrant to purchase an additional share of common stock. The units automatically separated on July 16, 1999, 30 days from the date of our initial public offering. After that date, the common stock and warrants in the units began trading separately.

Common Stock

     The issued and outstanding shares of common stock are validly issued, fully paid and non-assessable. Each holder of shares of common stock is entitled to one vote for each share held of record and may not cumulate votes for election of directors. The shares are not entitled to preemptive rights under applicable law and will not be subject to redemption or assessment. Subject to the rights and preferences of the holders of any preferred stock outstanding in the future, upon our liquidation, dissolution or winding-up, the holders of shares of common stock will be entitled to receive, pro rata, our assets which are legally available for distribution to stockholders. In addition, subject to the rights and preferences of the holders of any preferred stock outstanding in the future, the holders of shares of common stock will be entitled to share ratably in dividends as, if and when declared by our Board of Directors. We do not anticipate that any dividends will be paid in the foreseeable future.

Series A Convertible Preferred Stock

     The Series A Convertible Preferred Stock has a stated value equal to $7.50 per share. There are 162,914 shares of Series A Convertible Preferred Stock outstanding. The Series A Convertible Preferred Stock will be preferred over common stock in dividends and has a liquidation preference over common stock equal to the stated value of the Series A Convertible Preferred Stock, plus all accrued and unpaid dividends on the Series A Convertible Preferred Stock. Each share of Series A Convertible Preferred Stock has one vote on all matters to be voted on by the holders of the common stock and will vote with the holders of the common stock as one voting group. The Series A Convertible Preferred Stock has the right to vote as a separate class pursuant to applicable law and on any action limiting the preferences or rights of the Series A Convertible Preferred Stock, reclassifying the common stock or any other capital stock ranking junior to the Series A Convertible Preferred Stock into any class of security ranking senior to or the same as the Series A Convertible Preferred Stock, or increasing the authorized number of shares of Series A Convertible Preferred Stock. The Series A Convertible Preferred Stock bears a cumulative dividend, which shall accrue if not declared by the Board of Directors, at an annual rate of 10% of stated value.

     Each share of Series A Convertible Preferred Stock is convertible at the option of the holder into one share of common stock and a warrant to purchase one additional share of common stock. All accrued and unpaid dividends with respect to shares of Series A Convertible Preferred Stock that are converted will be converted into units at $7.50 per share. The terms and conditions of the warrants received on conversion of Series A Convertible Preferred Stock, including its exercise price, are identical to the terms and conditions of the warrants sold in the offering.

     We have the right to redeem the Series A Convertible Preferred Stock at any time for a per share amount equal to the sum of (a) $7.50, (b) any accrued and unpaid dividends and (c) the greater of (i) $0.05 or (ii) the excess of the average five day closing price of a share of common stock over $9.00.

Undesignated Preferred Stock

     In addition to the common stock and the Series A Convertible Preferred Stock, we are, without further action by stockholders, also authorized to issue up to 4,837,086 shares of preferred stock. Our Board of Directors may determine the timing, series, designation, and number of shares of preferred stock to be issued, as well as the rights, preferences, and limitations of such shares, including those relating to voting power, redemption, conversion, dividend rights, and liquidation. The issuance of preferred stock could adversely affect the voting power of the holders of common stock or have the effect of deterring, delaying or preventing any attempt by a person, entity or group to obtain control of us. We have no current plans to issue any shares of preferred stock.

Publicly Traded Warrants

     Each warrant comprising part of the units sold in our initial public offering entitles the holder to purchase one share of common stock at an exercise price of $9.00. We may reduce the exercise price of the warrants for a period of at least 20 days. We must give holders of warrants at least 15 days' notice of such decrease, which notice may be in the form of a press release. The warrants will generally be exercisable at any time until June 16, 2004, unless earlier redeemed. The warrants are redeemable by us, in whole or in part pro rata from all warrant holders, at a price of $0.05 per warrant, upon 30 days' prior written notice, if the closing price defined in the warrant agreement, which we describe below, per share of common stock for the ten consecutive trading days immediately preceding the date of notice of redemption equals or exceeds $14.00. We may give more than one notice of redemption. If given, notices of redemption are required to be mailed by registered or certified mail to record holders of warrants. If we give notice of our intention to redeem, a holder will have the choice either to sell or exercise his or her warrants before the date specified in the redemption notice or to accept the redemption price. After the redemption date, there can be no exercise of the warrants that were the subject of the redemption.

     The public warrants were issued in registered form under a warrant agreement between us and American Stock Transfer & Trust Company, as warrant agent. The shares of common stock underlying the warrants, when issued upon exercise of a warrant, will be fully paid and nonassessable. We will pay any transfer tax incurred as a result of the issuance of common stock to the holder upon its exercise.

     The warrants contain provisions that protect the holders against dilution by adjustment of the exercise price. These adjustments will occur in the event of a merger, consolidation, sale or conveyance of all of the capital stock or substantially all of the assets of Careside, stock split or reverse stock split, stock dividend, capital reorganization or reclassification of our common stock. We have the option to issue fractional shares or cash for fractional shares upon the exercise of a warrant. The holder of a warrant will not, by reason of owning a warrant, possess any rights as our shareholder until he or she exercises the warrant.

     A warrant may be exercised upon surrender of the warrant certificate on or before the expiration or redemption date of the warrant at the offices of the warrant agent, with the form of "Election to Purchase" on the reverse side of the warrant certificate completed and executed as indicated, accompanied by payment of the exercise price (by certified or bank check payable to the order of Careside, Inc.) for the number of shares with respect to which the warrant is being exercised.

     For a holder to exercise the warrants, there must be a current registration statement in effect with the Securities and Exchange Commission and qualification in effect under applicable state securities laws (or applicable exemptions from state qualification requirements) with respect to the issuance of common stock or other securities underlying the warrants. We have agreed to use all commercially reasonable efforts to cause the registration statement, of which this prospectus forms a part, to remain effective in anticipation of and before the exercise of the warrants and take such other actions under the laws of various states as may be required to cause the sale of common stock or other securities upon exercise of warrants to be lawful. We will not be required to honor the exercise of warrants if, in the opinion of our Board of Directors, with the advice of counsel, the sale of securities upon exercise would be unlawful. If the common stock underlying the warrants are not registered under a current effective registration statement or qualified under applicable state securities laws and securities of the same class are listed on a securities exchange or there are at least two independent market makers for the securities of the same class, we may elect to redeem warrants submitted for exercise instead of obtaining registration and qualification. If we elect to redeem the warrants instead of obtaining registration, the redemption price of the warrants would be equal to the difference between the aggregate low asked price or closing price of the common stock underlying the warrants and the exercise price of the warrants.

     The foregoing discussion of material terms and provisions of the warrants is qualified in its entirety by reference to the detailed provisions of the warrant agreement, the form of which has been filed as an exhibit to the registration statement for our initial public offering.

     For the life of the warrants, the holders have the opportunity to profit from a rise in the market price of the common stock without assuming the risk of ownership of the shares of common stock underlying the warrants. The warrant holders may be expected to exercise their warrants at a time when we would, in all likelihood, be able to obtain any needed capital by an offering of common stock on terms more favorable than those provided for by the warrants. Furthermore, the terms on which we could obtain additional capital during the life of the warrants may be adversely affected by the existence of the warrants.

Representatives' Warrants

     Upon the completion of our initial public offering, 200,000 warrants were issued to the representatives of our underwriters entitling them to receive, upon due exercise on a cashless basis or for the payment of $9.00 per warrant as the exercise price, 200,000 shares of common stock and warrants to purchase an additional 200,000 shares of common stock for $9.00 per share. The underlying warrants have the same terms as the warrants sold as part of our initial public offering. The representatives' warrants will expire June 16, 2004 and will be exercisable commencing June 16, 2000. All numbers in this prospectus related to proceeds from the exercise of representatives' warrants assume the exercise price for these warrants is paid in cash.

Prior Warrants

     As of April 13, 2000, we had outstanding exercisable warrants to purchase 384,615 shares of common stock at $5.20 per share. These warrants were issued in connection with the 1997 private placement and will expire June 16, 2002. In addition, as of April 13, 2000, we had outstanding exercisable warrants to purchase 340,237 shares of common stock at $6.76 per share. These warrants were issued in connection with the 1998 private placement and will also expire June 16, 2002. Further, we issued a warrant to S.R. One, Limited in connection with the bridge financing. The bridge warrant is exercisable for 235,294 shares of common stock, which is equal to $1,500,000 divided by 85% of the initial public offering price per unit. The bridge warrant has an exercise price of $6.375, which is 85% of the initial public offering price per unit of $7.50. The bridge warrant will expire June 16, 2003.

March 2000 Private Placement

     In March 2000, we completed a private placement of 1,184,091 shares of our common stock at $8.77 per share, raising a gross amount of $10.4 million. Expenses of this transaction were approximately $840,000. Purchasers of those privately placed shares received contingent warrants to purchase 142,091 shares of our common stock at an exercise price of $.01 per share if the closing price of our common stock on the American Stock Exchange falls below $7.50 per share for 15 consecutive days during the period from August 15, 2000 to November 15, 2000. Such warrants will expire on December 15, 2000. In addition, our placement agent in this transaction, received warrants to purchase 101,305 shares of our common stock. These warrants expire in March 2005 and the exercise price is $8.77 per share. Upon exercise of its warrants, the placement agent also is entitled to exercise a contingent warrant for 12,156 shares. These contingent warrants have the same terms and conditions as the contingent warrants issued to the purchasers in the private placement.

Registration Rights

     Granted in Private Placements

     We granted investors in the 1997 and 1998 private placements of common stock demand and incidental registration rights. These include the right of the holders of a majority of the registrable shares to demand registration of their shares and the right of these investors to include their shares in other registrations of our equity securities, other than in connection with issuances under our benefit and other employee plans. We granted similar rights with respect to the shares underlying the warrants issued to Spencer Trask Securities Incorporated in connection with the 1997 and 1998 private placements. In addition, we agreed to effect a registration under the Securities Act for the resale of the common stock purchased by investors in the 1997 private placement automatically by December 16, 2000. We also agreed to effect a registration for the resale of the common stock purchased by investors in the 1998 private placement automatically by June 16,2000. This automatic registration may be delayed by Spencer Trask together with the underwriters of our initial public offering. If we fail to register the common stock underlying the shares in accordance with the terms of the agreements with the investors in the 1997 and 1998 private placements, we must either repurchase the shares at the fair market value or give investors the ability to elect a majority of our Board of Directors in order to provide liquidity. Pursuant to powers of attorney granted by many investors, and amendments and waivers to the registration agreements, our obligation to effect such registrations has been deferred until June 16, 2000.

     In connection with our acquisition of Texas International Laboratories, Inc. ("TIL") in December 1999, we granted to Yves LeBihan and Jean-Yves LeBihan demand and incidental registration rights for the registration under the Securities Act of the resale of any or all of the common stock received by them in the acquisition. The TIL shareholders have exercised their demand registration right, requiring the Company to use best efforts to register their 521,739 shares by June 16, 2000.

     We have also agreed to file a resale registration statement registering for resale under the Securities Act our common stock issued or issuable in connection with our March 2000 private placement.

     Granted to SmithKline

     We have also granted demand and incidental registration rights to SmithKline Beecham Corporation for the registration under the Securities Act of the resale of any or all of the common stock held by it. SmithKline has agreed not to make a demand until at least June 16, 2000. If we register an issuance of our equity securities, other than shares issuable under employee or other benefit plans, SmithKline may request that its shares be included in the registration.

     Granted to Management and Exigent Partners, L.P.

     Additionally, Messrs. Stoughton and Smith, Drs. Grove and Asarch and three of our employees and the former partners of Exigent Partners, L.P. have also been granted demand and incidental registration rights with respect to their common stock. The holders of a majority of all registrable securities owned by these stockholders may demand on two occasions registration for the resale of any or all of their shares. If we register an issuance of our equity securities, other than shares issuable under our employee or other benefit plans, these holders may request to include their shares in the registration.

     Granted to S.R. One

     In December 1998 in connection with the bridge financing and in April 1999 in connection with the conversion of a portion of the bridge loan into Series A Convertible Preferred Stock, we granted demand and incidental registration rights to S.R. One, Limited. S.R. One may demand that its shares of common stock purchased upon exercise of the bridge warrant, or the common stock and warrants issued on conversion of the Series A Convertible Preferred Stock, be registered under the Securities Act. S.R. One may make such demand anytime until June 16, 2002. S.R. One has the same incidental registration rights as SmithKline, described above.

     Granted to Representative

     Pursuant to a warrant agreement that we entered into with Paulson Investment Company, Inc., on behalf of each of the representatives of the underwriters in our initial public offering, we agreed to maintain an effective registration statement with respect to the issuance of the common stock and warrants issued to our underwriters' representatives, if necessary, to allow their public resale without restriction, at all times during the period in which the representatives' warrants are exercisable, beginning June 16, 2000. The representatives' warrants, as well as the shares of common stock and warrants issuable upon exercise of the representatives' warrants, are being registered on the registration statement of which this prospectus is a part. We will cause the registration statement to remain effective until the earlier of the time that all of the representatives' warrants have been exercised and June 16, 2004. All expenses incurred in connection with the registration of the shares of common stock and warrants included in the units issuable upon the exercise of the representatives' warrants will be borne by us. Under the warrant agreement, the parties will also be bound by standard indemnification and contribution provisions with respect to the registration of the warrant shares issuable upon the exercise of the representatives' warrants.

     General

     As of April 13, 2000, there were 6,791,324 shares of common stock outstanding, and 1,541,526 shares of common stock underlying warrants and Series A Convertible Preferred Stock, subject to registration rights. In connection with our initial public offering, certain of the holders of securities with registration rights signed either a Lock-Up Agreement or a letter agreement and waiver, whereby each such signatory agreed, among other things, not to exercise any demand or piggyback registration rights prior to June 16, 2000. We will pay for all expenses incurred in connection with these registrations, other than underwriting discounts and commissions. The registration agreements also provide for customary indemnification and contribution provisions involving the participants in any registration effected pursuant thereto. The foregoing is only a summary of certain of the terms and conditions of the registration rights agreements involving such parties. Copies of the actual agreements have been filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part.

Certain Federal Income Tax Considerations

     The following discussion sets forth the material federal income tax consequences, under current law, relating to the exercise of our warrants and the sale of our common stock and warrants. The discussion is a summary and does not purport to deal with all aspects of federal taxation that may be applicable to an investor, nor does it consider specific facts and circumstances that may be relevant to a particular investor's tax position. Some holders, such as dealers in securities, insurance companies, tax exempt organizations, foreign persons and those holding common stock or warrants as part of a straddle or hedge transaction, may be subject to special rules that are not addressed in this discussion. This discussion is based only on current provisions of the Internal Revenue Code of 1986, as amended, and on administrative and judicial interpretations as of the date hereof, all of which are subject to change. You should consult your own tax advisor as to the specific tax consequences to you of this offering, including the applicability of federal, state, local and foreign tax laws.

     Exercise or Sale of Warrants

     No gain or loss will be recognized by a holder of a warrant on the purchase of shares of common stock for cash on an exercise of a warrant, except that gain will be recognized to the extent cash is received in lieu of fractional shares. The tax basis of common stock received upon exercise of a warrant will equal the sum of the holder's tax basis for the exercised warrant and the exercise price. The holding period of the common stock acquired will begin on the date the warrant is exercised and the common stock is purchased. It does not include the period during which the warrant was held.

     Gain or loss from the sale or other disposition of a warrant will be capital gain or loss to its holder if the common stock to which the warrant relates would have been a capital asset in the hands of such holder. This capital gain or loss will be long-term capital gain or loss if the holder has held the warrant for more than one year at the time of the sale, disposition or lapse. On the redemption of a warrant by us, the holder generally will realize capital gain or loss. Individuals generally have a maximum federal income tax of 20% on long term capital gains. The deduction of capital losses is subject to limitations.

     Sale of Common Stock

     A holder's sale of common stock which is not in connection with a tax free reorganization of Careside will result in the recognition of gain or loss to the holder in an amount equal to the difference between the amount realized and such holder's tax basis in the common stock. If the common stock constitutes a capital asset in the hands of the holder, gain or loss upon the sale of the common stock will be characterized as long-term or short-term capital gain or loss, depending on whether the common stock has been held for more than one year. Individuals generally have a maximum federal income tax of 20% on long term capital gains. The deduction of capital losses is subject to limitations.

     Expiration of Warrants Without Exercise

     If a holder of a warrant allows it to expire without exercise, the expiration will be treated as a sale or exchange of the warrant on the expiration date. The holder will have a loss equal to the amount of such holder's tax basis in the lapsed warrant. If the warrant constitutes a capital asset in the hands of the holder, the loss will be characterized as long-term or short-term capital loss, depending on whether the warrant was held for more than one year. The deduction of capital losses is subject to limitations.

Takeover Protection and Certain Charter and By-Law Provisions

     Certain provisions of the Delaware General Corporation Law (the "DGCL"), our Amended and Restated Certificate of Incorporation (the "Charter") our Amended and Restated By-Laws (the "By-Laws") and our stock option plans may have an anti-takeover effect and may delay, deter or prevent a tender offer, proxy contest or other takeover attempt. This may be true even in circumstances where a takeover attempt might result in payment of a premium over market price for shares held by stockholders.

     We are subject to Section 203 of the DGCL. Section 203 prohibits, subject to certain exceptions, a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder. A business combination includes mergers, asset sales and other transactions that may result in a financial benefit to stockholders. A person will be deemed an interested stockholder triggering this protection if the person together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of our outstanding voting stock. There are three exceptions to these provisions. First, if our Board of Directors gives prior approval to either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder then the restrictions do not apply. Second, the restrictions will not apply if, upon the consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of our outstanding voting stock. Finally, the restrictions will not apply if, at the time of or following the consummation of the transaction in which the stockholder became an interested stockholder, our Board of Directors approves the business combination and stockholders holding at least 66-2/3% of our outstanding voting stock not owned by the interested stockholder authorize the business combination.

     Our Board of Directors is divided into three classes of directors each containing three directors. Directors within each class serve three-year terms. Approximately one-third of the directors will sit for election at each annual meeting of our stockholders. All directors elected to our classified Board of Directors serve until the election and qualification of their successors or their earlier resignation or removal. The Board of Directors may create new directorships and fill such positions so created. In addition, the Board of Directors or its remaining members, even though less than a quorum may fill vacancies on the Board of Directors occurring for any reason until the next annual election of directors. Members of the Board of Directors may only be removed for cause. These provisions may have the effect of deterring or delaying any attempt by any group to obtain control of us by a proxy contest. For example, a third party would be required to have its nominees elected at two separate annual meetings in order to elect a majority of the members of the Board of Directors.

     We may issue 4,837,086 shares of undesignated preferred stock. Under certain circumstances, the issuance of preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of our stock.

     Our Charter provides that any action required or permitted to be taken by our stockholders may be effected only at an annual or special meeting of stockholders. Such action will not be permitted to be taken by written consent in lieu of a meeting. Our Charter and the By-Laws also provide that special meetings of stockholders may only be called by a majority of our Board of Directors, our Chairman or our Chief Executive Officer. Stockholders will not be permitted to call a special meeting or to require that our Board of Directors call a special meeting of stockholders.

     Our Charter provides that any director or the entire Board of Directors may be removed only for cause and only upon the affirmative vote of holders of 80% or more of the outstanding shares of our capital stock. Further, our Charter provides that the amendment of this provision for removing directors for cause may only be amended by the affirmative vote of at least 75% of the voting power of all the then outstanding shares of our capital stock voting together as a single class.

     Our By-Laws establish an advance notice procedure for nomination, other than by or at the direction of our Board of Directors, of candidates for election as directors. Advance notice procedures also exist for other stockholder proposals to be considered at annual or special meetings of stockholders. In general, we must receive notice of intent to nominate a director or raise business at an annual meeting not less than 60 nor more than 90 days prior to the scheduled annual meeting. In the case of a special meeting called for the purpose of electing directors, such notice of intent must be received not later than the close of business on the fifth day following the day on which notice of the date of the meeting was mailed. Such notice of intent must contain certain specified information concerning the person to be nominated or the matter to be brought before the meeting.

     In addition, our By-Laws allow our Board of Directors to increase the number of directors from time to time although a decrease in the number of directors may not have the effect of shortening the term of any incumbent director. Our By-Laws also grant the Board of Directors the authority to fill any vacancies on the Board of Directors, including vacancies resulting from an increase in the number of directors. Our Charter states that our By-Laws may be amended by the stockholders only by the vote of not less than 80% of the outstanding shares of stock entitled to vote upon the election of directors.

     The provisions of the Charter and the By-Laws summarized in the preceding paragraphs may have the effect of delaying, deferring or preventing a non-negotiated merger or other business combination involving us. These provisions are intended to encourage any person interested in acquiring us to negotiate with and obtain the approval of our Board of Directors in connection with the transaction. Certain of these provisions may, however, discourage our future acquisition in a transaction not approved by our Board of Directors in which stockholders might receive an attractive value for their shares or that a substantial number or even a majority of our stockholders might believe to be in their best interest. As a result, stockholders who desire to participate in such a transaction may not have the opportunity to do so. Such provisions could also discourage bids for our common stock at a premium, as well as create a depressive effect on the market price of our common stock. See "Risk Factors--Statute, Charter and By-laws May Delay or Prevent Acquisition of Careside."

     Our stock option plans, in certain circumstances, allow our Board of Directors or a committee thereof to accelerate the vesting or exercise date of any options granted thereunder. The ability to accelerate the vesting or exercise date of options could be utilized as a method of discouraging, delaying or preventing a change in control of our stock. See "Management--Stock Option Plans."

Transfer Agent and Registrar

     The transfer agent and registrar and warrant agent for our common stock and warrants is American Stock Transfer & Trust Company, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

     As of April 13, 2000, we had 8,797,665 shares of common stock outstanding. Of these shares, 2,006,341 shares of common stock have been registered and are freely tradable without restrictions or further registration under the Securities Act. 1,706,984 shares of common stock are being registered on this registration statement and will be freely tradable without restrictions or further registration. The remaining 5,084,340 outstanding shares of common stock are restricted securities within the meaning of Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption from registration offered by Rule 144. As discussed in greater detail below, 4,942,727 of the 5,084,340 shares mentioned above are subject to various lock-up agreements that expire on June 16, 2000 and 141,613 shares of common stock are currently Rule 144 eligible.

     Holders of approximately 56% of our shares of common stock have agreed not to sell or otherwise dispose of any of their shares of common stock until after June 16, 2000, without the prior written consent of the representatives of the underwriters in our initial public offering subject to certain limited exceptions (the "Lock-Up Agreements"). After the expiration of these lock-up periods, or earlier with the requisite consent, 4,942,727 shares of the common stock may be sold in the public market pursuant to Rule 144.

     In general, under Rule 144, as currently in effect, a person who has beneficially owned restricted shares for at least one year, including a person who may be deemed to be our affiliate, may sell within any three-month period a number of shares of common stock that does not exceed 1% of then outstanding shares of our common stock or 1% of the average weekly trading volume in our common stock during the four calendar weeks immediately preceding the sale. Sales under Rule 144 are also subject to restrictions relating to manner of sale, notice and availability of current public information about us. In addition, under Rule 144(k) of the Securities Act, a person who is not our affiliate, has not been an affiliate of ours within three months prior to the sale and has beneficially owned shares for at least two years, would be entitled to sell such shares immediately without regard to volume limitations, manner of sale provisions, notice or other requirements of Rule 144.

     Certain shares issued (or issuable upon the exercise of options granted) by us under our stock option plans, or our employee stock purchase plan will also be eligible for resale in the public market, subject to vesting restrictions and Lock-Up Agreements, and Rule 144 requirements, pursuant to a registration statement on Form S-8 which we filed in December 1999 under the Securities Act. As of April 13, 2000, we have options outstanding under our stock option plans to purchase 585,316 shares of common stock which have not been exercised and which become vested and exercisable at various times in the future. Any shares issued upon the exercise of these options will be eligible for resale in the public market pursuant to our Form S-8 registration statement. We have issued 6,341 under our employee stock purchase plan. Our Form S-8 registration statement under the Securities Act also registered up to an aggregate of 741,397 shares of common stock which may be issued in the future under our stock option plans and our employee stock purchase plan.

     We issued a combination of 2,000,000 shares of common stock and 2,000,000 warrants to purchase common stock in our initial public offering. Each of the 2,000,000 warrants represents, upon exercise, a share of our common stock that will be freely tradable without restrictions or further registration under the Securities Act. The exercise price of these warrants is $9.00. Both the common stock and the warrants issued in our initial public offering are publicly tradable now.

     We also issued 200,000 warrants, which represent 400,000 shares of common stock, to the representatives of the underwriters in our initial public offering. Each of these 200,000 warrants entitles the holder to acquire both a share of common stock and a warrant to acquire an additional share of common stock at any time after June 16, 2000 and until June 16, 2004. The exercise price of these 200,000 warrants is $9.00 and the exercise price of the underlying warrants is $9.00 per share.

     We issued warrants prior to our initial public offering to purchase an aggregate of 724,852 shares of common stock at exercise prices ranging $5.20 to $6.76 per share to Spencer Trask Securities Incorporated. These warrants are exercisable until June 16, 2002. A warrant issued to S.R. One, Limited is exercisable to purchase 235,294 shares of common stock. The S.R. One, Limited warrant has an exercise price of $6.375 per share and will expire June 16, 2003. Both Spencer Trask Securities Incorporated and S.R. One, Limited are entitled to certain registration rights with respect to the shares issuable upon exercise of their warrants. Approximately one-half of the shares of common stock underlying these warrants are subject to Lock-up Agreements that expire on June 16, 2000.

     We will be required to issue up to 325,828 shares of our common stock upon conversion of our outstanding shares of Series A Preferred Stock and the exercise of warrants issued upon that conversion. These shares will be eligible for resale into the public market on June 21, 2000, subject to the volume limitations, manner of sale provisions, notice and other requirements of Rule 144.

     We may be required to issue additional shares of common stock if the loan owed to S.R. One, Limited is converted to shares of Series A Preferred Stock. S.R. One, Limited has the right to convert the loan, currently $2,000,000 plus accrued interest, into shares of Series A Preferred Stock at $6.375 per share. Each share of Series A Preferred Stock is itself convertible into one share of common stock and a warrant to purchase an additional share of common stock for $9.00 per share.

     In March 2000, we privately placed a total of 1,184,091 shares of our common stock at $8.77 per share, raising a gross amount of $10.4 million. Expenses of the transaction were approximately 840,000. Purchasers of those privately placed shares also received a contingent warrant to purchase 142,091 shares of our common stock at an exercise price of $.01 per share if the closing price of our common stock on the American Stock Exchange falls below $7.50 per share for 15 consecutive days during the period from August 15, 2000 to November 15, 2000. Such warrants will expire on December 15, 2000. In addition, our placement agent in this transaction received warrants to purchase 101,305 shares of our common stock. These warrants expire in March 2005 and the exercise price is $8.77. Upon exercise of its warrants, the placement agent is entitled to exercise a contingent warrant for 12,156 share of common stock. These contingent warrants have the same terms and conditions as the contingent warrants issued to the purchasers in the private placement.

                             SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the common stock by each of the selling stockholders. Unless otherwise indicated below, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to the shares of common stock, except to the extent authority is shared by spouses under applicable law.

     The information included below is based upon information provided by the selling stockholders. Because the selling stockholders may offer all, some or none of their common stock, no definitive estimate as to the number of shares thereof that will be held by the selling stockholders after such offering can be provided and the following table has been prepared on the assumption that all shares of common stock offered under this Prospectus will be sold. See "Plan of Distribution."

                                                    Common Stock                                     Common Stock To Be Beneficially
                                              Beneficially Owned Prior                                  Owned If All Shares Offered
                                                   to the Offering                                           Hereunder Are Sold
                                       ----------------------------------------                        -----------------------------
                                                                                  Shares That May be
                 Name                    Shares               Percent(A)          Offered Hereunder          Shares       Percent(A)
                 ----                    ------               ----------          -----------------          ------       ----------
S.R. One, Limited(1)................       790,930               6.0%                   561,122             229,808           1.7%
Yves LeBihan........................       347,826 (2)           2.6                    347,826                0               *
Jean-Yves LeBihan...................       173,913 (3)           1.3                    173,913                0               *
Archille Guest......................         1,803 (4)            *                       1,803                0               *
Adam Stern..........................        20,260 (4)            *                      20,260                0               *
Amaud deVienne......................         5,386 (4)            *                       5,386                0               *
Bobette Leidner.....................         2,644 (4)            *                       2,644                0               *
Brian Fenlin........................            74 (4)            *                          74                0               *
Brian Rockowitz.....................         3,397 (4)            *                       3,397                0               *
Brookehill Equities, Inc............           433 (4)            *                         433                0               *
Bruce Baumann.......................           740 (4)            *                         740                0               *
Carol Zervoulei.....................           962 (4)            *                         962                0               *
Christopher Nasca...................           529 (4)            *                         529                0               *
Daniel Zettler......................         2,600 (4)            *                       2,600                0               *
David Anderson......................         1,800 (4)            *                       1,800                0               *
David Hochman.......................           962 (4)            *                         962                0               *
Donald Slowinski....................         1,109 (4)            *                       1,109                0               *
Donald Spongberg....................        15,210 (4)            *                      15,210                0               *
Donna Baselice......................         2,500 (4)            *                       2,500                0               *
Edward Taylor.......................         2,476 (4)            *                       2,476                0               *
A. Emerson Martin II................         9,615 (4)            *                       9,615                0               *
Evelyn Flores.......................            29 (4)            *                          29                0               *
Felix Hernadez......................         8,370 (4)            *                       8,370                0               *
First Albany Corp...................         1,497 (4)            *                       1,497                0               *
First Equity Corp...................           821 (4)            *                         821                0               *
First National Fund.................           962 (4)            *                         962                0               *
James Glickstein....................         1,514 (4)            *                       1,514                0               *
James H. Kogut......................         3,302 (4)            *                       3,302                0               *
Jamie Hellman.......................         1,572 (4)            *                       1,572                0               *
Jason Adelman.......................         1,827 (4)            *                       1,827                0               *
Jeffrey Cohen.......................           185 (4)            *                         185                0               *
Jennifer Hahn.......................            62 (4)            *                          62                0               *
Jerrie Colish.......................           721 (4)            *                         721                0               *
John Nelson.........................         1,232 (4)            *                       1,232                0               *
Joseph A. Genzardi..................         1,010 (4)            *                       1,010                0               *
Joseph Franzese.....................           740 (4)            *                         740                0               *

                                                    Common Stock                                     Common Stock To Be Beneficially
                                              Beneficially Owned Prior                                  Owned If All Shares Offered
                                                   to the Offering                                           Hereunder Are Sold
                                       ----------------------------------------                        -----------------------------
                                                                                  Shares That May be
                 Name                    Shares               Percent(A)          Offered Hereunder          Shares       Percent(A)
                 ----                    ------               ----------          -----------------          ------      ----------
Joseph Gianella.....................           481 (4)            *                         481                0               *
Joseph Nehme........................           601 (4)            *                         601                0               *
Joseph Richman......................         2,209 (4)            *                       2,209                0               *
Joseph Smith........................         1,922 (4)            *                       1,922                0               *
Josephthal, Lyon & Ross.............         1,538 (4)            *                       1,538                0               *
Karl F. Birkenfeld..................         1,442 (4)            *                       1,442                0               *
Kevin Kimberlin (5).................     1,102,240 (4)           8.4%                   336,349             765,891           5.8%
Laura McNamara......................        10,694 (4)            *                      10,694                0               *
Lillian Gonzalez....................            69 (4)            *                          69                0               *
Maroni Burchell.....................           841 (4)            *                         841                0               *
Matthew Schwartz....................           192 (4)            *                         192                0               *
Buckman, Buckman & Reid, Inc                   192 (4)            *                         192                0               *
Michael Podnis......................           925 (4)            *                         925                0               *
Michael Siek........................         3,654 (4)            *                       3,654                0               *
Michael Sullivan....................           925 (4)            *                         925                0               *
Nick Zacharis.......................           240 (4)            *                         240                0               *
Paul & Daryl Webber.................         1,731 (4)            *                       1,731                0               *
Peter Friedli (6)...................       416,495               3.2%                    42,974             373,521           2.8%
Phoenix Samson Associates, L.P......           602 (4)            *                         602                0               *
Philip B. Smith (7).................       209,574 (4)           1.6%                   108,771             100,803            *
Quinn McKean........................           192 (4)            *                         192                0               *
Richard Mish........................         1,849 (4)            *                       1,849                0               *
Rick Elkin..........................         1,294 (4)            *                       1,294                0               *
Robert Giannini.....................            93 (4)            *                          93                0               *
Robert R. Salyard...................           721 (4)            *                         721                0               *
Ronald  Luken.......................         2,308 (4)            *                       2,308                0               *
Rosemarie Melnichuk.................           144 (4)            *                         144                0               *
Rosemarie Sheahan...................        11,902 (4)            *                      11,902                0               *
Scott Schulte.......................         2,606 (4)            *                       2,606                0               *
Stephen Lichaw......................           925 (4)            *                         925                0               *
Steve Lazarus.......................           185 (4)            *                         185                0               *
Stuart Brown........................           120 (4)            *                         120                0               *
The Richard A. Oshins 1995                   2,019 (4)            *                       2,019                0               *
Irrevocable Trust, TTEES Richard
Oshins & Jerry Engel 9/15/95
Thomas Candee.......................           962 (4)            *                         962                0               *
Thomas J. Hutzel....................         3,077 (4)            *                       3,077                0               *
Thomas Muldowney....................         1,530 (4)            *                       1,530                0               *
Timothy Collins.....................           240 (4)            *                         240                0               *
Todd Harrigan.......................           277 (4)            *                         277                0               *
Wes Hampp...........................         1,109 (4)            *                       1,109                0               *
William Buchanan....................           962 (4)            *                         962                0               *
William P. Dioguardi................        96,616 (4)            *                      77,385              19,231            *
William Stein.......................         2,259 (4)            *                       2,259                0               *
DFS Integrity Partners LP...........       112,000 (8)            *                     112,000                0               *
Dolphin Offshore Partners, L.P......        63,855 (8)            *                      63,855                0               *
William T. Frantz...................        63,855 (8)            *                      63,855                0               *

                                                    Common Stock                                     Common Stock To Be Beneficially
                                              Beneficially Owned Prior                                  Owned If All Shares Offered
                                                   to the Offering                                           Hereunder Are Sold
                                       ----------------------------------------                        -----------------------------
                                                                                  Shares That May be
                 Name                    Shares               Percent(A)          Offered Hereunder          Shares       Percent(A)
                 ----                    ------               ----------          -----------------          ------      ----------
Pacific Asset Partners..............        63,855 (8)            *                      63,855                0               *
Alza Corporation Retirement Plan....        25,760 (8)(9)         *                      25,760                0               *
City of Milford Pension &
Retirement Fund.....................        51,520 (8)(9)         *                      51,520                0               *
National Federation of Independent
Business Employee Pension Trust.....        32,480 (8)(9)         *                      32,480                0               *
National Federation of Independent
BusinessCorporate Account...........        25,760 (8)(9)         *                      25,760                0               *
Norwalk Employees' Pension Plan.....        43,680 (8)(9)         *                      43,680                0               *
Public Employee Retirement System of
Idaho...............................       160,160 (8)(9)         *                     160,160                0               *
City of Stamford Firemen's
Pension Fund........................        38,080 (8)(9)         *                      38,080                0               *
The Jennifer Altman Foundation......        19,040 (8)(9)         *                      19,040                0               *
Asphalt Green, Inc..................         6,720 (8)(9)         *                       6,720                0               *
Dean Witter Foundation..............        25,760 (8)(9)         *                      25,760                0               *
Lazar Foundation....................         6,720 (8)(9)         *                       6,720                0               *
Roanoke College.....................        25,760 (8)(9)         *                      25,760                0               *
A. Carey Zesiger....................         6,720 (8)(9)         *                       6,720                0               *
Alexa L. Zesiger....................         6,720 (8)(9)         *                       6,720                0               *
Butler Family LLC...................        12,320 (8)(9)         *                      12,320                0               *
David Zesiger.......................         6,720 (8)(9)         *                       6,720                0               *
Salvador O. Gutierrez...............         6,720 (8)(9)         *                       6,720                0               *
The Ferris Hamilton Family Trust....        11,200 (8)(9)         *                      11,200                0               *
Mary Ann S. Hamilton Trust for Self.        11,200 (8)(9)         *                      11,200                0               *
HBL Charitable Unitrust.............         6,720 (8)(9)         *                       6,720                0               *
Andrew Heiskell.....................        19,040 (8)(9)         *                      19,040                0               *
Helen Hunt..........................         6,720 (8)(9)         *                       6,720                0               *
Jeanne L. Morency...................         6,720 (8)(9)         *                       6,720                0               *
Psychology Associates...............         6,720 (8)(9)         *                       6,720                0               *
Leonard Kingsley....................        11,200 (8)(9)         *                      11,200                0               *
Peter Looram........................         6,720 (8)(9)         *                       6,720                0               *
Mary C. Anderson....................         6,720 (8)(9)         *                       6,720                0               *
Murray Capital, LLC.................         6,720 (8)(9)         *                       6,720                0               *
Domenic J. Mizio....................        25,760 (8)(9)         *                      25,760                0               *
Morgan Trust Co. of the Bahamas
Ltd. as Trustee U/A/D 11/30/93......        25,760 (8)(9)         *                      25,760                0               *
Nicola Z. Mullen....................         6,720 (8)(9)         *                       6,720                0               *
Susan Uris Halpern..................        12,320 (8)(9)         *                      12,320                0               *
William B. Lazar....................         6,720 (8)(9)         *                       6,720                0               *
Wells Family LLC....................        25,760 (8)(9)         *                      25,760                0               *
Harold & Grace Willens JTWROS.......         6,720 (8)(9)         *                       6,720                0               *
Albert L. Zesiger...................        25,760 (8)(9)         *                      25,760                0               *
Barrie Ramsay Zesiger...............        19,040 (8)(9)         *                      19,040                0               *
Wolfson Investment Partners LP......        12,320 (8)(9)         *                      12,320                0               *
Paulson Family LLC..................       107,255 (8)(10)        *                      63,855                0               *

                                                    Common Stock                                     Common Stock To Be Beneficially
                                              Beneficially Owned Prior                                  Owned If All Shares Offered
                                                   to the Offering                                           Hereunder Are Sold
                                       ----------------------------------------                        -----------------------------
                                                                                  Shares That May be
                 Name                    Shares               Percent(A)          Offered Hereunder          Shares       Percent(A)
                 ----                    ------               ----------          -----------------          ------       ----------
Paulson Investment Co...............       368,149 (8)(10)        *                     127,709                0               *
Narrangansett I, LP.................        44,060 (8)            *                      44,060                0               *
Narrangansett Off Shore Ltd.........        19,794 (8)            *                      19,794                0               *
H.C. Wainwright & Co.., Inc.........       113,461 (11)           *                     113,461                0               *
Anthony P. Brenner..................        17,260                *                       1,154 (12)         16,106            *
                                                                                     ----------
Total...............................                                                  3,248,510

* Represents less than 1% of our outstanding shares of common stock

     (A) The percentage of ownership of outstanding common stock before and after the Offering is based on the fully diluted number of shares of common stock outstanding (assuming exercise of all warrants and options and conversion of our outstanding Series A Preferred Stock) except that it does not take into account the 154,247 shares of common stock underlying the Contingent Warrants for 12% of the shares of common stock purchased in our private placement that closed in March, 2000.

     (1) The total number of shares owned prior to the offering includes 235,294 shares of common stock issuable upon the exercise of a bridge loan warrant, 325,828 shares of common stock underlying shares of Series A Convertible Preferred Stock and underlying warrants which will be received if the Series A Preferred Stock is converted. Also includes 229,808 shares of common stock owned by SmithKline Beecham Corporation, an affiliate of S.R. One, Limited. The shares being offered under this prospectus include those shares of common stock underlying the securities held by S.R. One, Limited.

     (2) Mr. Yves LeBihan acquired his shares in connection with the acquisition of Texas International Laboratories, Inc. by Careside Hematology, Inc., a wholly-owned subsidiary of the Company. Mr. Yves LeBihan remains a consultant and a director of Careside Hematology, Inc.

     (3) Mr. Jean-Yves LeBihan acquired his shares in connection with the acquisition of Texas International Laboratories, Inc. by Careside Hematology, Inc. Mr. Jean-Yves LeBihan is the Vice President of Veterinary Product Sales of Careside Hematology, Inc.

     (4) Includes shares of common stock issuable upon exercise of warrants issued in connection with our 1997 private placement and/or our 1998 private placement. Spencer Trask was the Placement Agent for both private placements and it and its affiliates, including Spencer Trask employees, received the warrants as compensation.

     (5) The total number of shares owned prior to the offering includes 371,090 shares of common stock held by Oshkim Limited Partners, L.P., and 339,041 shares of common stock held by Kevin Kimberlin Partners, L.P., both of which are limited partnerships of which Mr. Kimberlin is the general partner, and 55,760 shares of common stock held by Spencer Trask Securities Incorporated of which Mr. Kimberlin is Chairman and exercises voting control. Also includes 20,517 shares of common stock issuable upon the exercise of warrants held by Oshkim Limited Partners, L.P., and 38,095 shares of common stock issuable upon the exercise of warrants held by Kevin Kimberlin Partners, L.P. Also includes 277,737 shares of common stock issuable upon the exercise of warrants owned by Spencer Trask Securities Incorporated of which Mr. Kimberlin is Chairman and exercises voting control. The shares being offered under this prospectus include the shares of common stock issuable upon the exercise of warrants held by Oshkim Limited Partners, L.P., Kevin Kimberlin Partners and Spencer Trask Securities Incorporated.

     (6) The total number of shares owned prior to the offering includes 373,521 shares of common stock held by Venturetec, Inc. of which Mr. Friedli is the controlling stockholder, 9,320 shares of common stock issuable upon exercise of warrants owned by Pine Incorporated, a corporation owned and controlled by Mr. Friedli and 33,654 shares of common stock issuable upon exercise of warrants held by Mr. Friedli. The shares being offered under this prospectus include the shares of common stock issuable upon exercise of the warrants held by Pine Incorporated and Mr. Frieldi.

     (7) The total number of shares owned prior to the offering includes 43,362 shares of common stock and 6,489 shares of common stock underlying options held by Mr. Smith, 50,952 shares of common stock held by Private Equity Partnership of which Mr. Smith is the general partner and 108,771 shares of common stock issuable upon exercise of warrants held by Private Equity Partnership and certain of the common stock that Mr. Smith can acquire per exercise of options on a within 60 days after April 5, 2000. Mr. Smith has served as one of our directors since November 1996. The shares being offered under this prospectus include the shares of common stock issuable upon exercise of the warrants held by Private Equity Partnership.

     (8) Represents shares of common stock purchased by the selling stockholder in our recent private placement and shares of common stock upon exercise of certain contingent warrants (for 12% of the shares of common stock purchased in the private placement by the selling shareholder) granted to the selling shareholder in connection with the private placement. These contingent warrants are exercisable at $.01 per share, after August 15, 2000 and prior to December 15, 2000 if, during the period of August 15, 2000 and November 15, 2000, the average closing price of the common stock for any 15 consecutive trading days is equal to or less than $7.50.

     (9) Zesiger Capital Group LLC has sole investment and voting power over such shares and expects to release the voting power after effectiveness of this registration statement except with respect to certain investors, representing approximately 429,000 shares.

     (10) Paulson Family, LLC is controlled by the chairman of Paulson Investment Company, Inc. Paulson Investment Company, Inc. was the underwriters in our initial public offering on June 16, 1999. Number of shares includes shares of common stock issuable upon exercise of warrants to purchase units, each unit comprises one share of common stock and one warrant to purchase one share of common stock.

     (11) Represents 101,305 shares of common stock underlying warrants granted to H.C. Wainwright at an exercise price of $8.77 per share and 12,156 shares of common stock issuable upon exercise of contingent warrants owned by H.C. Wainwright. Wainwright's contingent warrants have the same terms and conditions as those issued to purchasers in the private placement except that Wainwright's exercise of the contingent warrant is conditioned upon exercise of Wainwright's other warrant. The warrants were granted to H.C. Wainwright as compensation for acting as the placement agent in our recent private placement.

     (12) Represents shares of common stock issued to Mr. Brenner upon exercise of options granted pursuant to a consulting agreement with an affiliate of Mr. Brenner. See "Certain Transactions - Financing Activities." Mr. Brenner is a director of the Company.

                             PLAN OF DISTRIBUTION

     We are registering the common stock covered by this prospectus for selling stockholders. As used in this prospectus, "selling stockholders" includes the donees, pledgees, transferees or others who may later hold the selling stockholders' interest. We will pay the costs, expenses and fees in connection with registering the common stock, but the selling stockholders will pay any brokerage commissions, discounts or other expenses attributable to the sale of common stock.

     The selling stockholders may sell the common stock from time to time in one or more types of transactions (which may include block transactions), on the American Stock Exchange, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers.

     The selling stockholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     The selling stockholders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

     Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

     Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

     Upon notification to us by a selling stockholder that any material arrangement has been entered into with a broker or dealer for the sale of shares of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating brokers or dealers, (ii) the number of shares of common stock involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such brokers or dealers, where applicable, (v) that such brokers or dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, upon notification to us by a selling stockholder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Pepper Hamilton LLP.

                                    EXPERTS

     The audited financial statements included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of that firm as experts in giving their reports. Reference is made to said report, which includes an explanatory paragraph with respect to the uncertainty regarding the Company's ability to continue as a going concern as discussed in Note 1 to the financial statements.

                      WHERE YOU CAN GET MORE INFORMATION

     Our fiscal year ends on December 31. We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information on file at the SEC's public reference room in Washington, D.C. You can request copies of those documents, upon payment of a duplicating fee, by writing to the SEC.

     We have filed a registration statement on Form S-1 with the SEC. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. Certain information is omitted. You should refer to the registration statement and its exhibits. With respect to references made in this prospectus to any contract or other document relating to us, such references are not necessarily complete. You should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement at the SEC's public reference room in Washington, D.C., and at the SEC's regional offices in Chicago, Illinois and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement, can also be reviewed by accessing the SEC's Internet site at http://www.sec.gov.

                                 CARESIDE, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
CARESIDE, INC.:                                                             ----

Report of Independent Public Accountants................................... F-2

Consolidated Balance Sheets................................................ F-3

Consolidated Statements of Operations...................................... F-4

Consolidated Statements of Stockholders' Equity (Deficit).................. F-5

Consolidated Statements of Cash Flows...................................... F-6

Notes to Consolidated Financial Statements................................. F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Careside, Inc.:

  We have audited the accompanying consolidated balance sheets of Careside, Inc. (a Delaware corporation) as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Careside, Inc. as of December 31, 1998 and 1999, and the results of its operations and its cash flows for the each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

  The accompanying consolidated financial statements have been prepared assuming that Careside, Inc. will continue as a going concern. As discussed in
Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has accumulated a deficit during the development stage that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Arthur Andersen LLP

Los Angeles, California
March 13, 2000

                                 CARESIDE, INC.
                         (A Development Stage Company)

                          CONSOLIDATED BALANCE SHEETS

                           December 31, 1998 and 1999

                                                        1998          1999
                                                    ------------  ------------
                      ASSETS
                      ------
Current Assets:
  Cash and cash equivalents........................ $  3,926,603  $  4,905,440
  Accounts receivable, net of allowance of $0......          --         78,046
  Inventory........................................          --        548,623
  Prepaid expenses and other.......................       82,173       102,615
                                                    ------------  ------------
    Total current assets...........................    4,008,776     5,634,724
                                                    ------------  ------------
Property and Equipment, net........................    3,386,484     5,939,186
Deferred Offering Costs............................      498,443         2,318
Deposits and Other.................................       17,700        15,000
Goodwill, net......................................          --      2,798,170
                                                    ------------  ------------
                                                    $  7,911,403  $ 14,389,398
                                                    ============  ============
       LIABILITIES AND STOCKHOLDERS' EQUITY
       ------------------------------------
Current Liabilities:
  Current portion of long-term debt................ $    186,998  $  2,316,192
  Current portion of obligation under capital
   lease...........................................          --         11,006
  Accounts payable.................................    1,369,889       844,904
  Accrued expenses.................................      160,439       886,260
  Accrued interest.................................          --        156,493
                                                    ------------  ------------
    Total current liabilities......................    1,717,326     4,214,855
                                                    ------------  ------------
Long-Term Debt, net of current portion.............    2,044,932     1,059,876
                                                    ------------  ------------
Obligation Under Capital Lease, net of current
 portion...........................................          --         35,835
                                                    ------------  ------------
Commitments
Stockholders' Equity:
  Preferred stock, $.01 par value: 5,000,000 shares
   authorized--none and 162,914 shares issued and
   outstanding at December 31, 1998 and 1999,
   respectively....................................          --          1,629
  Common stock, $.01 par value: 50,000,000 shares
   authorized--5,084,340 and 7,609,581 shares
   issued and outstanding at December 31, 1998 and
   1999, respectively..............................       50,843        76,095
  Additional paid-in capital.......................   21,003,545    37,496,984
  Deficit accumulated during development stage.....  (16,905,243)  (28,495,876)
                                                    ------------  ------------
    Total stockholders' equity.....................    4,149,145     9,078,832
                                                    ------------  ------------
                                                    $  7,911,403  $ 14,389,398
                                                    ============  ============

        The accompanying notes are an integral part of these statements.

                                 CARESIDE, INC.
                         (A Development Stage Company)

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                  For the Period
                                                                  from Inception
                                                                  (July 10, 1996)
                            For the Year Ended December 31,           through
                          --------------------------------------   December 31,
                             1997         1998          1999           1999
                          -----------  -----------  ------------  ---------------
Sales, net..............  $       --   $       --   $     60,956   $     60,956
Cost of Sales...........          --           --         30,566         30,566
                          -----------  -----------  ------------   ------------
Gross Profit............          --           --         30,390         30,390
Operating Expenses:
  Research and
   development..........    5,895,465    8,297,974     8,252,081     24,007,367
  Selling and
   marketing............       85,402      249,000     1,204,548      1,538,950
  General and
   administrative.......      555,172      601,129     1,448,300      2,660,116
                          -----------  -----------  ------------   ------------
    Operating Loss......   (6,536,039)  (9,148,103)  (10,874,539)   (28,176,043)
Interest Income.........      213,585      234,089       291,008        738,682
Interest Expense........       (8,329)     (22,275)     (970,525)    (1,021,938)
Goodwill amortization...          --           --        (36,577)       (36,577)
                          -----------  -----------  ------------   ------------
Net Loss................   (6,330,783)  (8,936,289)  (11,590,633)   (28,495,876)
Preferred stock
 dividends..............          --           --        (55,201)       (55,201)
                          -----------  -----------  ------------   ------------
Net loss available to
 common stockholders....   (6,330,783)  (8,936,289)  (11,645,834)   (28,551,077)
                          -----------  -----------  ------------   ------------
Basic and Diluted Net
 Loss per Common Share..  $     (2.04) $     (1.93) $      (1.88)
                          -----------  -----------  ------------
Shares used in Computing
 Basic and Diluted Net
 Loss per Common Share..    3,098,980    4,629,916     6,210,496
                          -----------  -----------  ------------


        The accompanying notes are an integral part of these statements.

                                CARESIDE, INC.
                         (A Development Stage Company)

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                             Series A                                                  Deficit
                            Preferred                                                Accumulated       Total
                              Stock        Common Stock    Additional      Stock        During     Stockholders'
                          -------------- -----------------   Paid-In    Subscription Development      Equity
                          Shares  Amount  Shares   Amount    Capital     Receivable     Stage        (Deficit)
                          ------- ------ --------- ------- -----------  ------------ ------------  -------------
Balance, July 10, 1996
(inception).............      --  $  --        --  $   --          --     $    --    $        --   $        --
Shares issued to
founders and
management..............      --     --    659,344   6,593      (6,593)        --             --            --
Shares issued to
SmithKline Beecham
Corporation in
connection with asset
purchase................      --     --     34,702     347     571,006         --             --        571,353
Sales of shares to
Exigent Partners, L.P...      --     --    557,601   5,576      93,419     (98,995)           --            --
Shares issued to
investment banker in
connection with equity
financing...............      --     --     30,173     302        (302)        --             --            --
Shares issued to
SmithKline Beecham
Corporation pursuant to
antidilution agreement..      --     --     30,935     310        (310)        --             --            --
Net loss................      --     --        --      --          --          --      (1,638,171)   (1,638,171)
                          ------- ------ --------- ------- -----------    --------   ------------  ------------
Balance, December 31,
1996....................      --     --  1,312,755  13,128     657,220     (98,995)    (1,638,171)   (1,066,818)
Shares issued in
connection with private
placement, net of
offering costs of
$1,291,772..............      --     --  1,923,090  19,231   8,688,998         --             --      8,708,229
Shares issued to
SmithKline Beecham
Corporation upon
conversion of note
payable.................      --     --    129,555   1,295   1,026,689         --             --      1,027,984
Payment of stock
subscription............      --     --        --      --          --       98,995            --         98,995
Net loss................      --     --        --      --          --          --      (6,330,783)   (6,330,783)
                          ------- ------ --------- ------- -----------    --------   ------------  ------------
Balance, December 31,
1997....................      --     --  3,365,400  33,654  10,372,907         --      (7,968,954)    2,437,607
Shares issued in
connection with private
placement, net of
offering costs of
$1,302,029..............      --     --  1,701,225  17,012  10,180,959         --             --     10,197,971
Shares issued in
connection with exercise
of stock options........      --     --     17,715     177     119,565         --             --        119,742
Value of warrants issued
in connection with
bridge financing........      --     --        --      --      330,114         --             --        330,114
Net loss................      --     --        --      --          --          --      (8,936,289)   (8,936,289)
                          ------- ------ --------- ------- -----------    --------   ------------  ------------
Balance, December 31,
1998....................      --     --  5,084,340  50,843  21,003,545         --     (16,905,243)    4,149,145
Shares issued in
connection with initial
public offering, net of
offering costs
$2,639,212 .............      --     --  2,000,000  20,000  12,340,788         --             --     12,360,788
Issuance of Series A
Preferred Stock in
exchange for bridge
financing...............  162,914  1,629       --      --    1,036,946         --             --      1,038,575
Issuance of warrant in
connection with exchange
of bridge financing for
Series A Preferred
Stock...................      --     --        --      --      289,801         --             --        289,801
Accrued dividend on
Series A Preferred
Stock...................      --     --        --      --      (55,201)        --             --        (55,201)
Shares issued in
connection with the
acquisition of Texas
International
Laboratories, Inc.......      --     --    521,739   5,217   2,864,348         --             --      2,869,565
Shares issued in
connection with employee
stock purchase plan.....      --     --      3,502      35      16,757         --             --         16,792
Net loss................      --     --        --      --          --          --     (11,590,633)  (11,590,633)
                          ------- ------ --------- ------- -----------    --------   ------------  ------------
Balance, December 31,
1999....................  162,914 $1,629 7,609,581 $76,095 $37,496,984    $    --    $(28,495,876) $  9,078,832
                          ======= ====== ========= ======= ===========    ========   ============  ============


       The accompanying notes are an integral part of these statements.

                                 CARESIDE, INC.
                         (A Development Stage Company)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    For the
                                                                  Period from
                                                                   Inception
                                                                   (July 10,
                                                                     1996)
                            For the Year Ended December 31,         through
                          --------------------------------------  December 31,
                             1997         1998          1999          1999
                          -----------  -----------  ------------  ------------
Operating Activities:
  Net loss..............  $(6,330,783) $(8,936,289) $(11,590,633) $(28,495,876)
  Adjustments to
   reconcile net loss to
   net cash used in
   operating activities:
    Depreciation and
     amortization.......      145,858      367,231     1,357,488     1,882,852
    Imputed interest on
     note payable.......        8,329          --            --          8,329
    Amortization of debt
     discount...........          --        20,960       309,154       330,114
    Noncash interest
     expense............          --           --        289,801       289,801
  Changes in operating
   assets and
   liabilties, net of
   acquisition:
    Accounts
     receivable.........          --           --        (73,446)      (73,446)
    Inventory...........          --           --       (472,123)     (472,123)
    Prepaid expenses and
     other..............     (210,740)     (25,118)      (20,442)     (102,618)
    Deposits and other..       19,933       80,067         2,700           --
    Accounts payable....      208,906      876,904       (72,942)    1,296,950
    Accrued expenses....     (346,014)     (49,192)      670,621       850,716
    Accrued interest....          --           --        195,068       195,068
                          -----------  -----------  ------------  ------------
      Net cash used in
       operating
       activities.......   (6,504,511)  (7,665,437)   (9,404,754)  (24,290,233)
                          -----------  -----------  ------------  ------------
Investing Activities:
  Purchases of property
   and equipment........     (888,510)  (2,005,463)   (3,820,634)   (7,228,865)
  Cash acquired in
   purchase of Texas
   International
   Laboratories, Inc. ..          --           --            118           118
                          -----------  -----------  ------------  ------------
      Net cash used in
       investing
       activities.......     (888,510)  (2,005,463)   (3,820,516)   (7,228,747)
                          -----------  -----------  ------------  ------------
Financing Activities:
  Net borrowings
   (repayments) on line
   of credit............     (400,000)         --            --
  Proceeds from
   borrowings under
   long-term debt.......          --     2,541,084     2,058,831     5,599,915
  Payments on long-term
   debt.................          --           --       (223,847)     (223,847)
  Payments on capital
   lease obligation.....          --           --         (6,139)       (6,139)
  Deferred offering
   costs................          --      (498,443)       (2,318)     (692,667)
  Proceeds from the
   issuance of common
   stock................    8,900,134   10,317,713    12,377,580    31,595,427
  Payment of stock
   subscription.........       98,995          --            --         98,995
  Cash received from
   SmithKline Beecham
   Corporation in
   connection with asset
   purchase.............          --           --            --         52,736
                          -----------  -----------  ------------  ------------
      Net cash provided
       by financing
       activities.......    8,599,129   12,360,354    14,204,107    36,424,420
Net Increase in Cash and
 Cash Equivalents.......    1,206,108    2,689,454       978,837     4,905,440
Cash and Cash
 Equivalents, beginning
 of period..............       31,041    1,237,149     3,926,603           --
                          -----------  -----------  ------------  ------------
Cash and Cash
 Equivalents, end of
 period.................  $ 1,237,149  $ 3,926,603  $  4,905,440  $  4,905,440
                          ===========  ===========  ============  ============

        The accompanying notes are an integral part of these statements.

                                CARESIDE, INC.
                         (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Careside

 Background

  Careside, Inc. ("Careside") is focused on designing products intended to perform routine diagnostic blood tests in doctors' offices, hospital rooms, patient homes or anywhere a patient is receiving medical attention. Careside's first product in development is a compact portable device with related disposables that performs chemistry, electrochemistry, immunochemistry and coagulation testing.

  In December 1999, Careside completed its acquisition of Texas Instrument Laboratories, Inc. ("TIL") and merged TIL into a newly formed, wholly-owned subsidiary, Careside Hematology. TIL manufactures hematology products used primarily in veterinary applications. Careside and Careside Hematology are collectively referred to as the Company.

 Development Stage Risks and Liquidity

  Careside was incorporated in July 1996 to acquire an ongoing, point-of-care ("POC") testing, development-stage product from SmithKline Beecham Corporation and its affiliates ("SmithKline") and to complete the development of and to manufacture, market and distribute POC diagnostic products. Since its inception, Careside has generated minimal revenues and incurred significant losses. Careside anticipates incurring additional losses over at least the next year, and such losses are expected to increase as Careside expands its marketing activities. Substantial financing will be needed by Careside to fund its operations and to commercially develop its products. The ability of Careside to commercialize its products will depend on, among other things, the relative cost to the customer of Careside's products compared to alternative products, its ability to obtain necessary regulatory approvals and to manufacture the products in accordance with Good Manufacturing Practices, and its ability to market and distribute its products. There can be no assurance that Careside's future product enhancements will receive regulatory clearance or be profitable in the marketplace.

  The accompanying consolidated financial statements have been prepared in conformity with principles of accounting applicable to a going concern. These principles contemplate the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying consolidated financial statements for the year ended December 31, 1999, the Company incurred a net loss of $11,590,633, has used cash for operating activities of $9,404,754 and has accumulated a deficit of $28,495,876 since inception. Management believes that the Company's existing sources of liquidity, which contemplates that $2 million of bridge financing (see Note 9) will be converted to equity, together with the proceeds received in March 2000 from its private placement of common stock (see Note 15) will be sufficient to fund its planned operations into 2001. However, until the $2 million of bridge financing has been converted and the Company has successfully entered its targeted markets, there are uncertainties that may impact the Company's ability to fund its planned operations and meet its operational objectives.

2. Summary of Significant Accounting Policies

 Principles of Consolidation

  The consolidated financial statements include the accounts of Careside and Careside Hematology. Intercompany accounts and transactions are eliminated in consolidation.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

                                CARESIDE, INC.
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


 Cash and Cash Equivalents

  All highly liquid investments with an original maturity of three months or less are presented as cash equivalents in the accompanying consolidated financial statements. At December 31, 1999, a $453,255 bank overdraft was included in accrued expenses.

 Inventory

  Inventories are stated at the lower of cost or market with cost determined on a first-in, first-out basis, and are summarized as follows:

                                                                 December 31,
                                                               -----------------
                                                                 1998     1999
                                                               -------- --------
     Raw materials............................................ $     -- $369,937
     Work in process..........................................       --   48,620
     Finished goods...........................................       --  130,066
                                                               -------- --------
                                                               $     -- $548,623
                                                               ======== ========

 Property and Equipment

  Property and equipment are stated at cost. Property and equipment capitalized under capital leases are recorded at the present value of the minimum lease payments due over the lease term. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets or the lease term, whichever is shorter. The Company uses lives of two to five years for research and manufacturing equipment and three to seven years for office equipment. Leasehold improvements generally are amortized over the life of the lease.

 Long-Lived Assets

  The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. If an asset is determined to be impaired, the loss is measured as the amount by which the carrying amount of the asset exceeds fair value. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required. The Company is still in the development stage and has not recorded an impairment loss in any period presented.

 Fair Value of Financial Instruments

  Cash equivalents are reflected in the accompanying consolidated financial statements at fair value due to the short-term nature of those instruments. The carrying amount of long-term debt approximates fair value on the balance sheet dates based on borrowing rates currently available to the Company for loans with similar terms and maturities.

 Revenue Recognition

  The Company recognizes revenue upon shipment, except that revenue from analyzers is not recognized until customer acceptance.

                                CARESIDE, INC.
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


 Research and Development

  Research and development costs are charged to expense as incurred.

 Income Taxes

  The Company follows Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates that are expected to be in effect when the differences reverse.

 Accounting for Stock-Based Compensation

  The Company applies Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its stock options. The Company follows the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," which permits pro forma disclosure of the net loss using a fair value-based method of accounting for employee stock option plans (see Note 10).

 Net Loss Per Common Share

  The Company has presented net loss per common share pursuant to SFAS No. 128, "Earnings per Share." Basic loss per common share was computed by dividing net loss applicable to common shareholders by the weighted average number of shares of common stock outstanding during the period. Dilutive loss per common share has not been presented since the impact on loss per share using the treasury stock method is anti-dilutive due to the Company's losses.

 Recapitalization

  In February 1999, Careside's stockholders approved a 1-for-5.2 reverse stock split of Careside's common stock to be effective upon consummation of the initial public offering which took place in June 1999. All references in the accompanying consolidated financial statements to the number of shares and per share amounts have been retroactively restated to reflect the reverse stock split.

 Reclassifications

  Certain prior year amounts have been reclassified to conform to the current year presentation.

 Recently Issued Pronouncements

  In June 1999, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133, as amended by SFAS No. 137, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company is currently evaluating the potential impact of SFAS No. 133 and SFAS No. 137.

                                CARESIDE, INC.
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


3. Property and Equipment

                                    December 31,
                               -----------------------
                                  1998        1999
                               ----------  -----------
     Laboratory equipment....  $3,433,811  $ 7,098,808
     Computer and office
      equipment..............     106,798      315,414
     Leasehold improvements..     371,239      371,239
                               ----------  -----------
                                3,911,848    7,785,461
     Less--Accumulated
      depreciation and
      amortization...........    (525,364)  (1,846,275)
                               ----------  -----------
                               $3,386,484  $ 5,939,186
                               ==========  ===========

  At December 31, 1999, there was approximately $1,600,000 of production equipment that was in the process of being assembled. Depreciation and amortization expense for the years ended December 31, 1997, 1998 and 1999, and the period from inception (July 10, 1996) through December 31, 1999 was, $145,858, $367,231, $1,320,911 and $1,846,275, respectively.

4. Income Taxes

  Deferred income tax assets or liabilities are computed based on the temporary differences between the financial statement and income tax bases of assets and liabilities using the enacted marginal income tax rate in effect for the year in which the differences are expected to reverse. Realization of the net deferred tax assets is dependent on generating sufficient taxable income during the periods in which temporary differences will reverse. The amount of the net deferred tax assets considered realizable, however, could be adjusted in the near term if estimates of future taxable income during the reversal periods are revised. Deferred income tax expenses or credits are based on the changes in the deferred income tax assets or liabilities from period to period.

  At December 31, 1999, the Company had net operating loss carryforwards for federal income tax purposes of approximately $17,769,156. In addition, the Company has federal research and development credit carryforwards of approximately $759,464. The net operating loss and credit carryforwards begin to expire in 2011 and are subject to review and possible adjustment by the Internal Revenue Service. The Tax Reform Act of 1986 contains provisions that may limit the net operating loss carryforwards available to be used in any given year in the event of significant changes in ownership interests.

  The components of the deferred income tax assets are as follows:

                                                        December 31,
                                                ------------------------------
                                                   1998          1999
                                                -----------  ------------
     Net operating loss carryforwards.......... $   730,438  $  7,612,306
     Research and development credit
      carryforwards............................     224,775     1,115,120
     Capitalized research and development......   1,955,893     2,152,254
     Start-up costs............................     419,936     1,570,460
     Accruals..................................       6,663        18,569
     Depreciation and amortization.............     178,623       783,964
     Deferred rent.............................         --         31,365
     State tax benefit.........................         --       (319,686)
     Valuation allowance.......................  (3,516,328)  (12,964,352)
                                                -----------  ------------
                                                $       --   $        --
                                                ===========  ============

                                CARESIDE, INC.
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  Due to the uncertainty surrounding the realization of the deferred tax asset, the Company has provided a valuation allowance against the entire asset.

5. Common Stock Placements

  In March 1997, Careside completed a private placement (the "1997 Private Placement") of 1,923,090 shares of its common stock at $5.20 per share. The 1997 Private Placement raised approximately $8.7 million, net of the placement agent's commission and offering costs. In connection with the 1997 Private Placement, the placement agent and its affiliates received warrants to purchase 384,615 shares of Careside's Common stock at $5.20 per share. These warrants are currently exercisable and expire seven years from the date of issuance.

  In June 1998, Careside completed a private placement (the "1998 Private Placement") of 1,701,225 shares of its common stock at $6.76 per share, which generated net proceeds of approximately $10.2 million. In connection with the 1998 Private Placement, the placement agent and its affiliates received warrants to purchase 340,237 shares of Careside's common stock at $6.76 per share. These warrants are currently exercisable and expire seven years from the date of issuance. In connection with providing financial consulting services for the 1998 Private Placement, Careside granted an option to purchase 1,154 shares of common stock at $.05 per share to an entity owned by a director of Careside.

  In June 1999, Careside completed an initial public offering of its common stock. The offering totaled 2,000,000 shares of common stock and 2,000,000 tradable warrants exercisable into one share of common stock each. The combined share and warrant were sold at a price of $7.50 per unit. The warrants are currently exercisable at a price of $9.00 per share and expire on the earlier of five years from the date of issuance or if they are called. They are callable at $0.05 per warrant upon 30 days written notice if the common stock trades for ten consecutive days at a price equal to or exceeding $14.00 per share.

6. Preferred Stock

  In June 1999, the Company exchanged $1,038,575 of bridge financing and unpaid interest (see Note 9) for 162,914 shares of Series A Convertible Preferred Stock.

  The Series A Convertible Preferred Stock has a stated value equal to $7.50 per share. The Series A Convertible Preferred Stock has preference over common stock in dividends and has a liquidation preference over common stock of $7.50, plus all accrued and unpaid dividends. Each share of Series A Convertible Preferred Stock has one vote on all matters to be voted on by the holders of the common stock and votes with the holders of the common stock as one voting group. The Series A Convertible Preferred Stock has the right to vote as a separate class pursuant to applicable law and on any action limiting the preferences or rights of the Series A Convertible Preferred Stock, reclassifying the common stock or any other capital stock ranking junior to the Series A Convertible Preferred Stock into any class of security ranking senior to or the same as the Series A Convertible Preferred Stock, or increasing the authorized number of shares of Series A Convertible Preferred Stock. The Series A Convertible Preferred Stock bears a cumulative dividend, which accrues if not declared by the Board of Directors, at an annual rate of 10% of stated value. In 1999, the Company accrued dividends payable in the amount of $55,201.

  Each share of Series A Convertible Preferred Stock is convertible at the option of the holder into one unit comprised of one share of common stock and a warrant to purchase one additional share of common stock. All accrued and unpaid dividends with respect to shares of Series A Convertible Preferred Stock that are converted will be converted into units at the initial offering price per unit. The terms and conditions of the warrants received on conversion of Series A Convertible Preferred Stock, including its exercise price, will be identical to the terms and conditions of the warrants included in the units sold in the initial public offering.

                                CARESIDE, INC.
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  The Company has the right to redeem the Series A Convertible Preferred Stock at any time for a per share amount equal to the sum of $7.50, plus any accrued and unpaid dividends and the greater of $0.05 or the excess of the average five day closing price of a share of common stock over the exercise price of the warrant issuable upon conversion of the Series A Convertible Preferred Stock.

7. Purchase of Texas Instrument Laboratories, Inc.

  In December 1999, the Careside acquired all of the outstanding common stock of TIL in exchange for 521,739 shares of Careside's common stock. TIL was then merged into Careside's newly formed, wholly-owned subsidiary, Careside Hematology. The transaction was accounted for using the purchase method of accounting. Careside acquired substantially all assets of TIL for $2,869,565, which represented the market value of the 521,739 shares of common stock on the date of acquisition. The excess of the purchase price over the book value of TIL was recorded as goodwill in the amount of $2,834,747. Goodwill will be amortized over a five-year period. Amortization expense was $36,577 in 1999.

  The following unaudited proforma results of operations for the years ended December 31, 1998 and 1999 have been prepared as if the acquisition of TIL occurred on January 1, 1998:

                                                      Years Ended December 31,
                                                      -------------------------
                                                         1998          1999
                                                      -----------  ------------
                                                            (unaudited)
     Revenue......................................... $   285,856  $    321,823
     Net loss........................................  (9,532,870)  (12,103,215)
     Net loss available to common stockholders.......  (9,532,870)  (12,158,416)
     Basic and diluted loss per common share.........       (1.85)        (1.81)

8. Related Party Transactions

  During 1997, SmithKline loaned Careside $1,000,000, which along with accrued expenses of $27,985 was converted into an additional 2% equity interest (129,555 common shares) in Careside upon the closing of the 1997 Private Placement. SmithKline currently owns 229,808 shares, representing 3.0% of the current outstanding common stock.

  In December 1998, Careside entered into an agreement with an affiliate of SmithKline for up to $3,000,000 of bridge financing. In 1999, $1,000,000 of this debt, plus $38,575 of accrued interest of unpaid interest was converted to Series A Preferred Stock (see Note 9).

                                CARESIDE, INC.
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


9. Debt

  Long-term debt consists of the following:

                                                            December 31,
                                                       -----------------------
                                                          1998        1999
                                                       ----------  -----------
   Note payable, interest at 8%, due on January 31,
    2000, net of unamortized discount of $309,154....  $1,190,846  $       --
   Note payable, interest at 10%, due on April 30,
    2000.............................................         --     2,000,000
   Equipment loan due to finance company, interest at
    14%, due in monthly installments of principal and
    interest of $26,837, with a final payment of
    $133,490 in December 2002........................   1,041,084      854,286
   Equipment loan due to finance company, interest at
    15%, due in monthly installments of principal and
    interest of $14,347, with a final payment of
    $69,854 in September 2003........................         --       521,782
                                                       ----------  -----------
                                                        2,231,930    3,376,068
   Less--Current Portion.............................    (186,998)  (2,316,192)
                                                       ----------  -----------
                                                       $2,044,932  $ 1,059,876
                                                       ==========  ===========

  In December 1998, Careside entered into a $2,500,000 facility with an equipment financing company. Borrowings under the facility are evidenced as separate loans and are secured by specific equipment assets. Each equipment loan has a 48-month term and bears interest at approximately 14% and 15% per year, adjusted for an index rate based on 48-month U.S. Treasury Notes at the time of borrowing (6.44% at December 31, 1999). Careside borrowed $1,041,084 in 1998 and $558,831 in 1999 under this facility to finance equipment purchases. Careside recorded interest expense of $0 and $155,369 in 1998 and 1999, respectively related to these borrowings.

  In December 1998, Careside entered into an agreement with an affiliate of SmithKline for up to $3,000,000 of bridge financing, of which $1,500,000 was drawn on December 28, 1998 and the remaining $1,500,000 was drawn on January 31, 1999. The outstanding principal under the bridge financing originally matured upon the earliest of the completion of Careside's initial public offering (the "Offering"), a private equity financing of at least $8,000,000 or January 31, 2000. The maturity date has been extended to April 30, 2000. Careside issued a warrant (the "Bridge Warrant") in connection with the bridge financing. The Bridge Warrant was originally exercisable into that number of shares of common stock which is equal to $750,000 divided by 85% of the Offering price per share. The Bridge Warrant has an exercise price equal to 85% of the Offering price. The Bridge Warrant became exercisable in December 1999 and expires on June 16, 2003. Using the Black-Scholes pricing model, the estimated fair value of the Bridge Warrant was calculated at $330,114 and was recorded as a reduction in the carrying amount of the bridge note, with a corresponding increase in stockholders' equity. The discount on the bridge note was amortized over the estimated term of the note as additional interest expense. In June 1999, $1,000,000 of the bridge financing plus $38,575 of unpaid interest was converted to Series A Convertible Preferred Stock (see
Note 6). In connection with the conversion, the Bridge Warrant was modified such that it will be exercisable into that number of shares of common stock which is equal to $1,500,000 divided by 85% of the Offering price per share. Using the Black-Scholes pricing model, the estimated fair value of the increase in shares under the Bridge Warrant modification was calculated at $289,801 and was recorded as interest expense in 1999, with a corresponding increase in stockholders' equity.

                                CARESIDE, INC.
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  Future maturities of debt at December 31, 1999 are as follows:

       2000.......................................................... $2,316,192
       2001..........................................................    363,598
       2002..........................................................    525,366
       2003 .........................................................    170,912
                                                                      ----------
                                                                      $3,376,068
                                                                      ==========

10. Stock Options and Warrants

 Stock Options

  Careside has adopted the 1996 Incentive and Non-Qualified Stock Option Plan, 1996 Key Executive Stock Option Plan, 1998 Incentive and Non-Qualified Stock Option Plan and the 1998 Director Stock Option Plan (together, the "Plans"), which provide for the granting of options to purchase up to 1,201,923 shares of common stock to directors, officers, consultants and employees of the Company. At December 31, 1999, 684,238 shares were available for future grant under the Plans. The number of options to be granted and the option prices are determined by the Board of Directors in accordance with the terms of the Plans. Generally, options are not granted at prices below the fair market value at the date of grant. Each option expires on such date as the Board of Directors may determine. Generally options vest from 3 to 5 years.

  The table below summarizes the option activity for 1997, 1998, and 1999:

                                                  Weighted                 Exercisable
                                      Weighted  Average Fair                Weighted
                                      Average     Value of                   Average
                            Number of Exercise Options Granted   Number     Exercise
                             Shares    Price   During the Year Exercisable    Price
                            --------- -------- --------------- ----------- -----------
   Outstanding at December
    31, 1996...............      --
     Granted...............  317,163   $5.49        $2.14
                             -------   -----        =====
   Outstanding at December
    31, 1997...............  317,163    5.49                      23,051      $5.28
                                                                 =======      =====
     Granted...............  111,950    6.76        $1.83
                                                    =====
     Exercised.............  (17,715)   6.76
     Cancelled.............     (673)   5.20
                             -------   -----
   Outstanding at December
    31, 1998...............  410,725    5.78                     198,343      $5.08
                                                                 =======      =====
     Granted...............   95,017    6.17        $2.82
                                                    =====
     Exercised.............      --      --
     Cancelled.............   (5,772)   6.07
                             -------   -----
   Outstanding at December
    31, 1999...............  499,970   $5.85                     390,278      $5.76
                             =======   =====                     =======      =====

                                CARESIDE, INC.
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  The table below summarizes information about options outstanding at December 31, 1999:

                                                 Weighted Average
   Range of        Number       Weighted Average  Exercise Price       Number
   Exercise    Outstanding at      Remaining        of Options     Exercisable at
    Prices    December 31, 1999 Contractual Life   Outstanding    December 31, 1999
   --------   ----------------- ---------------- ---------------- -----------------
   $0.05-
    0.05..           1,154         7.4 years          $0.05              1,154
   $5.00-
    7.50..         497,614         7.9 years          $5.86            388,884
   $8.01..           1,202         9.0 years          $8.01                240
                   -------         ---------          -----            -------
   $0.05-
    8.01..         499,970         7.9 years          $5.85            390,278
                   =======         =========          =====            =======

  As permitted by SFAS No. 123 "Accounting for Stock-Based Compensation," the Company continues to apply the accounting rules of APB No. 25 governing the recognition of compensation expense for employee stock options. Such accounting rules measure compensation expense on the first date at which both the exercise price and the number of shares are known. Expense is only recognized in circumstances where the exercise price is less than the fair market value at the measurement date. No such expense has been recorded in the accompanying consolidated statements of operations. In 1998 Careside issued 1,154 options to a consultant. Compensation expense recorded for these options was immaterial.

  Under the requirements of SFAS No. 123 pro forma disclosure of compensation expense using the fair value method is required to be disclosed if the Company applies APB No. 25. Pro forma compensation has been computed by estimating the fair value of options at the date of grant using the Black-Scholes option pricing model.

  The following assumptions were used in estimating the fair value of options:

                                1997      1998       1999
                              --------- --------- ----------
     Weighted average risk-
      free interest rate.....     6.41%     5.56%      5.92%
     Weighted average
      expected life.......... 6.7 years 7.0 years 4.17 years
     Weighted average
      volatility.............        0%        0%        60%
     Dividend yield..........        0%        0%         0%

  Had the compensation cost of these options been recorded for the years ended December 31, 1997, 1998 and 1999, the Company's net loss would have increased by approximately $28,000, $316,000 and $442,256, respectively.

 Stock Warrants

  The following table summarizes outstanding warrants at December 31, 1999 issued in connection with private placements of Careside's common stock prior to the Offering:

                                Outstanding Exercise                Expiration
     Type of Warrants            Warrants    Price   Issuance Date     Date
     ----------------           ----------- -------- ------------- -------------
     Common stock..............   384,615    $5.20   February 1997 February 2004
     Common stock..............   340,237    $6.76    April 1998    April 2005
                                  -------
                                  724,852
                                  =======

  In addition to the above warrants, the Company issued a Bridge Warrant in connection with the issuance of debt (see Note 9). The Bridge Warrant became exercisable in December 1999 and expires in June 2003. Warrants to purchase 200,000 units were granted to the underwriters of the initial public offering. Each warrant carries an exercise price

                                CARESIDE, INC.
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

of $9.00 and allows the purchase of one share of common stock and a tradable warrant identical to those sold in the Offering. The warrants are exercisable for a four year period beginning on the first anniversary of the initial public offering.

11. Statements of Cash Flows

  The Company prepares its statements of cash flows using the indirect method as defined under SFAS No. 95. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Supplemental cash flows disclosures are as follows:

                                                             1997 1998   1999
                                                             ---- ---- --------
     Cash paid for interest................................. $ -- $ -- $157,653
     Cash paid for income taxes.............................   --   --      --

  Non-cash Investing and Financing Activities:

                                                         1997 1998    1999
                                                         ---- ---- ----------
     Conversion of bridge financing to Series A
      Preferred Stock................................... $ -- $ -- $1,038,575
     Acquisition of equipment under capital lease.......   --   --     52,980
     Accrued dividends on Series A Preferred stock......   --   --     55,201

  In connection with the Company's initial public offering, $498,433 of previously unpaid deferred offering costs were offset against accounts payable.

  In connection with the acquisition of TIL in December 1999, the Company recorded the following non-cash amounts which have been excluded from the consolidated statement of cash flows:

     Additional paid-in capital..................................... $2,869,565
     Goodwill.......................................................  2,834,747
     Net assets acquired............................................     34,818

12. Commitments

 Leases

  The Company leases office and laboratory facilities under noncancelable operating leases expiring from August 2000 to July 2006. Rent expense for the years ended 1997, 1998 and 1999 and the period from inception (July 10, 1996) through December 31, 1999 was $156,756, $156,756, $174,497 and $514,135,
respectively.

  Included in property and equipment is approximately $52,980 of equipment, at acquisition cost, which is leased under a noncancellable lease accounted for as a capital lease expiring in June 2003.

                                CARESIDE, INC.
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  At December 31, 1999, the future minimum annual rental payments under lease agreements are as follows:

                                                Capital   Operating
                                                 Leases     Leases     Total
                                                --------  ---------- ----------
     December 31:
       2000...................................  $ 16,875  $  189,065 $  205,940
       2001...................................    16,875     219,515    236,390
       2002...................................    16,875     238,746    255,621
       2003...................................     9,019     253,965    262,984
       2004...................................       --      263,577    263,577
       Thereafter.............................       --      435,820    435,820
                                                --------  ---------- ----------
                                                  59,644  $1,600,688 $1,660,332
                                                          ========== ==========
     Less--Amount representing interest at
      approximately 14 percent................   (12,803)
                                                --------
     Present value of minimum lease payments..    46,841
                                                --------
     Less--Current portion....................   (11,006)
                                                --------
                                                $ 35,835
                                                ========

 Collaborative Arrangements

  Careside has utilized strategic partners with specific design and technology expertise in order to develop the Careside system rapidly and on a cost-effective basis. Careside has agreements with (i) Fuji Photo Film Co., Ltd. for the supply of its dry film based chemistry reagents, (ii) International Technidyne Corporation for the joint development of coagulation reagents,
(iii) UMM Electronics, Inc. to design and manufacture the CareSide Analyzer and (iv) Advanced Medical Information Technologies, Inc. to develop software to link the Careside system and other medical devices, including the hematology device. In addition, Careside contracted with Hauser, Inc. for the design of the Careside system and with Battelle Memorial Institute for the design of the system's disposable test cartridges and their automated assembly manufacturing system. TIL has agreements with Ysebaert, Inc., the manufacturer of the Hematology Analyzer. The Company's agreements with its strategic partners do not obligate it to any minimum purchase commitments.

  The Company purchases its dry film based chemistry reagents solely from Fuji Photo Film Co., Ltd. In addition, UMM Electronics, Inc. is the sole designer and manufacturer of the Careside Analyzer. The loss of these suppliers could impact the Company's ability to obtain and produce these items in the short-term. However, the Company believes that acceptable alternative suppliers are available.

 Employment Agreements

  The Company has entered into three-year renewable employment agreements with three of its executive officers that provide for aggregate annual compensation of approximately $543,325.

13.  Retirement Plan

  The Company maintains a 401(k) profit sharing plan on behalf of its employees. Participation in the plan is voluntary and eligible employees, as defined, may contribute up to 15% of their compensation to the plan. The Company matches 50% of the employee's contribution up to 4% of an employee's compensation. Contributions

                                CARESIDE, INC.
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

under the Plan were, $32,315, $34,657, 47,195 and $114,167 for the years ended 1997, 1998 and 1999 and the period from inception (July 10, 1996) through December 31, 1999, respectively.

14. Employee Stock Purchase Plan

  In 1999, the Company's shareholders approved the Employee Stock Purchase Plan ("ESPP"), under which 150,000 shares of the Company's common stock could be sold to employees. Each quarter, an eligible U.S. employee may elect to withhold up to 15 percent of his or her salary to purchase shares of the Company's stock at a price equal to 85 percent of the fair value of the stock as of the first day of the quarter, or the last day of the quarter. The ESPP will terminate at the earlier of the date that all 150,000 shares have been sold or the date as of which the Board of Directors chooses to terminate the plan as provided in the plan provision. In 1999, 3,502 shares of the Company's stock were sold under the ESPP for $16,792, and at December 31, 1999, 146,498 shares remained available for sale.

15. Subsequent Events

  In January 2000, the Company financed the purchase price of certain equipment totaling $795,465 and pledged the equipment as collateral. The loan is paid in monthly installments and is due over 48 months.

  In January 2000, the Company granted 86,500 options under the 1996 and 1998 stock option Plans with a weighted average exercise price of $10.00.

16.  Events Subsequent to the Auditors' Report (Unaudited)

  In March 2000, the Company sold 1,184,091 shares of common stock in a private placement for $8.77 per common share. Proceeds, net of approximately $840,000 offering cost, amounted to $9.5 million. The Company has agreed to file a registration statement with the Securities and Exchange Commission to register these shares within 30 days after the closing. In connection with the sale, the Company issued warrants exercisable into 142,091 shares of the Company's common stock at an exercise price of $0.01 per share. The warrants are exercisable upon certain conditions and expire on December 15, 2000. In addition, the Company issued warrants to purchase 101,305 shares of common stock to the placement agent with an exercise price of $8.77 each. Upon exercise of its warrants, the placement agent is entitled to exercise a contingent warrant for 12,156 shares of common stock. These contingent warrants have the same terms and conditions as the contingent warrants issued to the purchasers in the private placement.

================================================================================





                                      LOGO






                       3,248,510 Shares of Common Stock



                               __________________

                                   PROSPECTUS

                               __________________












                                 April __, 2000

================================================================================


     We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell or buy any securities in any jurisdiction where it is unlawful. The information in this prospectus is current as of its date.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

     The following table sets forth an itemization of all estimated expenses, in connection with sale of the securities being registered payable by Careside:

     Nature of Expense                                                  Amount
     -----------------                                                ----------
     SEC Registration Fee............................................ $ 8,254.46
     Printing and engraving fees..................................... $ 4,500
     Registrant's counsel fees and expenses.......................... $25,000
     Accounting fees and expenses.................................... $32,000
     Miscellaneous................................................... $ 5,245.54
                                                                      ----------
      TOTAL.......................................................... $75,000.00
                                                                      ==========

Item 14. Indemnification of Directors and Officers.

     Our Amended and Restated Certificate of Incorporation (the "Charter") provides that we shall indemnify and advance expenses to the fullest extent permitted by Section 145 of the Delaware General Corporation Law ("DGCL"), as amended from time to time, to each person who is or was one of our directors or officers and the heirs, executors and administrators of such a person. Any expenses, including attorneys' fees, incurred by a person who is or was one of our directors or officers, and the heirs, executors and administrators of such a person in connection with defending any such proceeding in advance of its final disposition shall be paid by us; provided, however, that if the DGCL requires, an advancement of expenses incurred by an indemnitee in his capacity as a director or officer, and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan, shall be made only upon delivery to us of an undertaking by or on behalf of such indemnitee, to repay all amounts so advanced, if it shall ultimately be determined that such indemnitee is not entitled to be indemnified for such expenses. Notwithstanding the aforementioned indemnification provisions, we may, at the discretion of our Chief Executive Officer, enter into indemnification agreements with directors or officers.

     Section 145 of the DGCL provides that a corporation has the power to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that such director or officer or former director or officer is or was a director, officer, employee or agent of the corporation, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with such action, suit or proceeding, if such person shall have acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such person had no reasonable cause to believe his or her conduct was unlawful, except that, if such action shall be in the right of the corporation, no such indemnification shall be provided as to any claim, issue or matter as to which such person shall have been judged to have been liable to the corporation unless and to the extent that the Court of Chancery of the State of Delaware, or any court in which such suit or action was brought, shall determine upon application that, in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as such court shall deem proper.

     The Charter contains a provision to limit the personal liability of our directors to the fullest extent permitted by Section 102(b)(7) of the DGCL, as amended. In addition, the Amended and Restated By-Laws provide that we shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by us or in our right, by reason of the fact that he is or was one of our directors, officers, employees or agents, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     As permitted by the DGCL, the Charter provides that, subject to certain limited exceptions, none of our directors shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for the unlawful payment of dividends on or redemption or repurchase of our capital stock or (4) for any transaction from which the director derived an improper personal benefit. The effect of this provision is to limit our ability and our stockholders' ability through stockholder derivative suits on our behalf, to recover monetary damages against a director for the breach of certain fiduciary duties as a director, including breaches resulting from grossly negligent conduct. In addition, the Charter and Amended and Restated By-Laws provide that we shall, to the fullest extent permitted by the DGCL, indemnify all of our directors and officers and that we may, to the extent permitted by the DGCL, indemnify our employees and agents.

Item 15. Recent Sales of Unregistered Securities.

     Since our formation in July 1996, we have issued the following securities, having given retroactive effect to a 1-for-5.2 reverse stock split effected in connection with our initial public offering, without registration under the Securities Act:

     1. In July 1996 and October 1996, we issued an aggregate of 659,344 shares of common stock to our founder group for no consideration.

     2. In November 1996, pursuant to an asset purchase agreement, SmithKline Beecham Diagnostics Systems Co. and SmithKline Beecham Clinical Laboratories, Inc. sold us certain fixed and intangible assets used in connection with our point-of-care development program. As consideration for the purchase of the assets, we issued to SBDS 34,702 shares of common stock, representing 5% of our total common stock outstanding at that time.

     3. In December 1996, in connection with the establishment of a $1.0 million working capital facility, we issued Exigent Partners, L.P. 557,601 shares of common stock for an aggregate purchase price of $98,995. In the same month, we issued (1) 30,935 shares of common stock to SmithKline Beecham Corporation pursuant to certain anti-dilution protections granted to SmithKline Beecham Corporation in connection with a credit facility and asset transfer and (2) 30,173 shares of common stock to Philip B. Smith for the investment banking services he provided in connection with our equity financing.

     4. In January 1997, our credit facility from SmithKline Beecham Corporation, pursuant to its terms, was converted into 129,555 shares of common stock, representing 2% of our total common stock outstanding at that time.

     5. In March 1997, we completed a private placement of securities through Spencer Trask Securities Incorporated which resulted in our issuance of 1,923,090 shares of common stock at $5.20 per share to 203 investors who were deemed to be accredited investors under Rule 501(a) of Regulation D of the Securities Act of 1933 based upon representations made to us by such investors. In connection with the private placement in February 1997, we issued warrants to Spencer Trask Securities Incorporated to purchase 384,615 shares of common stock at an exercise price of $5.20 per share as partial consideration for its services in the private placement. These warrants expire three
          (3) years after closing of the offering. Of the proceeds of this private placement, which totalled in the aggregate approximately $10 million, we received approximately $9 million with the remainder paid as a commission to Spencer Trask for its services in the private placement.

     6. In February 1997, we granted stock options to purchase an aggregate of 256,368 shares of common stock under our 1996 Incentive and Non-Qualified Stock Option Plan and 1996 Key Executive Stock Option Plan (collectively, the "1996 Stock Option Plans") to ten employees and directors. The weighted average per share exercise price of these stock options is $5.29.

     7. In May 1997, we granted stock options to purchase 192 shares of common stock under our 1996 Incentive and Non-Qualified Stock Option Plan to one employee. The per share exercise price of these stock options is $5.20.

     8. In June 1997, we granted stock options to purchase an aggregate of 31,731 shares of common stock under our 1996 Stock Option Plans to an individual who was both one of our employees. The per share exercise price of these stock options is $6.76.

     9. In August 1997, we granted Cedar Capital Investors, options to purchase 1,154 shares of common stock at an exercise price of $.052 per share. These options remain exercisable until August 8, 2007. These options were granted to Cedar Capital Investors in consideration for providing certain financial consulting services to us in connection with a private placement of securities in 1998.

     10. In December 1997, we granted stock options to purchase an aggregate of 27,718 shares of common stock under our 1996 Incentive and Non-Qualified Stock Option Plan to 20 employees. The weighted average per share exercise price of these stock options is $6.09.

     11. In January 1998, we granted stock options to purchase an aggregate of 1,923 shares of common stock under our 1996 Incentive and Non-Qualified Stock Option Plan to one employee. The per share exercise price of these stock options is $6.76.

     12. In February 1998, we granted stock options to purchase an aggregate of 13,700 shares of common stock under our 1996 Incentive and Non-Qualified Stock Option Plan to one employee and five non-employee directors. The per share exercise price of these stock options is $6.76.

     13. In May 1998, we granted stock options to purchase an aggregate of 17,715 shares of common stock under our 1996 Incentive and Non-Qualified Stock Option Plan to 18 employees which were immediately exercised. The per share exercise price of these stock options was $6.76 per share.

     14. In June 1998, we completed a second private placement of securities through Spencer Trask Securities Incorporated which resulted in our issuance of 1,701,225 shares of common stock at $6.76 per share to 311 investors, of whom 101 invested in the 1997 private placement of securities, who were deemed to be accredited investors under Rule 501(a) of Regulation D of the Securities Act of 1933 based upon certain representations made to us by such investors. In connection with the private placement in 1998, we issued warrants to Spencer Trask Securities Incorporated to purchase 340,237 shares of common stock at an exercise price of $6.76 per share as partial consideration for our services in these private placements. These warrants expire three years from the date of closing of the offering. Of the proceeds of this private placement, which totalled in the aggregate approximately $11.5 million, we received approximately $10 million with the remainder paid as a commission to Spencer Trask Securities Incorporated for its services in the private placement.

     15. In July 1998, we granted stock options to purchase an aggregate of 67,074 shares of common stock under our 1996 Stock Option Plans to 29 employees two of whom are directors. The per share exercise price of these stock options is $6.76.

     16. In November 1998, we granted stock options to purchase an aggregate of 11,538 shares of common stock under our 1996 Incentive and Non-Qualified Stock Option Plan to six employees two of whom are directors. The per share exercise price of these stock options is $7.28.

     17. In December 1998, we entered into a bridge loan agreement with S.R. One, Limited for a $3.0 million loan at 8% per annum interest. Draw down of $1.5 million on this loan occurred on December 28, 1998 with the remaining $1.5 million drawn down in January 1999. Prior to the modification described in item 19 below, the bridge loan matured on the date of completion of the offering or January 31, 2000, whichever occurred sooner. We issued a warrant to S.R. One, Limited which, prior to the modification described in Item 19 below, had an exercise price based upon the initial public offering price of our common stock, less a 15% discount, as partial consideration for providing the bridge loan. The warrant is not exercisable until at least six months after completion of the offering.

     18. In January 1999, we granted stock options to purchase an aggregate of 1,202 shares of common stock under our 1996 Incentive and Non-Qualified Stock Option Plan to one employee. The per share exercise price of these stock options is $8.00.

     19. In April 1999, we entered into a commitment letter with S.R. One, Limited pursuant to which S.R. One agreed to convert $1 million of our $3 million bridge loan, together with accrued interest at the rate of 8% on $1 million, upon consummation of the offering, into 162,914 shares of Series A Convertible Preferred Stock. The remaining $2 million of the bridge loan matured in December 1999. The annual interest rate on the remaining $2 million increased to 10% on July 1, 1999. Since the remainder of the bridge loan was not repaid by December 1, 1999, S.R. One has the option to convert all or any portion of the remaining loan, plus accrued interest thereon, into shares of Series A Convertible Preferred Stock on the same basis as the Series A Convertible Preferred Stock that is issued to S.R. One as part of the $1 million conversion at the completion of our initial public offering. As part of the conversion, the bridge warrant issued to S.R. One in the bridge financing was modified such that it will entitle S.R. One to purchase that number of shares of common stock which is equal to $1,500,000 divided by $6.38

     20. In June 1999, we granted stock options to purchase an aggregate of 10,815 shares of common stock under our 1996 Incentive and Non-Qualified Stock Option Plan to five non-employee directors. The per share exercise price of these stock options is $7.50.

     21. In June 1999, we completed our initial public offering of 2,000,000 units, comprised of one share of common stock and one warrant to purchase an additional share of our common stock. The net proceeds from our initial public offering were $12.4 million, after deducting the underwriting fees and estimated expenses of that offering. Of the net proceeds received, (i) 4.4 million was used to complete product development, (ii) 1.0 million was used to prepare for the marketing, sale and launch of our product and (iii) the balance has and will continue to be used for working capital and other general corporate purposes.

     22. On December 7, 1999, we acquired all of the outstanding stock of Texas International Laboratories, Inc. (TIL). The acquisition was effected by the merger of TIL with and into Careside Hematology, Inc., our wholly-owned subsidiary. The stockholders of TIL received 521,739 unregistered shares of our Common Stock.

     23. On December 31, 1999, we issued 3,502 shares of common stock to one employee who purchased them pursuant to our Employee Stock Purchase Plan.

     24. In January 2000, we granted stock options to purchase 86,500 shares of common stock under our 1996 and 1998 Incentive and Non-Qualified Stock Option Plans to 30 employees. The per share exercise price is $10.00.

     25. In March 2000, we issued 1,154 shares to Mr. Anthony Brenner upon exercise of options at $.052 per share originally granted to Cedar Capital Investors.

     26. In March 2000, we completed a private placement of 1,184,091 shares of our common stock at $8.77 per share, raising a gross amount of $10.4 million. Our expenses in that transaction were approximately $840,000. Purchasers of those privately placed shares also received contingent warrants to purchase 142,091 shares of our common stock at an exercise price of $.01 per share if the closing price of our common stock on the American Stock Exchange falls below $7.50 per share for 15 consecutive days during the period from August 15, 2000 to November 15, 2000. Such warrants will expire on December 15, 2000. In addition, our placement agent in this transaction received warrants to purchase 101,305 shares of our common stock. The agent's warrants expire in March 2005 and the exercise price is $8.77 per share. Upon exercise of its warrants, the placement agent is entitled to exercise a contingent warrant for an additional 12,156 shares of our common stock at $.01 per share. The agent's contingent warrant has the same terms and conditions as the contingent warrant issued to the purchasers in the transaction.



     27. On March 31, 2000 we issued 2,839 shares of common stock to one employee who purchased them pursuant to our Employee Stock Purchase Plan.

     We believe that the transactions described in paragraphs 1 through 27 above were exempt from registration under Section 3(b), 4(2) or 3(a)(9) of the Securities Act because the subject securities were either (1) issued pursuant to a compensatory benefit plan pursuant to Rule 701 under the Securities Act,
(2) issued to a limited group of persons, each of whom was believed to have been a sophisticated investor or to have had a preexisting business or personal relationship with us or our management and to have been purchasing for investment without a view to further distribution or (3) exchanged by us with our existing security holders exclusively where no commission or other remuneration was paid or given directly or indirectly for soliciting such exchange. In addition, unless the shares were registered, the recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits:

Exhibit No.                            Description
-----------                            -----------

2.1* Agreement and Plan of Merger dated as of December 7, 1999 by and among Careside, Inc., Careside Hematology, Inc., Texas International Laboratories, Inc., Yves LeBihan and Jean-Yves LeBihan.

3.1**          Amended and Restated Certificate of Incorporation of Careside,
               Inc.

Exhibit No.                             Description
-----------                             -----------
3.2**          Certificate of Designations of Series A Convertible Preferred
               Stock
3.3**          Amended and Restated Bylaws of Careside, Inc.
4.1***         Specimen Stock Certificate
4.1a**         Specimen Warrant Certificate
4.1b**         Specimen Unit Certificate
4.2***         Placement Agent Warrant Agreement dated as of January 31, 1997 by and between Careside, Inc. and Spencer Trask Securities
               Incorporated (including Form of Warrant)
4.3***         Placement Agent Warrant Agreement dated as of March 6, 1998 by and between Careside, Inc. and Spencer Trask Securities
               Incorporated (including Form of Warrant)
4.4***         Securities Purchase Agreement dated as of December 17, 1998 by and between S.R. One, Limited and Careside, Inc. (including Form of Note) (as amended)
4.5***         Warrant Issued to S.R. One, Limited on December 17, 1998
4.6**          Warrant Agreement dated June 21, 2000, by and between Careside,
               Inc. and Paulson Investment Company, Inc.
4.7**          Form of Warrant Agreement dated June 21, 2000, by and between
               Careside, Inc. and American Stock Transfer & Trust Company, as
               Warrant Agent
4.8**          Warrant issued to S.R. One, Limited dated June 21, 1999.
4.9**          New Note issued to S.R. One, Limited dated as of June 21, 1999.
4.10****       Registration Rights Agreement dated as of December 7, 1999 by and between Careside, Inc. and Yves LeBihan and Jean-Yves LeBihan.
4.11***        Securities Purchase and Subscription Agreement dated as
               of March 8, 2000 by and between Careside, Inc. and Purchasers
4.12***        Warrant Agreement dated as of March 8, 2000 by and between
               Careside, Inc. and H. C. Wainwright & Co., Inc. (including Form of Warrant)
4.13***        Contingent Warrant Agreement dated as of March 8, 2000 by and between Careside, Inc. and Purchasers (including Form of Warrant)
5.1            Opinion of Pepper Hamilton LLP (including consent)
10.1***        Registration Rights Agreement dated as of November 7, 1996 by and among SmithKline Beecham Diagnostic Systems Co., SmithKline
               Beecham Corporation and Careside, Inc.
10.2***        Registration Rights Agreement dated as of December 4, 1996 by and among Careside, Inc., Exigent Partners, L.P., W. Vickery
               Stoughton, Thomas H. Grove, Kenneth B. Asarch, William S. Knight,
               Donald S. Wong, Ashok K. Sawhney and Philip B. Smith
10.3***        Amendment No. 1 to Registration Rights Agreement dated as of
               January 31, 1997 by and among Careside, Inc. Exigent Partners,
               L.P., W. Vickery Stoughton, Thomas H. Grove, Kenneth B. Asarch,
               William S. Knight, Donald S. Wong, Ashok K. Sawhney and Philip B.
               Smith
10.4***        Registration Rights Agreement dated as of December 4, 1996 by and between Careside, Inc. and Spencer Trask Securities Incorporated
10.5***        Registration Rights Agreement dated as of January 31, 1997 by and among Careside, Inc. and the Investors signatory thereto
10.6***        Stockholders Agreement dated as of December 4, 1996 by and among the Careside, Inc., SmithKline Beecham Corporation, SmithKline
               Beecham Diagnostic Systems Co., Spencer Trask Securities
               Incorporated, Exigent Partners, L.P., W. Vickery Stoughton,
               Thomas H. Grove, Kenneth B. Asarch, William S. Knight, Donald S.
               Wong, Ashok K. Sawhney, Philip B. Smith and each Investor
               signatory thereto
10.7***        Consulting Agreement by and between Careside, Inc. and Cedar
               Capital Investors dated August 8, 1997
10.8***        Employment Agreement dated as of March 3, 1997 between Careside,
               Inc. and W. Vickery Stoughton
10.9***        Employment Agreement dated as of March 3, 1997 between Careside,
               Inc. and Thomas H. Grove
10.10***       Employment Agreement dated as of July 30, 1998 between Careside,
               Inc. and James R. Koch
10.11***       1996 Incentive and Non-Qualified Stock Option Plan, as amended and restated
10.12***       1996 Key Executive Stock Option Plan, as amended and restated
10.13***       1998 Incentive and Non-Qualified Stock Option Plan
10.14***       1998 Director Stock Option Plan
10.15***       Standard Industrial/Commercial Single-Tenant Lease-NET dated as of October 14, 1996, by and between Fox Hills Business Park, a
               California Limited Partnership and Careside, Inc.
10.16***       Agreement dated as of August 23, 1996, by and between Fuji Photo
               Film Co., Ltd. and Careside, Inc.
10.17***       Agreement dated as of December 12, 1995, by and between United
               Medical Manufacturing Company and SmithKline Beecham Corporation
               and assignment

Exhibit No.                             Description
-----------                             -----------

10.18***       Product Development and Supply Agreement dated as of July 18,
               1997, by and between Careside, Inc. and UMM Electronics, Inc.
10.19***       Agreement executed December 7, 1995 and February 28, 1996, by and between SmithKline Beecham Corporation and Hauser, Inc. and assignment
10.20***       Agreement Number CP032284 Cost Type executed December 5 and 17,
               1996 by and between Battelle Memorial Institute and Careside,
               Inc.
10.21***       Joint Research and Development Agreement dated as of October 28,
               1996 by and between Careside, Inc. and International Technidyne
               Corporation
10.22***       Commitment Letter between S.R. One, Limited and Careside, Inc.
               dated April 29, 1999.
10.23***       Distribution and Supply Agreement dated as of November 7, 1996, by and between SmithKline Beecham Clinical Laboratories, Inc. and
               Careside, Inc, as amended on February 12, 1999.
10.24***       Asset Purchase Agreement dated as of November 7, 1996, by and among SmithKline Beecham Clinical Laboratories, Inc., SmithKline
               Beecham Diagnostic Systems Co. and Careside, Inc.
10.25***       Loan and Security Agreement dated as of October 1, 1996, by and between Careside, Inc. and SmithKline Beecham Corporation
10.26***       Placement Agency Agreement dated as of December 10, 1996, by and between Careside, Inc. and Spencer Trask Securities Incorporated
10.27***       Placement Agency Agreement dated as of January 29, 1998, by and between Spencer Trask Securities Incorporated and Careside, Inc.
10.28***       Investment Banking Agreement dated as of January 31, 1997, by and between Careside, Inc. and Spencer Trask Securities Incorporated
10.29***       Agreement of Limited Partnership of Exigent Partners, L.P. dated as of October 1996, by and between Kevin Kimberlin and those persons listed on Schedule A attached thereto
10.30***       The Lincoln National Life Insurance Company Standardized 401(k)
               Salary Reduction Plan and Trust Prototype Plan Adoption Agreement
               Plan #008, effective January 1, 1997, by and between Careside,
               Inc. W. Vickery Stoughton and Thomas Grove
10.31***       Employee Stock Purchase Plan
10.32***       Registration Rights Agreement dated as of March 6, 1998 by and among Careside, Inc. and the Investors signatory thereto
10.33***       Registration Rights Agreement dated as of March 6, 1998 by and between Careside, Inc. and Spencer Trask Securities Incorporated
10.34***       Registration Rights Agreement dated as of December 17, 1998 by and between Careside, Inc. and S.R. One, Limited
10.35***       Waiver Letter Agreement dated as of May 25, 1999 by and between
               Careside, Inc. and Spencer Trask Securities Incorporated
10.36***       Letter Agreements between Advanced Medical Information
               Technologies, Inc. and Careside, Inc. dated January 11, 1999,
               January 25, 1999 and February 19, 1999.
10.37**        Securities Conversion Agreement dated as of June 14, 1999
               between S.R. One, Limited and Careside, Inc.
10.38**        Form of Amended and Restated Registration Rights Agreement dated as of June 21, 1999 between S.R. One, Limited and Careside, Inc.
10.39***       Agreement dated as of April 13, 1999 by and between Fuji Photo
               Film Co., Ltd. and Careside, Inc.
23.1           Consent of Arthur Andersen LLP
23.2           Consent of Pepper Hamilton LLP (included in Exhibit 5.1)
24.1           Power of Attorney (included on signature the signature page hereof)

* Incorporated herein by reference to Careside's current report on Form 8-K filed on December 22, 1999.

** Incorporated herein by reference to Careside's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999 filed on August 13, 1999.

*** Incorporated herein by reference to the Registration Statement on Form S-1 of Careside, Inc., as amended. Registration No. 333-69207.

**** Incorporated herein by reference to Careside's Annual Report on Form 10-K/A filed on March 31, 2000.



(b) Financial Statement Schedules:

     Financial Statement Schedules are omitted because the information is included in the Financial Statements or notes thereto.

Item 17. Undertakings.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities
Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

          (i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

          (ii) Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement, and

          (iii) Include additional or changed material information on the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) For purposes of determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     (4) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (5) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     In addition, the undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Culver City, California, on this 17th Day of April, 2000.

                                    CARESIDE, INC.


                                    By:       /s/ W. Vickery Stoughton
                                             -------------------------
                                               W. Vickery Stoughton
                                         Chairman of the Board of Directors
                                            and Chief Executive Officer




                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints W. Vickery Stoughton, Thomas H. Grove, and James R. Koch and each of them, his true and lawful attorney-in-fact and agents, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


        Signatures                                      Title                    Date
        ----------                                      -----                    ----
    /s/ W. Vickery Stoughton                  Chairman of the Board of      April 17, 2000
----------------------------------             Directors, Chief
    W. Vickery Stoughton                       Executive Officer and
                                               Director (principal
                                               executive officer)

    /s/ Thomas H. Grove                       Executive Vice President      April 17, 2000
----------------------------------             Research and Development
    Thomas H. Grove                            and Director

    /s/ James R. Koch                         Chief Financial Officer       April 17, 2000
----------------------------------             Treasurer, Executive Vice
    James R. Koch                              President and Director
                                               (principal financial and
                                               accounting officer)

    /s/ Anthony P. Brenner                             Director             April 17, 2000
----------------------------------
    Anthony P. Brenner

    /s/ William F. Flatley                             Director             April 17, 2000
----------------------------------
    William F. Flatley

    /s/ Kenneth N. Kermes                              Director             April 17, 2000
----------------------------------
    Kenneth N. Kermes

    /s/ C. Alan MacDonald                              Director             April 17, 2000
----------------------------------
    C. Alan MacDonald

    /s/ Diana Mackie                                   Director             April 17, 2000
----------------------------------
    Diana Mackie

    /s/ Philip B. Smith                                Director             April 17, 2000
----------------------------------
    Philip B. Smith